As submitted confidentially with the Securities and Exchange Commission on March 28, 2025.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended      .

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report      .

For the transition period from      to     .

Commission file number     .

Leoch Energy Inc

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

152 Beach Road #22-01/04 Gateway East Singapore 189721 (Address of principal executive offices)	Dr. Li DONG +65 6970 0908 152 Beach Road #22-01/04 Gateway East Singapore 189721 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Li He, Esq.

Davis Polk & Wardwell LLP

c/o 10 Floor, The Hong Kong Club

Building 3A Chater Road

Central, Hong Kong

+852 2533-3300

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US$0.000005 per share	[The Nasdaq Stock Market LLC]

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐     No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☐     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this registration statement using a number of conventions, which you should consider when reading the information contained herein. In this registration statement, “we,” “us,” “our,” “our company” and “Leoch Energy” shall refer to Leoch Energy Inc and the Leoch Energy Business (defined below) collectively, as the context may require.

We prepare combined financial statements expressed in U.S. dollars. Our combined financial statements responsive to Item 17 of this Form 20-F are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

We have prepared this registration statement to register our shares under the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with the trading of our shares on the [Nasdaq Capital Market] (“[NASDAQ]”). We were formed in July 2024 in connection a the spin-off of the following businesses that are currently held by Leoch International Technology Limited (“Leoch Technology”) (collectively, the “Leoch Energy Business”), which is Leoch Technology’s battery business in global markets, other than Chinese Mainland, Hong Kong and Macau (the “Global Markets”).

Additionally, this registration statement uses the following conventions:

•	“Cash Alternative” has the meaning assigned in the Leoch Technology Circular filed as Exhibit [15.4] of this Form 20-F;

•

“separation” shall refer to the transaction in which Leoch Technology will contribute certain operations and assets of its business unit in Global Markets to us, including its interests in each of subsidiary of Leoch Energy,

•

“distribution” shall refer to the transaction in which Leoch Technology will spin off Leoch Energy through a pro rata distribution to Leoch Technology shareholders of 100% of our shares held by Leoch Technology;

•	“spin-off” refers collectively to the separation and the distribution;

•

“Non-Qualifying Company Shareholders” refers to Leoch Technology shareholders who, due to practical limitations and restrictions, will not be qualified to receive Leoch Energy shares directly under the proposed distribution;

•	“OEM” refers to original equipment manufacturer, a company that produces parts or vehicles that are either used in the assembly of new vehicles or sold under the vehicle manufacturer’s brand;

•

“Qualifying Company Shareholders” refers to Leoch Technology shareholders who are not the Non-Qualifying Shareholders and who will directly receive Leoch Energy shares under the proposed distribution; and

•	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (as amended from time to time).

Unless otherwise indicated or required by the context, in this registration statement, our disclosure assumes that the consummation of the spin-off has occurred. Although we did not acquire each of our businesses until shortly before the submission of this registration statement, the operating and other statistical information with respect to each of our businesses is presented as of June 30, 2024, unless otherwise indicated, as if we owned such businesses as of such date.

In connection with the separation, Leoch Technology will grant to us the exclusive rights to develop, produce and sell products under the brands of , and in the Global Markets.

MARKET INFORMATION

This Form 20-F contains certain industry and market data that were derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry and our market position globally. This Form 20-F also contains other industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of such industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.

In addition, industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that any projections they contain are based on a number of significant assumptions. Forecasts, projections and other forward-looking information obtained from these sources involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section “Special Note About Forward-Looking Statements” below. You should not place undue reliance on these statements.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain “forward-looking statements” that involve risks and uncertainties. Forward-looking statements are statements that do not represent historical facts and the assumptions underlying such statements. We use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “potential,” “expect,” “intend,” “may,” “will,” “would,” “should,” “plan,” “predict,” “project,” “outlook” and similar expressions to identify forward-looking statements. Forward-looking statements in this Form 20-F include, but are not limited to:

•	our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;

•	our ability to commercialize a continuing stream of new products and line extensions that create demand;

•

our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability;

•	general economic conditions and the level of markets in the electric vehicle, urbanization, industrialization, and renewable energy sectors;

•	our ability to expand into additional geographic markets;

•	our ability to maintain product quality and product performance at an acceptable cost;

•	our ability to compete with existing and new competitors in our Global Markets;

•	problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;

•	the risks associated with doing business globally;

•	inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;

•	our ability to hire, integrate and retain highly skilled personnel;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to comply with ongoing regulatory requirements;

•	the increased expenses associated with being a public company;

•	our ability to achieve some or all of the anticipated benefits of the separation;

•	our ability to securely maintain consumer and other third-party data;

•	our expectation that the spin-off takes place as contemplated or at all;

•

our expectations regarding the potential outcome, or financial or other impact on us or any of our businesses of the spin-off, or regarding potential future sales or earnings of us or any of our businesses or potential shareholder returns; and

•	the other risks and uncertainties described under “Risk Factors.”

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this registration statement. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that: (i) we will be able to realize any of the potential strategic benefits or opportunities as a result of the spin-off; (ii) shareholders will achieve any particular level of shareholder returns; (iii) we, or any of our businesses, will be commercially successful in the future, or achieve any particular credit rating or financial results; or (iv) the spin-off will be successful.

v

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this registration statement, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this registration statement. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read this registration statement and the documents that we reference and have filed as exhibits to in this Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this registration statement.

SUMMARY

This summary highlights selected information from this Form 20-F and provides an overview of our company, our separation from Leoch Technology and the distribution by Leoch Technology of our shares to our shareholders. For a more complete understanding of our business and the spin-off, you should read this entire Form 20-F carefully, particularly the discussion under “Item 3. Key Information—3.D. Risk Factors” of this Form 20-F and our combined financial statements and the notes to those financial statements appearing elsewhere in this Form 20-F.

Our Mission

We strive to become a world-class energy management and power solution provider.

Overview

We are a global energy management and power solution company. We offer comprehensive energy management and power solutions including, Battery Management System (BMS), Energy Storage Systems (ESS) and a wide range of batteries for applications such as data centers (IDCs), telecommunication base station, automobiles and motorcycles, low-speed electric vehicle, as well as residential, industrial and commercial (I&C). Additionally, we have broadened our product portfolio by developing Energy Management System (EMS) and Remote Maintenance System (RMS) in our innovation center in Singapore. According to Asia Battery Association, we provide the most comprehensive offerings of more than 2,400 battery products encompassing network power battery, start, lighting and ignition battery (SLI battery) and motive power battery among all global battery manufacturers. We are currently a wholly-owned subsidiary of Hong Kong-listed company Leoch Technology. After the spin-off, we will operate as an independent company, delivering batteries, ESS, EMS and various power solutions to customers and distributors in the Global Markets. Meanwhile, Leoch Technology will continue to serve customers and distributors within Chinese Mainland, Hong Kong and Macau.

Our development has always been in line with market demand. The development of global artificial intelligence has promoted the development and construction of data centers, leading to an increase in the UPS market for data centers, additionally, the number of 5G base stations continues to increase, driving the growth of demand for network power supplies. According to Frost & Sullivan, from 2019 to 2023, the market size of lead-acid network power batteries increased from US$9.3 billion to US$10.9 billion, and is expected to reach US$12.7 billion by 2028, with a CAGR of 3.1% from 2023 to 2028. In recent years, lithium-ion batteries have experienced rapid growth and lithium Battery Energy Storage System (BESS) has become the fastest-growing segment. The global lithium BESS market surged from US$2.1 billion in 2019 to US$37.0 billion in 2023, reflecting a CAGR of 104.0%. Looking ahead, we expect the global lithium BESS market to maintain a robust growth trajectory in the long term. The global lithium BESS market is projected to maintain its rapid growth, reaching US$158.5 billion by 2028, with a CAGR of 33.8% from 2023 to 2028, according to Frost & Sullivan.

We are dedicated to improving our products by refining formulations, optimizing structural designs, advancing production techniques, and upgrading manufacturing equipment. Additionally, we work closely with our customers to develop tailored solutions that address their specific requirements. Our products are renowned for their superior quality and performance, making them challenging for competitors to reach. For instances,

•	we have enhanced the cycle life of our LDC motive power batteries by incorporating advanced deep-cycle AGM and GEL technologies, achieving a cycle life that is two times the IEC standard; and

•	for ESS, we are preparing to launch our UL and IEC-certified liquid-cooled ESS with a 5MWh capacity within a single 20-foot container, along with an all-in-one containerized ESS that integrates

PCS inverters within the same unit. Additionally, our I&C ESS has obtained IEC62619 certification, with optional features such as solar integration and an on/off-grid switch within the all-in-one cabinet design.

Our products’ outstanding performance not only meets customer needs but also earns their lasting trust, as we expand beyond batteries into energy and sustainability solutions for the present and future. We have cultivated a high-quality and diverse customer base, serving more than 2,600 customers as of June 30, 2024. With our extensive global sales network, our products reached 133 countries through 20 sales companies, with more than 300 dedicated sales and pre- and post-support employees. We are a trusted power solution provider serving world’s top IDC infrastructure solution providers, telecommunication operators and automobile original equipment manufacturers, as well as commercial, industrial, and city infrastructure clients and service providers. These industry leaders, particularly in IDC, telecommunications, and critical urban infrastructure, uphold stringent certification and cybersecurity compliance standards, creating high entry barriers for new suppliers—especially battery, ESS, and energy companies from China seeking to expand into international markets. Our established role as a long-term partner to these global organizations is a clear indication of the superior quality and reliability of our products and services. This, in turn, reinforces our customer relationships in the long term.

Our global manufacturing network consists of 6 state-of-the-art manufacturing facilities located in Vietnam, Malaysia, India and Mexico. Our manufacturing expertise is driven by a team of highly skilled professionals from the globe in key leadership roles, including managers and technical supports. With extensive industry experience, they bring deep technical knowledge and engineering excellence, leveraging top-tier technology to enhance our manufacturing capabilities and drive innovation. We have continuously invested in and refined our facilities and manufacturing techniques over time, enabling us to optimize our production process and deliver best-in-class products that meet our clients’ demands. Acknowledging our commitment to quality, a leading global automobile manufacturer has awarded us the Preferred Quality Status, while two of the global top energy solution companies have consistently awarded us as their best global battery supplier over the years, which are prestigious designations reserved for top-tier suppliers who excel in meeting a comprehensive set of quality and logistical standards. Additionally, we are deeply committed to ESG principles and sustainable growth, ensuring our innovations and operations contribute to a greener and more responsible future.

The following table sets forth our revenue in the periods indicated and based on the geographic locations of our customers and their percentage of total revenue.

	Year ended December 31,		Six months ended June 30,
	2023		2023		2024
	Revenue	%	Revenue	%	Revenue	%
	(US$ in thousands, except percentage)
Americas	295,460	42.5	113,157	38.3	180,991	45.5
Asia-Pacific (excluding Chinese Mainland, Hong Kong and Macau)	143,207	20.6	69,239	23.5	80,593	20.2
EMEA and others	256,317	36.9	112,836	38.2	136,647	34.3

TOTAL	694,984	100.0	295,232	100.0	398,231	100.0

Our Competitive Strengths

We believe the following strengths of our business distinguish us from our competitors, enhance our leadership position in our industry and position us to capitalize on the expected continued growth in our market:

•	Global presence with comprehensive product offerings powered by extensive solution technology portfolio;

•	Extensive global sales and distribution network with localized operations for in-depth customer service;

•	Strong and long-term relationship with industry leading customers to deliver power solutions tackling key challenges; and

•	Expanding global production capabilities for future growth.

Our Growth Strategies

We plan to implement the following strategies to pursue our continued growth:

•	Reinforcing our OE service leadership;

•	Expanding aftermarket services through a strong distribution network;

•	Offering comprehensive power solutions with our strong technology portfolio;

•	Continuing to invest in R&D efforts; and

•	Expanding global production footprint to support future growth

For more information on our business, see Item 4. “Information on the Company—4.B. Business Overview.”

Background and Reasons for the Spin-Off

After evaluating the market positions of its battery products and related offerings, including network power batteries, SLI batteries, motive power batteries, ESS solutions across different regions around the world and recycled lead in Chinese Mainland, Leoch Technology recognized the need for region-specific strategies to succeed in different global markets. As a result, Leoch Technology determined that the most effective approach for driving global growth and strengthening its presence in local markets is to separate its operations into two distinct markets: (i) Chinese Mainland, Hong Kong and Macau; and (ii) the Global Markets. Leoch Technology believes that the spin-off will maximize the overall market value of the company, particularly by unlocking its potential in Global Markets, enhancing operational focus and management efficiency in each market, and gaining recognition from investors, particularly those in international markets.

As two separate publicly traded entities, Leoch Technology and Leoch Energy will be better equipped to seize significant growth opportunities and allocate resources effectively to their respective geographic markets and strategic objectives. Leoch Technology Board believes that the separation and distribution is commercially beneficial to Leoch Technology and Leoch Energy and in the interest of the Leoch Technology Shareholders as a whole as it expects the following benefits:

•	the separation would strengthen the operational management efficiencies of both Leoch Technology and Leoch Energy;

•	the separation would enable Leoch Technology and Leoch Energy to obtain reasonable valuation in the longer term and maximize the interests of all shareholders;

•

the separation and distribution would create two independent businesses, Leoch Technology and Leoch Energy with enhanced geographic focus, each of which the Leoch Technology Board believes is well positioned for continued growth and market share capture in respective areas; and

•

the separation and distribution would enable shareholders and investors to assess the investment propositions of each business of Leoch Technology and Leoch Energy individually and freely select whether to continue to participate in both businesses or adjust their investment exposure, so as to unlock and enhance the market value of both Leoch Technology and Leoch Energy.

Neither we nor Leoch Technology can assure you that, following the spin-off, any of the benefits described above or otherwise described in this Form 20-F will be realized to the extent or at the time anticipated or at all. See also “Item 3. Key Information—3.D. Risk Factors.”

Following the completion of the separation and distribution, Leoch Energy will continue to carry on the R&D, production, marketing and distribution of battery products under the Leoch brand in the Global Markets. Meanwhile, Leoch Technology continues to primarily engage in the R&D, production, marketing and distribution of battery products under the Leoch brand in Chinese Mainland, Hong Kong and Macau.

Leoch Technology historically manufactured Leoch branded various battery products, which we then distribute in the APAC (excluding Chinese Mainland, Hong Kong and Macau), American and EMEA markets. Following the completion of the separation and distribution, we will continue procuring a certain portion of finished battery products from Leoch Technology and pay Leoch Technology purchase prices with an arm’s-length markup. This arrangement will be transitional as we progressively take over and establish our own manufacturing facilities.

As of the date of this Form 20-F, Leoch Technology intends to effect the separation and distribution; however, Leoch Technology has no obligation to consummate the separation and distribution by any specified date or at all. If pursued, the separation and distribution are subject to various conditions, including receipt of any necessary regulatory or other approvals, such as approval from the Stock Exchange of Hong Kong, which Leoch Technology has obtained, and approval from Leoch Technology shareholders. If the conditions to the separation and distribution are not satisfied, Leoch Technology may decide to waive one or more of these conditions and consummate the separation and distribution.

Leoch Technology and the Leoch Technology Board also considered a number of potentially negative factors in their initial evaluation of the potential spin-off, including the following:

•	disruptions to the business as a result of the separation;

•	increased significance of certain costs and liabilities;

•	one-time costs of the spin-off or ongoing costs after the spin-off;

•	potential inability to realize anticipated benefits of the spin-off; and

•	our covenants and obligations pursuant to the agreements entered into in connection with the separation with Leoch Technology.

Leoch Technology and the Leoch Technology Board believe that the anticipated benefits of the spin-off outweigh these factors. However, the completion of the spin-off remains subject to the satisfaction, or waiver by the Leoch Technology Board, of a number of conditions. We describe these benefits and certain other factors considered by Leoch Technology and the Leoch Technology Board, as well as conditions to the closing, in greater detail under “Item 4. Information on Leoch Technology—4.A. History and Development of Leoch Technology—The Spin-Off” and the Leoch Technology Circular, a copy of which is filed as Exhibit 15.4 to this registration statement.

Summary Risk Factors

Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this registration statement. These risks could materially and adversely impact our business, financial condition and results of operations, which could cause the trading price of our ordinary shares to decline. Some of these risks include:

•	we face intense competition in our major markets and may be pressured to remain competitive;

•

a significant portion of our revenue is derived from lead-acid batteries and lithium batteries. If the lead-acid battery or lithium battery market does not grow at the rate we expect or at all, or if lead-acid or lithium battery technology became less favored by the market, our business, profitability and future prospects may be materially and adversely affected;

•	if we are unable to successfully develop new technology or new products, our business, results of operations and prospects may be adversely affected;

•	if our strategic focus on the ESS sector does not achieve the anticipated results, our growth prospects, business, and results of operations could be materially and adversely affected;

•	fluctuations in the prices of raw materials could materially and adversely affect our results of operations;

•	we may experience difficulty in collecting our receivables from our customers and our liquidity and financial condition would be negatively impacted;

•

failure to maintain and predict inventory levels in line with the level of demand for our products could cause us to face excess inventory risks, holding costs and costs of purchase, any of which could have a material adverse effect on our business, financial condition and results of operations;

•	we are subject to risks and uncertainties associated with our investments in futures and options at fair value;

•	fluctuations in exchange rates could have a material and adverse effect on our results of operations;

•	fluctuations of interest rates could negatively impact our performance and business expansion plans;

•

from time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and combined financial position;

•

recent and potential tariffs imposed by the U.S. government or a global trade war could increase costs and inhibit future sales of our products, which could have a material adverse effect on our business, financial condition and results of operations;

•	we are subject to governmental export and import controls, customs and economic sanction laws that could subject us to liability and impair our ability to compete in international markets;
•	we may not successfully obtain and maintain the necessary regulatory permits or approvals for the manufacture and sale of our products in certain markets;

•

we are subject to environmental and safety risks and requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation;

•	the spin-off may not be successful, and as an independent publicly traded company, we will not enjoy the same benefits that we did as a subsidiary of Leoch Technology;

•	we may not achieve some or all of the anticipated benefits of the spin-off, and the spin-off may adversely affect our business;

•	our historical financial information is not necessarily representative of the results we would have achieved as a standalone public company and may not be a reliable indicator of our future results;

•	the separation and distribution are subject to a number of conditions. The transactions may not take place, may be delayed or may not take place in the manner currently anticipated;

•	conflicts of interest may arise because some of our directors have substantial interest Leoch Technology;

•	the price of our shares after the spin-off may be volatile;

•	if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline;

•	techniques employed by short sellers may drive down the market price of our shares;

•	if a substantial number of our shares become available for sale and are sold in a short period of time, the market price of our shares could decline;

•	the combined post-spin-off value of our shares and the Leoch Technology shares may not equal or exceed the aggregate pre-spin-off value of the Leoch Technology shares and our shares; and

•	the other factors described under “Item 3. Key Information—3.D. Risk Factors” section of this Form 20-F.

Corporate Information

We were incorporated as an exempted company in the Cayman Islands on July 19, 2024. Our principal executive offices are located at 152 Beach Road, Gateway East #22-01/04, Singapore 189721. Our telephone number is +65 6970 0908. The information contained on, or that can be accessed through, our website is not a part of this Form 20-F. We have included our website address in this Form 20-F solely as an inactive textual reference.

Leoch Technology, an exempted company incorporated in the Cayman Islands, is our sole shareholder immediately prior to the completion of the separation and distribution. For more information on our relationship with Leoch Technology, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off,” “Item 6. Directors, Senior Management and Employees—Item 6.E. Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Related Party Transactions with Leoch Technology.”

Implications of Being a Foreign Private Issuer, Being Treated as an Emerging Growth Company and Being a Controlled Company

Foreign Private Issuer

Upon consummation of the spin-off, we will report under the Exchange Act as a non-U.S. company with foreign private issuer (“FPI”) status. As long as we qualify as an FPI under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer an FPI. We would cease to be an FPI at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), because we qualified as an emerging growth company at the time we first confidentially submitted this registration statement on Form 20-F to the SEC. Accordingly, we are eligible to comply with reduced disclosure requirements applicable to emerging growth companies until we cease to be an “emerging growth company.” These reduced disclosure requirements and exemptions include:

•	to the extent that we no longer qualify as a foreign private issuer (“FPI”), reduced disclosure obligations regarding executive compensation in this registration statement; and

•

an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements for this registration statement.

As a result, the information contained in this Form 20-F may be different from the information you receive from other public companies in which you hold shares.

We continue to be an emerging growth company for the first five fiscal years after we complete the spin-off, unless one of the following occurs:

•	our total annual gross revenues are US$1.235 billion or more,

•	we have issued more than US$1 billion in non-convertible debt in the past three years, or

•	we become a “large accelerated filer,” as defined in Exchange Act Rule 12b-2.

Both FPIs and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain an FPI, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor an FPI.

Controlled Company

Upon the completion of the separation and distribution, Dr. Li Dong, the Chairman of our Board, will hold or have the ability to control more than 70% of the voting power of our outstanding share capital. As of February 28, 2025, Dr. Dong holds or controls 72.8% of Leoch Technology’s outstanding share capital through Master Alliance Investment Limited, which owns 72.8% of Leoch Technology’s outstanding share capital.

As a result, upon the completion of the separation and distribution, we will be a “controlled company” as defined under the [NASDAQ] corporate governance rules. As long as Dr. Dong continues to hold or has the ability to control a majority of the voting power of our outstanding shares, he will generally be able to control significant corporate activities, including the appointment of our directors and approval of significant corporate transactions. Dr. Dong’s controlling interest may discourage or prevent a change in control of our company that other holders of our ordinary shares may favor. We have currently elected not to avail ourselves of any “controlled company” exemptions. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Ownership of Our Ordinary Shares—Immediately following the completion of the separation and distribution, Dr. Dong will be a substantial shareholder of us and will have influence over matters outside the ordinary course of our business requiring a shareholder vote, which may limit your ability to influence our actions” and “Risk Factors—Risks Related to Ownership of Our Ordinary Shares—We will be a “controlled company” within the meaning of the rules of [NASDAQ] and, as a result, will qualify for exemptions from certain corporate governance requirements. Although we do not intend to rely on these exemptions at this time, we may do so in the future and you may not have the same protections afforded to shareholders of companies that are subject to such requirements.”

Immediately Prior to the Distribution

Immediately After the Distribution

Summary Historical Combined Financial Information

The following tables summarize our combined financial and operating information. We have derived our summary combined statements of income information and combined statements of cash flows information for the years ended December 31, 2023 and the summary combined balance sheet information as of December 31, 2023 from our audited combined financial statements included elsewhere in this registration statement. The combined statements of income information and combined statements of cash flows information for the six months ended June 30, 2024 and the summary combined balance sheet information as of June 30, 2024 are derived from our unaudited interim condensed combined financial statements included elsewhere in this Form 20-F. In our opinion, our unaudited interim condensed combined financial statements have been prepared on the same basis as our annual combined financial statements and reflect, in our opinion, all adjustments of a normal, recurring nature that are necessary for the fair presentation of our financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

We prepare our combined financial statements in accordance with U.S. GAAP.

	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,
	2023	2023	2024
	(Unaudited)		(Unaudited)
	(US$ in thousands, except for shares and per share data)
Statement of Operations Data:
Revenue	295,232	694,984	398,231
Gross profit	39,585	102,107	59,820
Income from operations	18,526	53,247	33,772
Income before income taxes	16,854	49,341	24,257
Net income	13,755	40,269	16,092
Net income attributable to Leoch Energy’s shareholders	13,470	38,907	15,494
Earnings per share, basic and diluted	13,470	38,907	15,494
Weighted average shares used in computing earnings per share, basic and diluted	1	1	1

	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,
	2023	2023	2024
	(Unaudited)		(Unaudited)
	(US$ in thousands)
Statements of Cash Flows Data:
Net cash provided by/ (used in) operating activities	40,740	33,292	(73,349)
Net cash (used in) / provided by investing activities	(43,811)	(83,786)	20,347
Net cash provided by financing activities	2,125	60,882	43,824

	As of December 31, 2023	As of June 30, 2024
	Actual	Actual (Unaudited)
	(US$ in thousands)
Balance Sheet Data:
Cash and cash equivalents	31,499	22,012
Total assets	664,578	699,182
Total liabilities	464,844	471,898
Total shareholders’ equity	199,734	227,284

The Spin-Off

Overview

After evaluating the market positions of its battery products and related offerings, including network power batteries, SLI batteries, motive power batteries, ESS solutions across different regions around the world and recycled lead in Chinese Mainland, Leoch Technology recognized the need for region-specific strategies to succeed in different global markets. As a result, Leoch Technology determined that the most effective approach for driving global growth and strengthening its presence in local markets is to separate its operations into two distinct markets: (i) Chinese Mainland, Hong Kong and Macau; and (ii) the Global Markets.

The ultimate objective of the proposed spin-off is to create a parallel listing structure of Leoch Technology and Leoch Energy, following which Leoch Energy will be deconsolidated from Leoch Technology and separately listed on [NASDAQ]. Leoch Technology believes that the spin-off will maximize the overall market value of the company, particularly by unlocking its potential in Global Markets, enhancing operational focus and management efficiency in each market, and gaining recognition from investors, particularly those in international markets, thereby optimizing the interests of Leoch Technology, the Leoch Energy and their respective shareholders as a whole. As two separate publicly traded entities, Leoch Technology and Leoch Energy will be better equipped to seize significant growth opportunities and allocate resources effectively to their respective geographic markets and strategic objectives. See “Item 4. Information on Leoch Technology—4.A. History and Development of Leoch Technology—The Spin-Off—Reasons for the Spin-Off.”

Prior to completion of the spin-off, Leoch Technology will first enter into a brand licensing agreement with us (the “Brand Licensing Framework Agreement”), pursuant to which Leoch Technology will grant to us the exclusive rights to develop, produce, and sell products under the Licensing Brands in the Global Markets. In addition, prior to completion of the spin-off, Leoch Technology will enter into a product procurement framework agreement (the “Product Procurement Framework Agreement”) with us, pursuant to which Leoch Technology would manufacture and provide finished battery products to us for its further sales in the Global Markets and charge the purchase amount plus a mark-up rate.

We also intend to enter into a separation and distribution agreement (the “Separation and Distribution Agreement”) with Leoch Technology prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Leoch Technology after the spin-off. The agreement will be of short-term duration, will govern the relationship between us and Leoch Technology up to and after completion of the spin-off, and will allocate between us and Leoch Technology various assets, liabilities and obligations, including supply arrangements, employee benefits, intellectual property and tax-related assets and liabilities. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for more detail.

Leoch Technology will then subsequently distribute all of our shares held by Leoch Technology to Leoch Technology shareholders, pro rata to their respective holdings. Each Leoch Technology shareholder will receive one Leoch Energy share for every      Leoch Technology shares they hold or have acquired and do not sell or otherwise dispose of prior to the close of business on     , 2025. An application has been made to list our shares on [the NASDAQ] under the symbol “    ” and trading in our shares is expected to begin on [the NASDAQ] on     , 2025.

Completion of the spin-off is subject to the satisfaction, or waiver by the Leoch Technology Board, of a number of conditions. See “Item 4. Information on Leoch Technology—4.A. History and Development of Leoch Technology—The Spin-Off” for more detail.

Questions and Answers About the Spin-Off

The following provides only a summary of and certain questions relating to the terms of the spin-off. You should read the section entitled “Item 4. Information on Leoch Technology—4.A. History and Development of

Leoch Technology—The Spin-Off” below in this Form 20-F for a more detailed description of the matters identified below and Leoch Technology Circular filed as Exhibit [15.4] of this Form 20-F and not rely solely on the summary questions and answers set out below.

Q:	What is the proposed spin-off and the Distribution?

A:

The spin-off, if proceeded with, will result in the separate listing of Leoch Energy on [the NASDAQ] and the proposed distribution, if proceeded with, will result in the separation of Leoch Energy from Leoch Technology. The proposed distribution is aimed at providing Leoch Technology Shareholders with an assured entitlement to shares in Leoch Energy upon completion of the proposed spin-off by way of a distribution in specie, representing an arrangement determined by Leoch Technology having due regard to the interests of Leoch Technology Shareholders. Under the proposed distribution, Leoch Technology will distribute all of its shares in Leoch Energy to Leoch Technology Shareholders, which will occur substantially concurrently with the listing of Leoch Energy.

Q:	Will there be any ongoing relationship between Leoch Energy and Leoch Technology?

A:

Following the completion of the proposed spin-off and the proposed distribution, Leoch Energy will be demerged and deconsolidated from Leoch Technology and separately listed on [the NASDAQ], with Leoch Technology Shareholders (except for Non-Qualifying Company Shareholders) becoming direct shareholders of Leoch Energy. Leoch Technology will no longer hold shares in Leoch Energy.

Leoch Energy and Leoch Technology will each operate as independent and separately listed companies. It is currently expected that after the completion of the proposed spin-off, Leoch Energy will continue to have transactions with Leoch Technology, which will constitute continuing connected transactions of Leoch Technology as defined under the Hong Kong Listing Rules and related party transaction as defined under Item 7.B. of Form 20-F. Each of these continuing connected transactions will be conducted on an arm’s length basis and on normal commercial terms in the ordinary and usual course of business of each of Leoch Energy and Leoch Technology pursuant to the applicable laws and regulations. For further details, please refer to “Item 7.B. – Related Party Transactions”.

Q:	What is the expected timing of the proposed spin-off and the proposed distribution?

A:

It is expected that the proposed spin-off and the proposed distribution will be completed on or around     , 2025 when the shares of Leoch Energy will commence trading on [the NASDAQ], and that the Record Date for determining the entitlement to the proposed distribution is set on     , 202    .

Q:	Can any Company Shareholders receive cash instead of shares of Leoch Energy as a result of the proposed spin-off and the proposed distribution?

A:	The Company does not intend to offer any cash alternative for the following reasons:

(a)

The Cash Alternative is not in line with the overall objective of the proposed spin-off. The overall objective of the proposed spin-off is to create a parallel listing structure of Leoch Technology and Leoch Energy, following which Leoch Technology will no longer hold any interest in Leoch Energy, and Leoch Energy will be fully demerged from Leoch Technology and separately listed on [the NASDAQ]. If the Cash Alternative were to be provided by Leoch Technology and for any Company Shareholder who elects the Cash Alternative, Leoch Energy shares that would have been distributed to such Company Shareholder will be retained by Leoch Technology. In the extreme case where all Company Shareholders take the Cash Alternative, Leoch Technology will need to continue to hold up to 100% of Leoch Energy shares, which does not achieve the overall objective of Leoch Technology to pursue the proposed spin-off; and

(b)

Providing the Cash Alternative would not be in the best interests of Leoch Technology and Leoch Technology Shareholders as a whole. If Leoch Technology were to offer the Cash Alternative in terms of the payment of a large amount of cash to Leoch Technology Shareholders, in view of the large number of the distribution shares and hence the significant amount of cash payment by Leoch Technology, Leoch Technology would either need to utilize a substantial amount of own cash resources and/or take on a substantial financial liability and burden to support such cash payment. This would not be beneficial to Leoch Technology Shareholders as a whole as this would limit the resources for future business operation and development of Leoch Technology.

Q:	What will happen to my Leoch Technology Shares following the proposed spin-off and the proposed distribution?

A:

The number of Leoch Technology Shares you hold will not change as a result of the proposed spin- off and the proposed distribution. Following the proposed spin-off and the proposed distribution, the Leoch Technology Shares will remain to be listed on the Stock Exchange of Hong Kong. The shares of Leoch Energy will be listed on [the NASDAQ].

Q:	What will be the price of Leoch Technology Shares and shares of Leoch Energy following the proposed spin-off and the proposed distribution?

A:

There is no certainty as to the price of the Leoch Technology Shares or the shares of Leoch Energy following the proposed spin-off and the proposed distribution. Such prices may be influenced by a large number of factors including but not limited to market sentiment and conditions, market valuations for peer companies, investor response and financial performance of Leoch Technology and Leoch Energy, respectively.

Q:	How can the shares of Leoch Energy be traded and settled?

A:

The shares of Leoch Energy will be traded on [the NASDAQ]. Investors wishing to trade shares that are admitted to trading on [the NASDAQ] usually instruct brokers or place their orders via a broker. The brokers then decide how best to execute the trade.

Qualifying Company Shareholders will need to engage a duly licensed broker to assist with trading shares of Leoch Energy on [the NASDAQ] and should note that their ability finalize a trade of shares of Leoch Energy would depend on their individual circumstances and satisfaction of “know your client” and any other internal procedures of the relevant broker.

Qualifying Company Shareholders who wish to engage with a duly licensed broker for opening a U.S. brokerage account for trading of shares of Leoch Energy should directly contact their licensed broker.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A. Directors and Senior Management

For information regarding our directors and senior management, see “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.”

1.B. Advisers

Our U.S. legal counsel is Davis Polk & Wardwell LLP, 10th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong. Our Cayman Islands legal counsel is Harney Westwood & Riegels, 3501 The Center, 99 Queen’s Road Central, Hong Kong.

1.C. Auditors

We have retained Ernst & Young Hua Ming LLP to act as our independent registered public accounting firm. The address for Ernst & Young Hua Ming LLP is 21/F, China Resources Building, 5001 Shennan Dong Road, Shenzhen, PRC. Ernst & Young Hua Ming LLP is registered with the Public Company Accounting Oversight Board.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following selected financial data should be read together with our combined financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this Form 20-F. We derived the selected statement of operations data for the years ended December 31, 2023 and the selected balance sheet data as of December 31, 2023 from our combined financial statements and related notes appearing elsewhere in this Form 20-F. We derived the selected historical statement of operations data for the six months ended June 30, 2023 and 2024 and the summary balance sheet data as of June 30, 2024 from our unaudited interim condensed combined financial statements and related notes included in this Form 20-F.

The selected financial data in this section are not intended to replace our combined financial statements and the related notes. Our historical results could differ from those that would have resulted if we operated autonomously or as an entity independent of Leoch Technology in the periods for which historical financial data is presented below, and such results are not necessarily indicative of the results that may be expected in the future.

For additional details regarding the preparation of our combined financial statements, please see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Basis of Presentation” and “Note 1. Organization and principal activities” and “Note 2. Summary of Significant Accounting Policies” to our combined financial statements appearing elsewhere in this Form 20-F.

We prepare our combined financial statements in accordance with U.S. GAAP.

	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,
	2023	2023	2024
	(Unaudited)		(Unaudited)
	(US$ in thousands, except share and per share data)
Statement of Operations Data:
Revenue	295,232	694,984	398,231
Gross profit	39,585	102,107	59,820
Income from operations	18,526	53,247	33,772
Income before income taxes	16,854	49,341	24,257
Net income	13,755	40,269	16,092
Net income attributable to Leoch Energy’s shareholders	13,470	38,907	15,494
Earnings per share, basic and diluted	13,470	38,907	15,494
Weighted average shares used in computing earnings per share, basic and diluted	1	1	1

	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,
	2023	2023	2024
	(Unaudited)		(Unaudited)
	(US$ in thousands)
Statements of Cash Flows Data:
Net cash (used in) / provided by operating activities	40,740	33,292	(73,349)
Net cash (used in) / provided by investing activities	(43,811)	(83,786)	20,347
Net cash provided by financing activities	2,125	60,882	43,824

	As of December 31, 2023	As of June 30, 2024
	Actual	Actual (Unaudited)
	(US$ in thousands)
Balance Sheet Data:
Cash and cash equivalents	31,499	22,012
Total assets	664,578	699,182
Total liabilities	464,844	471,898
Total shareholders’ equity	199,734	227,284

3.B. Capitalization and Indebtedness

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2024 on an actual basis.

We are providing the capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the separation been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we operated as a standalone public company at that date and is not necessarily indicative of our future capitalization or financial position.

	As of June 30, 2024
	Actual	Pro Forma	Pro Forma As-adjusted
	(US$ in thousands)
ASSETS
Current assets:
Amounts due from related parties	7,997
Non-current assets:
Amounts due from related parties	134,903

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to related parties	252,315
Non-current liabilities:
Amounts due to related parties	95,990
Long-term loans	1,038	—	—

Total Indebtedness	97,028

Shareholders’ equity:
Ordinary shares (par value of US$0.000005 per share as of date of submission; 10,000,000,000 shares authorized, 1 share issued and outstanding as of date of submission)	—	—	—
Additional paid-in capital	40,995	—	—
Retained earnings	185,573	—	—
Accumulated other comprehensive loss	(480)	—	—

Total Leoch Energy Inc’s shareholders’ equity	226,088	—	—

Noncontrolling interests	1,196	—	—

Total shareholders’ equity	227,284	—	—

Total capitalization(1)	324,312	—	—

(1)	Total capitalization is defined as the sum of total indebtedness and total shareholders’ equity.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider the risks described below, together with all of the other information included in this Form 20-F, in evaluating us and our shares. The following risk factors could adversely affect our business, financial condition, results of operations and the price of our shares.

Risks Related to Our Industry and Business Operations

We face intense competition in our major markets and may be pressured to remain competitive.

We compete with a number of large-scale power solution providers, as well as numerous smaller, regional competitors. Our competitors may have greater financial, research and other resources, access to proprietary technology, greater expertise and more extensive technical capabilities, greater pricing flexibility and greater name recognition. There may also be significant consolidation in the industry, especially given the large number of smaller-scale power solution providers in the market, or new entrants to the market. Moreover, in order to gain market share, our competitors may price their products aggressively, resulting in more intense competition. We cannot assure you that we will be able to compete effectively against current and future competitors, and intensified competition may negatively affect our profitability and cause loss of market share, any of which could materially and adversely affect our results of operations.

A significant portion of our revenue is derived from lead-acid batteries and lithium batteries. If the lead-acid battery or lithium battery market does not grow at the rate we expect or at all, or if lead-acid or lithium battery technology became less favored by the market, our business, profitability and future prospects may be materially and adversely affected.

Our business development depends, in large part, on the continued growth in the demand for lead-acid battery and lithium battery products. Developments in our industry are outside of our control and any reduced demand for these battery products or any downturn or other adverse changes in the sectors we serve, such as IDC, telecommunication base station, automobiles and motorcycles, low-speed electronic vehicles, and residential, industrial and commercial energy storage, could materially and adversely affect our sales and profitability.

Furthermore, there can be no assurance that lead-acid batteries will continue to be competitive and remain the primary choice of battery products in, for example, IDC, telecommunication base station, automobiles and motorcycles, and low-speed electronic vehicles. Similarly, there can be no assurance that lithium batteries will continue to be competitive and remain the primary choice of battery products in, for example, residential, industrial and commercial energy storage. If there is a shift in market preference and if we are not able to develop products that meet such demands, our business could be adversely affected. See also “—If we are unable to successfully develop new technology or new products, our business, results of operations and prospects may be adversely and materially affected.”

If we are unable to successfully develop new technology or new products, our business, results of operations and prospects may be adversely affected.

The battery industry is characterized by technological advancements, cost, new product introductions and evolving customer requirements with respect to criteria such as battery life, safety, cold-start performance, temperature range adaptability and electricity discharge capacity. Our competitors are continuously searching for ways to improve the specifications and quality of the batteries they produce, which, if successful, could render our products uncompetitive or less favored by the market. As a result, we must continue to invest significant human and capital resources in research and development to enhance our existing products and to develop new technologies. There is, however, no assurance that we will be successful in developing and manufacturing these and other new products in a timely manner or at all. Moreover, products that appear to be promising at the development phases may fail to achieve broad market acceptance for a variety of reasons. If we fail to timely develop products that meet market demands, we may be unable to achieve the growth as expected and may incur expenses relating to the development or acquisition of new technologies that do not lead to commercially viable products, which could materially and adversely affect our financial results, results of operations and prospects.

If our strategic focus on the ESS sector does not achieve the anticipated results, our growth prospects, business, and results of operations could be materially and adversely affected.

As part of our long-term growth strategy, we have increased our investment and operational focus on the ESS sector, which we believe represents a significant opportunity. However, this sector is still evolving and subject to a number of uncertainties, including changing regulatory environments, technological advancements, customer adoption rates, competitive dynamics, and macroeconomic conditions.

There can be no assurance that demand for ESS solutions will grow at the rate we anticipate or that our products will achieve the required performance, cost, or reliability standards to succeed in this market. In addition, our investments in research and development, manufacturing capacity, and marketing related to ESS may not yield the expected returns and could divert resources from other core areas of our business.

If our effort on expanding into the ESS sector fails to generate the expected revenue or market share gains, or if we are unable to compete effectively in this segment, our growth prospects could be limited, and our business, financial condition, and results of operations could be materially and adversely affected.

Fluctuations in the prices of raw materials could materially and adversely affect our results of operations.

Our production processes require significant amounts of lead, lead alloy, ABS plastic, PP plastic, fiberglass, sulphuric acid and copper, and our success depends significantly on our ability to secure, at acceptable price levels, sufficient and constant supply of principal raw materials for our production. Our raw material costs constituted a significant portion of our cost of revenues.

The prices at which we purchase raw materials from our suppliers may be subject to market price fluctuations, fluctuations in raw material prices can therefore affect our financial results and profitability. We cannot assure you that we will be able to meet our future raw material requirements at a reasonable cost or to pass raw material cost increases totally to our customers.

We procure a certain proportion of finished battery products from Leoch Technology, and any disruption in this relationship or failure by Leoch Technology to meet our quality or delivery requirements could materially and adversely affect our business, financial condition, and results of operations.

Historically and during the transition period after the Spin-off, we have procured and will continue to procure certain finished battery products from Leoch Technology, and our continued ability to offer a full range of products to our customers depends, in part, on the reliability and performance of these affiliated suppliers. Although we intend to maintain a cooperative and commercially reasonable relationship with Leoch Technology for a transition period following the separation, we may not be able to control or influence their operations, pricing, production schedules, or quality assurance practices to the same extent as our own manufacturing operations.

Any failure by Leoch Technology to deliver products that meet our specifications, quality standards, or delivery timelines could result in delays, increased costs, loss of customer confidence, or reputational harm. In addition, any disputes or changes in the terms of our supply arrangements with Leoch Technology —whether due to commercial disagreements, shifts in strategic priorities, or operational challenges—could adversely impact our supply chain continuity and our ability to meet customer demand.

If we are unable to effectively manage our supplier relationship with Leoch Technology or find suitable alternative sources on acceptable terms, our business, financial condition, and results of operations could be materially and adversely affected.

Our capacity expansion plans are subject to risks and uncertainties, and may be difficult or expensive to manage.

We have expanded and intend to continue to expand our production capacity to capture market opportunities. Since we will be separated from Leoch Technology, which has been our largest supplier, we intend to gradually reduce our reliance on Leoch Technology and expand our own production capacity. Our ability to increase our production capacity is subject to certain significant risks and uncertainties, such as:

•	possible difficulty to raise capital to acquire additional raw materials and equipment and to expand our production facilities;

•	possible inability to ramp up production capacities meeting expectations or customer demands;

•	possible delays in construction progress of production facilities;

•	potential delays in recruiting local workforce for new or expanded production facilities;

•	potential delays and costs overruns due to increases in raw material prices and problems with equipment vendors; and

•	possible delays or denial of required approvals and certifications by relevant government authorities.

In the event such capacity expansion does not occur or is not timely completed, our future plans, profitability and growth may be materially and adversely affected. Our management may also be distracted from oversight of our existing operations to manage the expansion. Furthermore, our projects to add production lines and build new production facilities may not result in the anticipated benefits if completed. Any failure to successfully manage our expansion may make it difficult to effectively compete, develop new products or take advantage of new markets.

We may face challenges in accurately planning our production based on our sales contracts, which may result in excess product inventory or product shortages.

Although we have implemented a management system to effectively schedule our production, we may not be able to plan our production accurately. We may not have sufficient lead time to produce battery material products to meet our customers’ requirements once they place orders with us. To meet the short delivery deadline, we generally make significant decisions on our production level and timing, procurement, facility requirements, personnel needs and other resources requirements based on the demand forecast that we work with our customer to develop, which is contractually non-binding. If the final purchase orders substantially differ from such forecast, we may have excess product inventory or product shortages. Excess product inventory could result in unprofitable sales or write-offs. Producing additional products to make up for any product shortages within a short time frame may be difficult, making us unable to fill out the purchase orders. In either case, our results of operation would fluctuate from period to period.

Our operations and financial performance may be materially and adversely affected if we experience any major disruptions, damage or destruction at our production facilities.

Our business is dependent on our manufacturing facilities. Our facilities are subject to operating risks and disruptions, such as the breakdown or failure of equipment, labor disputes, natural disasters, industrial accidents and the need to comply with relevant regulations. The occurrence of any of these could significantly affect our operating results. Further, our production involves a significant degree of vertical integration, and disruptions in the processing of materials we use for manufacturing of our products may have repercussions for the remainder of the production process. Should there be any loss of or shutdown of any of our manufacturing facilities, our business, financial condition and results of operations may be materially adversely affected.

Maintaining our manufacturing operations require significant capital expenditures, and our inability or failure to maintain our operations could have a material adverse impact on our market share and ability to generate revenue.

Total capital commitments contracted but not yet reflected in the financial statements amounted to US$12.5 million and US$39.5 million as of December 31, 2023 and June 30, 2024, respectively, primarily related to the future expansion of our manufacturing facilities. We may incur significant additional capital expenditures as a result of unanticipated expenses, regulatory changes and other events that impact our business. If we are unable or fail to timely obtain capital on acceptable terms and adequately maintain our manufacturing capacity, we could lose customers and there could be a material adverse impact on our market share and our ability to generate revenue.

Global economic and financial market conditions beyond our control might materially and negatively impact us.

General economic factors beyond our control could adversely affect our business and results of operations. These factors include, but are not limited to, supply chain disruptions, labor shortages, wage pressures, rising inflation and potential economic slowdown or growing recession risk, as well as input costs including fuel and energy costs, foreign currency exchange rate fluctuations, and other matters that influence consumer spending and preferences.

In addition, the world economy is facing a number of actual and potential challenges, including conflicts between Russia and Ukraine, tensions in the Red Sea or tensions between Russia and the North Atlantic Treaty Organization (“NATO”), political unrest and conflicts in the Middle East, terrorist attacks or threats of such attacks around the world, war (or threatened war) or international hostilities, epidemics or pandemics, as well as other global events have significantly increased global macroeconomic uncertainty and volatility. Moreover, in response to unfavorable economic conditions, there has been and, in the future, could be a reduction in discretionary spending, which may lead to reduced net sales or cause a shift in our product mix or a shift of purchasing patterns. This shift could drive the market towards lower margin products or force us to reduce prices for our products in order to compete. Conversely, rapid increases in demand due to improving economic conditions could lead to supply chain challenges.

Global markets continued to face threats and uncertainties. Uncertain economic and financial market conditions may also adversely affect the financial condition of our customers, suppliers and other business partners. Any significant decrease in customers’ purchases of our products or our inability to collect accounts receivable resulting from an adverse impact of the global markets on customers’ financial condition could have a material adverse effect on our business, financial condition and results of operations. Additionally, disruptions in financial markets could reduce our access to debt and equity capital markets, negatively affecting our ability to implement our business strategy.

We derive a significant revenue from customers who sell the products we manufacture under their own brands. If these customers come to view products sold under our brand as competing with their branded products, they may reduce or cease their purchases from us, and our business may be adversely affected.

A significant amount of our revenue is derived from manufacturing products to be sold by our customers under their own brand. However, we also manufacture and sell products under “Leoch” brand name based on the brand licensing arrangement with Leoch Technology. Although the products these customers purchase from us are typically those they are not able to produce or to produce with adequate volume, if they come to view products we sell under “Leoch” brand as competing with their products, they may reduce or cease their purchases from us. In such case, our business and results of operations may be adversely affected.

Our business could be materially and adversely affected by significant order cancellations, reductions or delays by our customers, any material adverse change in our relationship with customers, or a negative change in our customers’ businesses or investments.

Our sales are typically made pursuant to individual purchase orders, and for telecommunications customers, we manufacture and deliver products pursuant to their order notices. We usually work with our customers to develop non-binding forecasts of future requirements. Based on these forecasts, we make plan of operations regarding the level of business that we will seek and accept, the timing of production schedules and the levels and utilization of personnel and other resources. A variety of conditions, both specific to each customer and generally affecting our customers’ industries, may cause customers to cancel, reduce or delay purchase orders, order notices and commitments without penalty, except for payment for services rendered or products completed and, in certain circumstances, payment for materials purchased and charges associated with such cancellation, reduction or delay. Significant or numerous order cancellations, reductions or delays by our customers could have a material adverse effect on our business, financial condition or results of operations.

An adverse change in our relationship with customers or a negative change in our customers’ businesses or investments may result in a reduction or cessation of their purchases from us. If we are unable to obtain comparable orders in substitution, our business, results of operations and financial condition may be adversely affected.

If we cannot renew our certifications of power solutions or fail to obtain certifications for newly launched power solutions, our business and results of operations may be materially and adversely affected.

We have obtained various certifications for our battery products and our production systems, including UL, CE, VdS and TLC certifications and IATF 16949 certification. Some of these certifications are subject to renewal after a period of time in accordance with the standards set by the relevant issuing organization and authorities. In the event of non-renewal, delay in renewal or revocation of any of these certifications, our business and results of operations may be materially and adversely affected.

In addition, we may be required to obtain various product certifications or approvals for our newly launched power solutions in certain jurisdictions or for specific customer segments, particularly in highly regulated industries such as automotive, telecommunications, and energy storage. Obtaining such certifications can be time-consuming and subject to factors beyond our control, including changes in regulatory requirements or delays in testing and approval processes. If we fail to obtain the necessary certifications prior to scheduled product deliveries, we may experience delays, order cancellations, or loss of customer confidence, any of which could materially and adversely affect our business, financial condition, and results of operations.

Product recalls or safety concerns relating to our products could result in significant costs, damage to our brand and reputation, and could materially and adversely affect our business, financial condition, and results of operations.

Our products may contain actual or perceived defects, safety issues, or non-compliance with applicable standards, which may require us to conduct product recalls or take other corrective actions. Defects in design, manufacturing, labeling, or use of components—particularly in high-performance or safety-critical applications such as data center infrastructure, automotive, telecommunications and energy storage—could result in injury to end users or damage to property, which may trigger regulatory investigations, product liability claims, or mandatory recalls.

A product recall, whether voluntary or required by a regulatory authority, could result in substantial costs, including warranty expenses, repair or replacement costs, litigation, regulatory penalties, and increased insurance premiums. In addition, a recall or public safety concern could significantly harm our reputation, reduce customer confidence, and negatively affect demand for our products. Even unfounded allegations of product defects could disrupt our operations or lead to the loss of key customers. Any such events could materially and adversely affect our business, financial condition, and results of operations.

Spending patterns and seasonality in the industries we serve could adversely affect our results of operations.

Our results of operations are affected by spending patterns and seasonality in the industries of our major customers and overall economic conditions in the markets in which we operate. Our sales are also subject to the seasonality of the industries we serve, such as e-bikes and automotives, which may affect our periodic operating results. For example, during the first half of the year, which is considered the off-season, sales volumes are relatively lower, making it challenging to allocate production costs efficiently, which affects gross margin performance. In contrast, the second half of the year marks the peak season, where increased production scales significantly reduce unit costs. As a result, gross margins may improve in the second half of the year. More generally, our products are heavily dependent on the demand in the industries we serve, including IDC, telecommunication base station, automobiles and motorcycles, low-speed electronic vehicles, and residential, industrial and commercial energy storage. A weak capital expenditure environment in those industries could have a material adverse effect on our results of operations.

We face risks associated with marketing, distribution and sale of our products, and if we are unable to effectively manage these risks, our business operations and future growth may be impeded.

Our business depends, in large part, on our sales and distribution network of global regional and local distributors or partners. Moreover, if we fail to retain our existing customers, attract new customers, and increase sales for our customers, our business operations and future growth may be impeded. Our significant efforts in marketing, distribution and sale of our products cannot guarantee our success. Specifically, we are exposed to a number of risks, such as:

•	different spending patterns and customer preferences in various countries;

•	increased costs associated with developing and maintaining our marketing and distribution presence in various countries;

•	challenges in staffing and managing global operations and sales channels effectively; and

•	challenges in providing customer service and support in these markets.

If we are unable to effectively manage these risks, our business operations and future growth may be impeded.

We collaborate with a network of third-party distributors to market and sell our products, and any disruption, underperformance, or loss of key distributors could materially and adversely affect our business, financial condition, and results of operations.

A significant portion of our sales is conducted through a network of third-party distributors, who play a critical role in promoting, marketing, and distributing our power solutions to end customers across various regions. We depend on these distributors to maintain adequate inventory levels, provide timely customer service, and represent our brand and products effectively in the markets they serve. Distributors, however, may choose to reduce their focus on our products, terminate their relationships with us, or carry competing products.

In addition, our ability to maintain or expand our presence in key markets depends on our success in managing existing distributor relationships and attracting new, capable distributors. If any of our major distributors underperform, cease to grow, fail to comply with applicable laws and regulations, experience financial difficulties, or if we are unable to replace them in a timely and cost-effective manner, our sales and market share could be negatively impacted. Furthermore, disruptions in the distribution network due to geopolitical tensions, logistics constraints, regulatory changes, or other unforeseen events could materially and adversely affect our business, financial condition, and results of operations.

Any problem with our product quality or performance will materially and adversely affect us, possibly resulting in reputation damage, loss of customers and sales, decrease in market share, products liability claims, among others.

The success of our business depends on our ability to consistently deliver products with high quality and reliability. If the quality or performance of any of our products deteriorates for any reason, we may face with returns or cancellations of orders, customer complaints, as well as damage to our future sales and market expansions. Moreover, as our products contain harmful substances, such as lead and acid, any defects or improper performance of our products may directly or indirectly result in serious harm to the environment and people’s health, safety and daily lives. If any such harm does result, we could be subject to products liability claims for damages. The costs and resources required to defend such claims could be substantial and, if such claims are successful, we could be responsible for paying some or all of the damages. Although we maintain products liability insurance, the coverage is limited to a fixed amount and may not be sufficient to cover all damages for which we are held liable. Any problems with our product quality may harm our results of operations, adversely affect our reputation among clients and potential clients and decrease our overall market share.

Any delivery delays, improper handling of goods or increase in transportation costs of our logistics service providers could materially and adversely affect our business, financial condition and results of operations.

We primarily rely on third-party logistics service providers for the transportation of our products. If we fail to cause our logistics service providers to timely and effectively obtain shipments of products from our suppliers and deliver products to our distributors and customers, our business, financial condition and results of operations could be harmed. The services provided by these logistics service providers may be suspended and cause interruption to the supply of our products due to unforeseen events. Delivery delays or losses may occur for various reasons beyond our control, including poor handling by our logistics companies, labor disputes or strikes, acts of war (e.g. conflicts between Russia and Ukraine, tensions in the Red Sea or tensions between Russia and the North Atlantic Treaty Organization (“NATO”), political unrest and conflicts in the Middle East), terrorist attacks or threats of such attacks around the world, international hostilities, epidemics or pandemics, earthquakes and other natural disasters. Poor handling of our products could also result in product contamination or damage, which may in turn lead to product recalls, product returns or exchanges, product liability, increased costs and damage to our reputation, thereby adversely affect our business, financial condition and results of operations.

We may incur significant costs because of the warranties we supply with our battery products.

We are confident that products sold to customers will meet the published or agreed upon specification. We provide warranties for our battery products in accordance with laws and regulations of the jurisdictions that such products are sold. Products that do not meet specification are replaced at no charge to the customer. Based on our historical experience, we have not encountered significant warranty claims. However, we have recorded warranty liability of US$3.0 million and US$3.0 million as of December 31, 2023 and June 30, 2024, respectively. There is no guarantee that future warranty claims will align with past trends, and a significant increase in such claims could exceed our existing reserves. This could have a material adverse effect on our business, financial condition and results of operations.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which may have a material adverse effect on our ability to manage our business, and such undertakings may be unsuccessful.

Our growth strategy includes plans to expand our operations through acquisitions or strategic partnerships with other companies. However, we may not be successful in identifying attractive partners or acquisition candidates, and any such failure could limit our ability to expand our business and grow our market share. Even if we are successful at forming partnerships or acquiring other companies, acquisitions of companies or businesses and participation in partnerships are subject to considerable risks, including:

•	failure to integrate new operations, personnel, products, services and technologies;

•	unforeseen or hidden liabilities, including exposure to lawsuits associated with newly acquired companies;

•	diversion of financial or other resources from our existing businesses and technologies;

•	disagreements among partners;

•	failure to comply with laws and regulations as well as industry or technical standards of the geographic markets into which we expand;

•	exposure to operational, regulatory, market and geographic risks and additional capital requirements;

•	our inability to generate sufficient revenue to offset the costs and expenses of acquisitions, strategic investments, joint venture formations or other strategic alliances; and

•	potential loss of, or harm to, employees or client relationships.

Any of the above risks could significantly impair our ability to manage our business and materially and adversely affect our business, results of operations and financial condition.

Our multi-jurisdiction operations may lead to increasing risks and uncertainties, and our international business strategies may not yield the desired results.

Operating in multiple jurisdictions around the world and expanding to new regions may expose us to various risks, which may include, among others:

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political risks, including geopolitical risks, civil unrest, acts of terrorism, acts of war, regional and global political or military tensions and strained or altered foreign relations, which may lead to interruptions in our business operations and/or loss of property.

•	economic, financial and market instability and credit risks;

•	government policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and expenses;

•	cultural differences and language difficulties;

•	foreign currency exchange controls and fluctuations;

•	uncertainties in the interpretation and application of tax laws and regulations, more onerous tax obligations and unfavorable tax conditions;

•	failure to anticipate changes to the competitive landscape in the new market due to lack of familiarity with the local business environment;

•	difficulty in finding reliable suppliers meeting our quality standards at acceptable prices and quantities;

•	difficulties with localized management of employees and operations, including compliance with local labor and immigration laws and regulations;

•	inability to obtain or maintain the requisite registrations, filings, licenses, permits, approvals and certificates in multiple jurisdictions;

•	inability to obtain, maintain or enforce intellectual property rights;

•	exposure to litigation or third-party claims in different jurisdictions;

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difficulty in ensuring the compliance by our distributors and customers with the sanctions imposed by the U.S. Office of Foreign Assets Control on various foreign states, organizations and individuals;

•	difficulties and costs associated with complying with, and enforcing remedies under, a wide variety of complex local and international laws, treaties and regulations;

•	failure to develop appropriate risk management and internal control structures tailored to multi-jurisdictional operations;

•	unanticipated changes in prevailing economic conditions and regulatory requirements.

If we are unable to effectively manage these risks, they could impair our ability to expand our markets internationally and have a material adverse effect on our business, financial condition, results of operations and prospects.

A cybersecurity breach or failure of one or more key information technology systems could have a material adverse effect on our business or reputation.

We rely extensively on information technology (“IT”) systems, networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third parties or their vendors, to assist in conducting our business.

Our IT systems may be subject to computer viruses or other malicious codes, unauthorized access attempts, phishing and other cyberattacks. We continue to assess potential threats and make investments seeking to address and prevent these threats, including monitoring of our networks and systems and upgrading skills, employee training and security policies for us and our third-party providers. However, because the techniques used in these cyberattacks change frequently and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures. We cannot guarantee that our security efforts will prevent breaches or breakdowns to our or our third-party providers’ databases or systems. If the IT systems, networks or service providers we rely upon fail to function properly or if we or one of our third-party providers suffer a loss, significant unavailability of or disclosure of our business or stakeholder information and our business continuity plans do not effectively address these failures on a timely basis, we may be exposed to reputational, competitive and business harm as well as litigation and regulatory action, including administrative fines. The costs and operational consequences of responding to breaches and implementing remediation measures could be significant.

We are subject to data security risks, which could negatively affect our reputation, business, financial condition and results of operations.

Hackers and data thieves are increasingly sophisticated and operate social engineering, such as phishing and large-scale, complex automated attacks that can evade detection for long periods of time. Any breach of our or our service providers’ network or other vendor systems, may result in the loss of confidential business and financial data, misappropriation of the transactional or personal information we handle or a disruption of our business. Any of these outcomes could have a material adverse effect on our business, including unwanted media attention, reputation damage, fines or lawsuits. We also may need to expend significant resources to protect against, respond to and/or redress problems caused by any breach.

In addition, as a global company, we are subject to global privacy and data security laws, regulations and codes of conduct. These laws and regulations may be inconsistent across jurisdictions and are subject to evolving and differing interpretations. Government regulators, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. This increased scrutiny may result in new interpretations of existing laws, thereby further impacting our business.

The costs of compliance or failure to comply with such laws, regulations, codes of conduct and expectations could have a material adverse effect on our business, financial condition and results of operations. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, investigations or proceedings against us by governmental entities or others, damage to our reputation and credibility and could have a negative impact on our business, financial condition and results of operations.

Furthermore, our actual or alleged failure to comply with applicable laws, regulations or policies or to protect personal data could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition and results of operations.

Our future success depends on the continuing services of our senior management team and other key personnel, as well as our ability to attract and retain personnel.

Our future success depends heavily upon the continuing services, efforts and performance of all our directors and members of our senior management team (see “Item 6. Directors, Senior Management and Employees”). Our management team will comprise both experienced industry veterans and professional managers with extensive experience in the battery industry. If one or more of our senior executives, key research and development personnel or other personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected.

Furthermore, various parts of our production process are mainly done by manual labor and if we fail to attract and retain sufficient number of workers to meet our needs, our business and prospects may be adversely affected.

Our insurance coverage may be inadequate to protect us from potential losses.

Our operations are subject to hazards and risks normally associated with manufacturing operations. In addition, our products contain harmful substance and may subject us to product liability claims. Currently, we maintain comprehensive insurance coverage for our assets, including production facilities, inventories, machinery, equipment, and vehicles. Additionally, we have logistics insurance to cover the shipment of goods. For our employees, we comply with statutory insurance requirements, including work-related injury insurance (covering lead poisoning), medical insurance, maternity insurance, unemployment insurance, and pension insurance. Beyond statutory coverage, we provide personal injury and accidental medical insurance for selected management, administrative, and sales employees, based on their job responsibilities. We also maintain global product liability insurance to cover bodily injuries and property damage caused by our products, subject to specific coverage limits. For exported products, we maintain additional export insurance. The coverage, however, may be inadequate to protect us from potential losses, although we have not recorded any such losses historically. Further, we do not maintain business interruption insurance or profit loss insurance. Any losses or liabilities that are not covered by our current insurance policies or are not insured at all may have a material adverse effect on our business, results of operations and financial condition.

We may be exposed to infringement or misappropriation claims, which, if determined adversely against us, could result in significant damages.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of legal claims relating to the patents covering the proprietary components in our products and services involve complex scientific, legal and factual questions and analyses and, therefore, may have highly uncertain outcomes. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceeding to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties or redesign our products or services or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our clients or potential clients deferring or limiting their purchase or use of our products or services until resolution of such litigation.

We may not have adequate intellectual properties protection in our operations. Failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect those rights may be costly and may not be resolved in our favor.

We mainly rely on patent laws, trade secrets and our brand licensing arrangement with Leoch Technology to establish, protect and maintain our propriety intellectual property, technologies and other confidential information.

Our operations span multiple jurisdictions, yet they are not universally safeguarded by patent protection. Since we used to be a subsidiary of Leoch Technology, we have been mostly relying on patents held by Leoch Technology, of which the legal protection is confined to a limited number of jurisdictions. Due to the lack of patent coverage in many jurisdictions where we operate, we would not be able to prevent others from developing or commercializing products, technologies or designs similar to ours in such jurisdictions.

For some of our unpatented proprietary technologies, we do not apply for a patent to avoid disclosing details of such technologies, know-how and data. In such events, we primarily rely on non-disclosure agreements, confidentiality agreements and other contractual arrangements for their protection. As we rely in part on the good faith of the contracting parties for the effectiveness of these agreements, there is no assurance that these measures will be effective in protecting our proprietary information.

Even with the existence of a patent, however, we may not be necessarily protected from competition, as any granted patent may be challenged, invalidated or held unenforceable. Competitors may successfully challenge our patents, produce similar products that do not infringe our patents or produce products in countries that do not recognize our patents. Further, changes in either the patent laws or in the interpretation of patent laws may diminish the value of our intellectual property. Moreover, we cannot assure you that we will be successful in renewing our patents once they expire, or that all our patent applications will ultimately be approved and granted to us. The occurrence of any of these events could harm our competitive position and decrease our revenue.

Additionally, we primarily rely on the brand licensing arrangement with Leoch Technology for our brands and trademarks. Further, although our trademarks are registered, given the large geographic area in which we conduct our business, monitoring and preventing unauthorized use are difficult. Any unauthorized use of our brands, trademarks and other similar intellectual property rights could harm our competitive advantages, good will and business.

Litigation may be necessary in the future to enforce our intellectual property rights, the costs for which could be substantial. Enforcement of intellectual property rights may be more difficult and/or less effective in some jurisdictions compared to other jurisdictions. An adverse outcome in litigation or similar proceedings could adversely affect our business, financial condition and results of operation.

Recent changes to patent laws in the United States and in foreign jurisdictions may limit our ability to obtain, defend and/or enforce our patents.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the U.S. federal courts and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent laws or regulations in other countries or jurisdictions, changes in the governmental bodies that enact them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

Risks Related to Our Financial Condition

We may experience difficulty in collecting our receivables from our customers and our liquidity and financial condition would be negatively impacted.

As of December 31, 2023 and June 30, 2024, our accounts receivable were US$173.9 million and US$177.1 million, respectively. Our credit arrangements with customers may expose us to the risk of default or delay in payment under the purchase contracts. Such risks may become more prominent in an economic slowdown or recession, which may result in changes of customers’ credit and payment policies, increase in delinquencies, foreclosures and losses. Our inability to collect payments from our clients in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

Failure to maintain and predict inventory levels in line with the level of demand for our products could cause us to face excess inventory risks, holding costs and costs of purchase, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our inventories primarily include raw materials, work in progress and finished goods. Our inventories as of December 31, 2023 and June 30, 2024 were US$111.1 million and US$137.5 million, respectively. As we maintain our inventory levels based on our internal forecasts of customers’ demands and of the price fluctuations in raw materials, the accuracy of such forecasts is inherently uncertain. If our forecast customer demand is lower than actual demand, we may not be able to maintain an adequate inventory level of our raw materials or obtain sufficient supplies in a timely manner, our production may be interrupted and we may lose sales and market share to our competitors. On the other hand, we may be exposed to increased inventory risks due to accumulated excess inventory of our raw materials. Excess inventory levels may increase our inventory holding costs, risk of inventory obsolescence or impairment. Additionally, failure to accurately forecast the price fluctuations will lead to excessive cost of purchase.

We are subject to risks and uncertainties associated with our investments in futures and options at fair value.

Our derivative assets primarily represent futures and options contracts that we purchase to hedge financial risks, such as those relating to price fluctuations of our raw materials. The notional amounts of the derivative contracts were US$152 thousand and US$142 thousand as of December 31, 2023 and June 30, 2024, respectively. Changes in fair value of derivative assets and derivative liabilities were gain of US$0.3 million, US$1.0 million and US$4.0 thousand for the six months ended June 30, 2023, the year ended December 31, 2023 and the six months ended June 30, 2024, respectively.

Option contracts carry significant risks, including market volatility and leverage risk, which can amplify both gains and losses. Additionally, liquidity risk and the potential for physical delivery in futures contracts pose challenges, while the time-bound nature of options can lead to the loss of the entire premium if the market moves unfavorably.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations.

Because we conduct a significant and growing portion of our business in currencies other than the US dollars but report our combined financial results in US dollars, we face exposure to fluctuations in currency exchange rates. In particular, we have subsidiaries operating in multiple jurisdictions that have different functional currencies, including those from emerging markets. We recorded net foreign exchange loss of US$0.7 million, US$1.1 million and US$4.7 million for the six months ended June 30, 2023, the year ended December 31, 2023 and the six months ended June 30, 2024, respectively. As exchange rates vary, revenue, costs exclusive of depreciation and amortization, operating expenses, other income and expense, and assets and liabilities, when translated, may also vary materially and thus affect our overall financial results. We may in the future, enter into cash flow or other type of hedging arrangements to manage foreign currency translation, but such activity may not completely eliminate fluctuations in our operating results due to currency exchange rate changes. Hedging arrangements are inherently risky, which could expose us to additional risks that could adversely affect our financial condition and operating results.

Fluctuations of interest rates could negatively impact our performance and business expansion plans.

We are exposed to fluctuations of interests rate in relation to fixed-rate bank borrowings, other financial assets and lease liabilities. We are also exposed to cash flow interest risk in relation to variable-rate bank balances, and variable-rate bank borrowings which carry prevailing market interests. We attempt to minimize this risk and lower our overall borrowing costs through maintaining a balanced portfolio of fixed rate and floating rate bank borrowings and bank balances.

This risk has not had a material impact on our overall borrowing cost or our financial performance. However, in the event that we fail to control this risk in the future, rising interest rates could significantly increase our cost of borrowing or could make it difficult for us to obtain financing in the future. If we are unable to obtain financing in the future, our growth could be limited, which could negatively impact our business and operating results.

Risks Related to Legal Proceedings, Regulations and Internal Control

From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and combined financial position.

We may be involved in a variety of lawsuits, including class actions and derivative actions, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant. In addition, from time to time, we may also be involved in legal proceedings and investigations arising in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential customers and suppliers; intellectual property matters; personal injury claims; environmental issues; tax matters; and employment matters.

It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Regardless of their subject matter or merits, class action and derivative action lawsuits and other government investigations may result in significant cost to us, which may not be covered by insurance, may divert the attention of management or may otherwise have an adverse effect on our reputation, business, financial condition and results of operations.

Recent and potential tariffs imposed by the U.S. government or a global trade war could increase costs and inhibit future sales of our products, which could have a material adverse effect on our business, financial condition and results of operations.

The U.S. government has and continues to make significant changes in U.S. trade policy and has taken certain actions that could negatively impact U.S. trade, including imposing tariffs on certain imported goods and prohibiting certain imports into the United States. On February 1, 2025, President Trump placed 25 percent tariffs on products imported from Mexico and Canada (10 percent tariffs on Canadian “energy resources”) and 10 percent on all products from China through the International Emergency Economic Powers Act of 1977 (“IEEPA”). In retaliation, some countries have implemented, and continue to evaluate imposing additional tariffs on a wide range of American products. There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries as well, leading to a global trade war. For example, the U.S. government has from time to time imposed significant tariffs on and prohibited imports of certain product categories imported from China. Such tariffs and prohibitions, if expanded to other categories, could have a significant impact on our business, particularly the importation of parts of our batteries and certain production equipment that is manufactured in, or with inputs from, China. If we attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. We might also consider increasing prices to our customers once we commence sales of our products; however, this could reduce the competitiveness of our products and adversely affect net sales. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. We cannot predict what actions may ultimately be taken with respect to tariffs or international trade relations, what products may be subject to such actions, or what retaliation actions may be taken in response. Any further deterioration in the international relations could exacerbate these actions and other governmental intervention.

The U.S. or foreign governments may take additional administrative, legislative, or regulatory action that could materially interfere with our ability to sell products in certain countries. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the United States and its trading partners could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions which may have an adverse effect on our business, financial condition and results of operations. Any alterations to our business strategy or operations made in order to adapt to or comply with any such changes would be time-consuming and expensive, and certain of our competitors may be better suited to withstand or react to these changes.

We are subject to governmental export and import controls, customs and economic sanction laws that could subject us to liability and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of certain products, as well as customs and other import regulatory requirements. Our products may be subject to such export controls. Compliance with applicable regulatory requirements regarding the import and export of our products may create delays in the introduction of our products in international markets and, in some cases, prevent the export of our products to some countries altogether. Over the past year, several countries have imposed far-reaching export controls with respect to geopolitical conflicts in addition to export control measures targeting certain industries. We cannot rule out the possibility that these measures could have an indirect negative impact on our business and our ability to source certain products from key jurisdictions.

Furthermore, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and other relevant agencies of the U.S. government administer certain laws and regulations that restrict U.S. persons and, in some instances, non-U.S. persons, from conducting activities, transacting business with or making investments in certain countries or with governments, entities and individuals subject to U.S. economic sanctions. Similar economic sanctions are imposed by the European Union and other jurisdictions. Sanctions may evolve rapidly and with far-reaching impact on global business—for example, over the past year, the United States, the United Kingdom, the European Union, as well as certain other countries have imposed multiple rounds of significant sanctions in response to geopolitical conflicts. Our international operations subject us to these laws and regulations, which are complex, restrict our business dealings with certain countries, governments, entities and individuals and are constantly changing. Penalties for noncompliance with these complex laws and regulations can be significant and include substantial fines, sanctions or civil and/or criminal penalties and violations can result in adverse publicity, which could harm our business, financial condition and results of operations. Even though we take precautions to prevent conducting business with targets of U.S. sanctions, business could be conducted with those targets or conducted by our distributors. Any such business could have negative consequences, including government investigations, penalties and reputational harm. Our failure to obtain required import or export approval for our products or to comply with applicable laws and regulations with regard to our import and export activity, could harm our international and domestic sales and adversely affect our net sales.

We could be subject to future enforcement action with respect to compliance with governmental export and import controls, customs laws and economic sanctions laws that result in penalties, costs and restrictions on export privileges that could have an adverse effect on our business, financial condition and results of operations.

We may not successfully obtain and maintain the necessary regulatory permits or approvals for the manufacture and sale of our products in certain markets.

Our manufacturing of batteries is regulated by the government and is subject to various laws and regulations in jurisdictions where we operate. For example, in establishing our factory in Vietnam, we need to obtain the environmental suitability pre-approval issued by the environmental protection bureau, the registration approval for environmental protection equipment, and the registration approval for hazardous waste, in order to comply with local environmental protection standards. Our compliance with such requirements and standards can be expensive and could lead to an increase in our production costs.

Although we believe that as of the date of this Form 20-F, we possessed all necessary regulatory permits, approvals and clearances for manufacturing in our production bases in operation, failure to maintain or renew such permits, licenses, registrations, certificates or approvals could have a material adverse effect on our business, profitability and prospects.

Furthermore, extensive government regulations and delays in granting relevant approvals can significantly hinder the introduction of new products. In addition, the approvals may be granted on a limited basis or subject to modification of our products. The occurrence of any of these events could increase our operating costs and materially and adversely affect our market competitiveness.

We are subject to environmental and safety risks and requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

Battery technology development and manufacturing involves certain inherent environmental and safety risks. Some of our employees handle hazardous materials, including chemicals, such as lead, lithium and sulfides, that pose specific challenges. We have engineering and administrative controls in place for handling these materials along with any hazardous substances and the employees who handle such materials are required to follow certain safety procedures, including the use of personal protective equipment. In addition to exposure, materials with lead, lithium and sulfides have the propensity to start fires. While we believe we have taken precautionary measures which include engineering controls, personal protective equipment, procedures and training to prevent human exposures and fires, including annual safety training for our employees, we cannot completely rule out the possibility of human or environmental exposure to hazardous materials used in our development activities and prototype products. Any such exposure could result in future third-party claims against us, damage to our reputation, and heightened regulatory scrutiny, remedial and corrective action obligations or the incurrence of capital expenditures, any of which could limit or impair our ability to attract customers. The occurrence of future events such as these could have a material adverse effect on our business, financial condition, and results of operations.

In addition to risks listed above, we are subject to numerous international and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. Environmental laws and regulations, including used battery recycling, recovery and reuse, are cost intensive activities that we support. In addition, new legislation and regulations may require us to make material changes to our operations, resulting in significant increases to the cost of production. Several developed countries, including the United States and some EU states, have adopted strict environmental regulations relating to the safe disposal and recycling of batteries such as Regulation (EU) 2023/1542 of the European Parliament and of the Council of 12 July 2023 concerning batteries and waste batteries, and have established government-led programs to ensure 100% recycling of designated batteries. Further, some EU states have also implemented programs that encourage the improvement of battery production processes to reduce pollutant emission and the recovery of used batteries for environmentally-friendly recycling. Under some of these programs, relevant authorities have required battery manufacturers to bear the costs of such disposal and recycling. There is no assurance that other jurisdictions where we have substantial operations will not introduce similar environment protection programs in the future. The introduction of new laws, regulations and policies in this respect could increase our operating costs and adversely affect the profitability of our business.

Global climate change, an increase in related legal and regulatory requirements and an increased related emphasis on ESG matters by various stakeholders could negatively affect our business.

Increased public awareness and concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. Increased costs of energy or compliance with emissions standards due to increased legal or regulatory requirements may cause disruptions in or increased costs associated with our development and manufacturing operations. Any failure to achieve our goals with respect to reducing our impact on the environment or a perception (whether or not valid) of our failure to act responsibly with respect to the environment or to effectively respond to new, or changes in, legal or regulatory requirements concerning climate change or other sustainability concerns could adversely affect our business and reputation.

Labor disputes could significantly affect our business.

Labor disputes, work stoppages or slowdowns at our production facilities or any of our contract manufacturers or raw material suppliers could significantly disrupt our operations or our expansion plans. Delay caused by any such disruptions could materially and adversely affect our operations or projection for increased capacity, production and revenue, which could have a material adverse effect on our business, results of operations and financial condition.

Changes in tax laws or unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.

Our subsidiaries are subject to income taxes in various jurisdictions around the world. Our effective income tax rate could be adversely affected in the future by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations or their interpretations and application and the outcome of income tax audits in any of the jurisdictions in which we operate or are otherwise subject to tax. Our effective tax rate may also be impacted by changes in the geographic mix of our earnings.

A significant change in U.S. tax law, or that of other countries where we operate or have a presence, may materially and adversely impact our income tax liability, provision for income taxes and effective tax rate. We regularly assess all of these matters to determine the adequacy of our income tax provision, which is subject to significant judgment.

In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final outcome of tax audits and related litigation could be materially different than that reflected in our historical income tax provisions and accruals. There can be no assurance that the resolution of any audits or litigation will not have an adverse effect on future operating results.

In August 2022, the United States passed the Inflation Reduction Act (“IRA”), which imposed, among other things, a corporate alternative minimum tax on book income on certain large U.S. corporations, including certain U.S. subsidiaries of certain large multinational corporate groups. These provisions became effective on January 1, 2023. The full effects of these rules and other provisions of the IRA on us are uncertain until further regulations and guidance from the Internal Revenue Service (“IRS”) and Treasury are released.

Our tax obligations and effective tax rate in the jurisdictions in which we conduct business could increase, including as a result of the base erosion and profit shifting (“BEPS”) project that is being led by the Organization for Economic Co-operation and Development (“OECD”), and other initiatives led by the OECD or jurisdictions where we operate. For example, the OECD is leading work on proposals, commonly referred to as “BEPS 2.0,” which, if and to the extent implemented, would make important changes to the international tax system. These proposals are based on two “pillars,” involving the reallocation of taxing rights in respect of certain multinational enterprises above a fixed profit margin to the jurisdictions in which they carry on business (subject to certain revenue threshold rules which we do not currently meet but may meet in the future) (referred to as “Pillar One”) and imposing a minimum effective corporate tax rate on certain multinational enterprises (referred to as “Pillar Two”). A number of countries in which we conduct business, including through our Singapore and Vietnam subsidiaries, have enacted, or are in the process of enacting, core elements of the Pillar Two rules. We continue to monitor developments and evaluate the potential impacts and applicability of these new rules on our business.

We may be unable to detect, deter and prevent all instances of fraud or other misconduct committed by our employees, suppliers or other third parties.

We may be exposed to fraud, bribery or other misconduct committed by our employees, suppliers or third parties that could subject us to financial losses and sanctions imposed by governmental authorities, which may adversely affect our reputation. We implement internal procedures and policies to monitor our operations and ensure overall compliance. As of the date of this Form 20-F, we are not aware of any instances of fraud, bribery, and other misconduct involving employees, suppliers and other third parties that had any material and adverse impact on our business and results of operations. However, we cannot assure you that there will not be any such instances in the future. Although we consider our internal control policies and procedures to be adequate, we may be unable to prevent, detect or deter all such instances of misconduct. Any such misconduct committed against our interests, which may include past acts that have gone undetected or future acts, may have a material and adverse effect on our business and results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or change significantly, our reported results of operations could be materially adversely affected.

In connection with the preparation of our combined financial statements included in this Form 20-F, we use certain estimates and assumptions, which are more fully described in Note 2 of the financial statements filed as part of this Form 20-F. The estimates and assumptions we use in the preparation of our combined financial statements affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates may occur from period to period. Accordingly, actual results could differ significantly from our estimates. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material adverse effect on our financial statement presentation, financial condition, results of operations and cash flows, any of which could cause our share price to decline.

We have identified material weaknesses in our internal control over financial reporting. Such material weaknesses could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner. If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of our shares may be negatively impacted.

In connection with the audit of our combined financial statements as of and for the year ended December 31, 2023, we identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board (the “PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relates to (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge, skills and experience in application of U.S. GAAP and SEC reporting requirements, and (ii) the ineffectiveness of IT system general control with the Company’s financial system. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We are in the process of implementing a series of actions to remedy our identified material weakness, including 1) strengthening our information technology compliance oversight, 2) providing additional training for information technology personnel on the importance of information technology general controls, 3) designing and implementing information technology general controls, including controls over program change management and, the review and update of user access rights and privileges, 4) hiring additional qualified accounting and financial reporting personnel with an appropriate understanding of the U.S. GAAP and SEC reporting requirements; 5) enhancing the capabilities of our existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP and SEC rules and regulations; and 6) developing, communicating and implementing an accounting policy manual in accordance with U.S. GAAP for our accounting and financial reporting personnel for recurring transactions and period-end closing processes.

As we become a public company in the United States, we will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 202[6]. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our combined financial statements for prior periods.

Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or government controlled entities. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws generally prohibit companies, their employees and third-party intermediaries from corruptly promising, authorizing, offering or providing, directly or indirectly, improper payments of anything of value to government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any improper advantage. Certain laws, including the U.K. Bribery Act, also prohibit soliciting or receiving bribes or improper payments. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.

Some of the countries where we operate or where our products are sold may not have as strong a commitment to anti-corruption and ethical behavior that is required by U.S. laws or by our corporate policies. Noncompliance with anti-corruption, anti-bribery, anti-money laundering or similar laws and regulations could subject us to substantial fines, whistleblower complaints, adverse media coverage, investigations and severe administrative, civil and criminal sanctions and penalties, collateral consequences, including restrictions on the marketing of our products in certain countries, remedial measures and legal expenses, all of which could have a material adverse effect on our reputation, business, financial condition and results of operations. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

In addition, if any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (the “FRA”), pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.

Risks Related to Separation from Leoch Technology and Being a Standalone Public Company

The spin-off may not be successful, and as an independent publicly traded company, we will not enjoy the same benefits that we did as a subsidiary of Leoch Technology.

Upon consummation of the spin-off, we will be a standalone public company. The process of becoming a standalone public company may distract our management from focusing on our business and strategic priorities. Moreover, as a separate public company, we will be a smaller company than Leoch Technology before its spin-off, and we may not have access to financial and other resources comparable to those available to Leoch Technology prior to the spin-off or enjoy certain other benefits that we did as a subsidiary of Leoch Technology. We cannot predict the effect that the spin-off will have on our relationship with partners or employees or our relationship with government regulators. We may also be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the spin-off. Furthermore, as a smaller company, we may be more likely to be negatively impacted by changes in global market conditions, regulatory reforms and other industry factors, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

If the spin-off is delayed or fails to be completed, we or Leoch Technology may face uncertainty in our strategic direction, and our management team may need to redirect focus to stabilizing operations within Leoch Technology’s existing structure. Such delays or failures could create uncertainty among our customers, suppliers, and employees, potentially impacting our ability to retain key personnel, maintain supplier relationships, and execute growth plans. Additionally, we may incur significant costs associated with preparatory activities for the spin-off, which may not be recoverable if the transaction does not proceed.

In the event of a delay or failure of the spin-off, we together with Leoch Technology will evaluate alternative strategic options, including remaining within Leoch Technology as a business unit, pursuing other restructuring or partnership opportunities, or seeking additional funding sources to support our independent operations. We may also explore adjustments to our business model or capital structure to mitigate the financial and operational impact of a spin-off failure. However, there is no assurance that any of these contingency plans would be successful or that we would be able to operate effectively under an alternative structure, which could have a material adverse effect on our business, financial condition, and future prospects.

We may not achieve some or all of the anticipated benefits of the spin-off, and the spin-off may adversely affect our business.

We may not be able to achieve some or all of the strategic, financial, operational, marketing or other benefits anticipated to result from the spin-off, or such benefits may be delayed or not occur at all. There is risk that we will not achieve the following anticipated benefits, among others, following the spin-off:

•	strengthening the operational management efficiencies of both Leoch Technology and us;

•	obtaining reasonable valuation in the longer term and maximizing the interests of all shareholders;

•	creating two independent businesses with enhanced geographic focus well positioned for continued growth and market share capture in respective areas; and

•

enabling shareholders and investors to assess the investment propositions of each business individually and select whether to continue to participate in both businesses or adjust their investment exposure.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the spin-off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

•	following the spin-off, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Leoch Technology;

•	the costs associated with being a standalone public company;

•	following the spin-off, our business will be less diversified than the Leoch Technology business prior to the spin-off; and

•	the other actions required to separate our and Leoch Technology’s respective businesses could disrupt our operations.

We cannot predict with certainty when the benefits anticipated from the spin-off will occur or the extent to which they will be achieved. If we fail to achieve some or all of the benefits anticipated to result from the spin-off, or if such benefits are delayed, our business, financial condition and results of operations could be adversely affected.

Our historical financial information is not necessarily representative of the results we would have achieved as a standalone public company and may not be a reliable indicator of our future results.

Our historical financial statements have been derived from the Leoch Technology combined financial statements and accounting records, and these financial statements and the other historical financial information of

Leoch Energy included in this Form 20-F are presented on a combined basis. This combined information does not necessarily reflect the financial position, results of operations and cash flows we would have achieved as a standalone public company during the period presented, or those that we will achieve in the future.

This is primarily because of the following factors:

•	For the period covered by our combined financial statements, our business operated within legal entities which hosted portions of other Leoch Technology businesses.

•

Prior to the internal reorganization, Leoch Technology was the sole entity which received proceeds from debt and equity financing. Cash proceeds from such equity financings were allocated on an as-needed basis between us and Leoch Technology’s other subsidiaries. As a result, our historical financial information may not be indicative of future results of operations, financial position, shareholders’ equity and cash flows had we operated as a stand-alone entity and contracted at arm’s length with unrelated parties for funding.

•

Our combined statements of comprehensive income include all revenues, costs and expenses directly attributable to the Global Markets, including those expenses incurred by the Leoch Technology and its subsidiaries, but not solely relating to the Global Markets, reflecting allocations of shared expenses from Leoch Technology to us. These allocated expenses primarily relate to costs incurred on support functions that historically been borne by Leoch Technology’s headquarters, such as payroll expenses and other expenditures for research and development, office rental expenses, office utilities, information technology support and certain corporate functions including senior management, finance, legal and human resources and other shared expenses. The allocations were made on a direct usage basis when identifiable, with a remainder allocated using applicable cost drivers where specific identification was not determinable. These allocations were made on a basis considered reasonable by management but may differ from actual costs which would have been incurred if the we operated independently during the periods presented.

Therefore, our historical financial information may not necessarily be indicative of our future financial position, results of operations or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations or cash flows to materially differ from our historical financial information.

The separation and distribution are subject to a number of conditions. The transactions may not take place, may be delayed or may not take place in the manner currently anticipated.

The separation and distribution are a series of transactions designed to fully separate us from Leoch Technology and list our ordinary shares on [NASDAQ], following which Leoch Technology would no longer be our shareholder. The separation and distribution are subject to a number of conditions, including necessary regulatory approvals and other uncertainties. If the conditions are not satisfied (and not otherwise waived), the separation and/or distribution will not take place. See “The Separation and Distribution Transactions” and the Leoch Technology Circular, a copy of which is filed as Exhibit [15.4] to this registration statement. The separation and distribution encompasses a series of complex transactions involving a number of professional parties and regulators across multiple jurisdictions, and may not be completed in the manner and within the time expected, or at all. If the separation and distribution from Leoch Technology are not completed, the benefits we currently expect from the separation and distribution, such as our strategic independence from Leoch Technology, would not materialize. In that event, Leoch Technology will continue to hold sufficient shares to exercise control over all matters requiring shareholder approval, whether such approval is required as an ordinary resolution or a special resolution as a matter of Cayman Islands law or under the rules and regulations of the place of the exchange on which Leoch Technology is listed, such as approval of the financial statements, declarations of dividends, the appointment and removal of directors, alteration of share capital (including increases, consolidations, subdivision, repurchase and cancellation), adoption of share incentive schemes, share issuances and amendments to our memorandum and articles of association.

Conflicts of interest may arise because some of our directors have substantial interest Leoch Technology.

Dr. Li DONG, our Chairman and Chief Executive Officer, is also the controlling shareholder of Leoch Technology. His interests in Leoch Technology and us could create, or appear to create, conflicts of interest with respect to decisions involving both us and Leoch Technology that could have different implications for Leoch Technology and us. For example, conflicts of interest could arise if we enter into any new commercial arrangements with Leoch Technology in the future, or if Leoch Technology decides to compete with us in any of our markets. We cannot assure you that our memorandum and articles of association, policies and procedures will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals with a substantial interest in Leoch Technology. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.

Our ability to operate our business effectively may suffer if we do not, quickly and cost effectively, establish our own research and development, financial, administrative, corporate governance, listed company compliance and other support functions necessary to operate as a standalone public company.

In connection with our separation from Leoch Technology, we are creating our own research and development, financial, administrative, corporate governance, listed company compliance and other support systems, including for the services Leoch Technology had historically provided to us. We expect this process to be complex, time consuming and costly. Any failure or significant downtime in our own research and development, financial, administrative or other support systems or in the Leoch Technology support systems during the transitional period in which Leoch Technology provides us with support could negatively impact our business operations.

The transitional services Leoch Technology has agreed to provide us may not be sufficient for our needs. In addition, we or Leoch Technology may fail to perform under various transaction agreements that will be executed as part of the spin-off or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

Following the spin-off, we and Leoch Technology will operate separately, each as an independent public company. We intend to enter into a Separation and Distribution Agreement with Leoch Technology related to the separation and distribution, and we intend to enter into several other agreements with Leoch Technology prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Leoch Technology after the spin-off. These agreements will govern the relationships between Leoch Technology and us subsequent to the completion of the spin-off and will provide for the separation of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of Leoch Technology and its subsidiaries that constitute the Leoch Energy Business and are attributable to periods prior to, at and after the separation. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Leoch Technology and the distribution of our shares to holders of Leoch Technology shares), including Brand Licensing Framework Agreement and Product Procurement Framework Agreement. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Leoch Technology and Us.”

Certain of these agreements will provide for the performance of key business services by Leoch Technology for our benefit for a period of time after the spin-off. These services may not be sufficient to meet our needs and the terms of such services may not be equal to or better than the terms we may have received from unaffiliated third parties.

We will rely on Leoch Technology to satisfy its performance and payment obligations under these agreements. If Leoch Technology is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transitional agreements expire, we may not be able to operate our business effectively and this may have an adverse effect on our business, financial condition and results of operations. In addition, after our agreements with Leoch Technology expire, we may not be able to obtain these services at as favorable prices or on as favorable terms.

Under the [Separation and Distribution Agreement] and related ancillary agreements, from and after the separation, we and Leoch Technology will be generally responsible for the debts, liabilities and other obligations related to the businesses which we own and operate following the consummation of the separation. Although we do not expect to be liable for any obligations that are not allocated to us under the [Separation and Distribution Agreement], a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Leoch Technology (for example, tax liabilities), particularly if Leoch Technology were to refuse or to be unable to pay or perform the allocated obligations.

Our and Leoch Technology’s contracts may contain provisions requiring the notice or consent of third parties in connection with the separation. If we or Leoch Technology fail to notify these third parties or obtain their consents, we may be unable to enjoy the benefit of these contracts in the future.

We have entered into various business, financial and other contracts in the ordinary course of business. Some of these contracts, including certain commercial loan agreements, may require us to notify or seek prior consent from the counterparties in connection with the separation. We believe that we have carried out our contractual obligations and are not otherwise in material default or violation of these contracts. However, if any contractual counterparties find us in default or violation due to failure to notify them or obtain their prior consent in connection with the separation or otherwise, they may terminate their business relationship with us, declare any repayment obligations immediately due and/or pursue legal actions against us, which may materially and adversely affect our business, financial condition and results of operations.

Furthermore, Leoch Technology has entered into various business, financing and other contracts in the ordinary course of business. Some of these contracts may require Leoch Technology to notify or seek prior consent from the counterparties in connection with the separation. Leoch Technology has notified us that they believe that they have carried out their contractual obligations and are not otherwise in material default or violation of those contracts. However, if any contractual counterparties find Leoch Technology in default or violation due to failure to notify them or obtain their prior consent in connection with the separation or otherwise, they may terminate their business relationship with Leoch Technology or us, declare any repayment obligations immediately due and/or pursue legal actions against Leoch Technology or us, which may materially and adversely affect our business, financial condition and results of operations.

The spin-off may be a taxable transaction to Leoch Technology shareholders.

We do not intend to obtain opinions or tax rulings as to whether the spin-off will qualify as a tax-free transaction in any taxing jurisdiction. If the spin-off is treated as a taxable transaction under the laws of any taxing jurisdiction in which Leoch Technology shareholders are tax resident, such shareholders would be required to recognized taxable income with respect to the spin-off in that jurisdiction. Loech Technology shareholders should consult their tax advisers regarding the possible tax consequences of the spin-off in their particular circumstances.

There can be no assurance that we will not be classified as a Singapore tax resident.

There is a risk that we may be treated as a Singapore tax resident for Singapore income tax purposes. Under Singapore tax law, the tax residency of a company is determined by where the business is controlled and managed. The residency status of a company may change from year to year. Generally, a company is considered a Singapore tax resident for a particular year of assessment if the control and management of its business was exercised in Singapore in the preceding calendar year. “Control and management” is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Where the control and management of a company is exercised is a question of fact. There is uncertainty as to whether the control and management of our Company is indeed exercised in Singapore such that Leoch Energy Inc may be deemed as a Singapore tax resident. In making such determination, Singapore tax authority will consider all facts provided by the company to determine if the control and management of the business is indeed exercised in Singapore. If Leoch Energy Inc is regarded as a Singapore tax resident, any dividends received or deemed received by Leoch Energy Inc in Singapore from subsidiaries located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of less than 15% may be subject to additional Singapore income tax.

Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if Leoch Energy Inc is considered a Singapore tax resident, dividends paid to the holders of our Ordinary Shares will not be subject to withholding tax in Singapore. Regardless of whether or not Leoch Energy Inc is regarded as a Singapore tax resident, holders of our Ordinary Shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our Ordinary Shares if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our Ordinary Shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our ordinary shares is considered by Singapore tax authority as revenue in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by Singapore tax authority as capital gains in nature to the extent that it does not fall within the ambit of Section 10L of the Singapore Income Tax Act. For a discussion of Singapore tax consequences relevant to us and our shareholders, see “Item 10.E. Taxation—Singapore Tax Considerations.” Any Singapore taxes imposed on the Company may have a negative impact on the value of your investment in us.

The requirements of being a standalone public company may strain our resources and distract our management, which could make it difficult to manage our business.

Following the completion of the separation and distribution, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.

We are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems, personnel and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we are committing significant resources, hiring additional staff and providing additional management oversight. We are implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join our company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

Members of our management team have limited experience managing a U.S. public company.

Some members of our management team have limited experience managing a publicly traded company in the United States, interacting with U.S. public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our transition to being a U.S. public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.

Risks Related to Ownership of Our Shares

The price of our shares after the spin-off may be volatile.

The market price for our shares may be volatile. This market volatility, as well as general economic, market or political conditions could reduce the market price of our shares in spite of our operating performance. In addition, if trading of our shares is substantially localized on the [NASDAQ], we may not meet the liquidity or other criteria necessary for inclusion in various stock indices that are based on our trading volumes on another exchange. This could have a further negative impact on the price of our shares.

Furthermore, in the past, securities class action litigation has often been brought against companies following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and financial results.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

Techniques employed by short sellers may drive down the market price of our shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our shares could be greatly reduced or even rendered worthless.

If a substantial number of our shares become available for sale and are sold in a short period of time, the market price of our shares could decline.

If our existing significant shareholders sell substantial amounts of our shares in the market, the market price of our shares could decrease significantly. The perception in the market that our existing significant shareholders might sell shares could also depress our share price. A decline in the price of our shares may impede our ability to raise capital through the issuance of additional shares or other equity securities.

The combined post-spin-off value of our shares and the Leoch Technology shares may not equal or exceed the aggregate pre-spin-off value of the Leoch Technology shares and our shares.

After the spin-off, the Leoch Technology shares will continue to be listed and traded on the Hong Kong Stock Exchange. Our shares will be traded under the symbol “    ” on the [NASDAQ]. We have no current plans to apply for listing on any additional stock exchanges. As a result of the spin-off, it is expected that the trading prices of Leoch Technology shares in the regular-way market at market open on the trading day following the distribution date will be lower than the trading prices in the regular-way market at market close on the distribution date, because the trading prices will no longer reflect the value of the Leoch Energy Business. However, there can be no assurance that the aggregate market value of the Leoch Technology shares and our shares following the spin-off will be higher than, equal to or lower than the market value of Leoch Technology shares if the spin-off did not occur. This means, for example, that the combined trading prices of      Leoch Technology shares and one Leoch Energy share after market open following the distribution date may be equal to, greater than or less than the trading prices of one Leoch Technology share prior to the distribution date.

No assurance can be given that we will pay or declare dividends in the future.

For the short-to-medium term, we intend to retain any earnings to finance the development of our business, and no assurance can be given that we will pay or declare dividends in the future. The Leoch Energy Board may, in its discretion, recommend the payment of a dividend in respect of a given fiscal year. However, the declaration, timing, and amount of any dividends to be paid by us following the spin-off will be subject to the approval of our shareholders. The determination of the Leoch Energy Board as to whether to recommend a dividend and the approval of any such proposed dividend by our shareholders, will depend upon many factors, including our financial condition, earnings, corporate strategy, capital requirements of our operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Leoch Energy Board and shareholders. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Dividends” for more information.

Your percentage ownership of our shares may be diluted in the future.

In the future, we may issue additional shares in connection with acquisitions, capital markets transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees and conditional capital we hold for purposes of our employee participation plans. These additional shares will have a dilutive effect on our earnings per share, which could adversely affect the market price of our shares.

Following the spin-off, Dr. Dong Li, our controlling shareholder, will own approximately 72.8% of the voting power of our outstanding shares, and the interests of Dr. Dong Li may differ from the interests of our other shareholders.

Following the spin-off, Dr. Dong Li, our controlling shareholder, will own more than 70% of the voting power of our outstanding shares. Dr. Dong Li may have different interests than other Leoch Energy shareholders on matters which may affect our operational and financial decisions. Among other things, their influence could delay, defer or prevent a sale of Leoch Energy that other shareholders support, or, conversely, this influence could result in the consummation of such a transaction that other shareholders do not support. This concentrated influence could discourage a potential investor from seeking to acquire Leoch Energy shares and, as a result, might harm the market price of Leoch Energy shares.

We will be a “controlled company” within the meaning of the rules of [NASDAQ] and, as a result, will qualify for exemptions from certain corporate governance requirements. Although we do not intend to rely on these exemptions at this time, we may do so in the future and you may not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon the completion of the separation and distribution, Dr. Dong Li, will hold or have the ability to control over 70% of the voting power of our outstanding share capital. As a result, upon the completion of the separation and distribution, we will be a “controlled company” as defined under the corporate governance rules of [NASDAQ]. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•	the requirement that our compensation, nominating and corporate governance committee be composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of our compensation, nominating and corporate governance committee.

While we do not rely on these exemptions at this time, we may in the future elect to rely on these exemptions and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the [NASDAQ].

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

As of the date of the spin-off, we will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon consummation of the spin-off, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or controlled companies.

As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance requirements in lieu of certain [NASDAQ] requirements applicable to domestic issuers.

As a foreign private issuer, and if our shares are approved for listing on the [NASDAQ], we will be permitted to, and intend to, follow certain home country corporate governance requirements in lieu of certain [NASDAQ] requirements. Following our home country corporate governance requirements, as opposed to the requirements that would otherwise apply to a U.S. company listed on the [NASDAQ], may provide less protection than is afforded to investors under the [NASDAQ] rules applicable to domestic issuers.

In particular, we currently intend to follow our home country practice that: (i) does not require us to disclose any agreements or arrangements of third party director or nominee compensation, (ii) does not require us to solicit proxy and hold meetings of our shareholders every year, (iii) does not require us to make available to shareholders an annual report containing audited financial statements within a reasonable time following our filing of an annual report with the SEC, (iv) does not require that a majority of our board of directors satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules, (v) does not require each member of our compensation committee and nominating and corporate governance committee to be an independent director, (vi) does not require that director nominees be either selected or recommended by independent directors, (vii) does not require us to seek shareholder approval prior to the issuance of securities in connection with the acquisition of stock or assets of another company, (viii) does not require us to seek shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company, (ix) does not require us to seek shareholders’ approval for amending our share incentive plan, (x) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, (xi) does not require that voting rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance, and (xii) does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe certain fiduciary duties to the companies for which they serve. In the future, we may rely on other exemptions provided by NASDAQ.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.

We will be a foreign private issuer as of the date of the spin-off and therefore we will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our status as a foreign private issuer, either (a) a majority of our shares must be directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States.

If we were to lose our foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. For instance, we would be required to make changes in our corporate governance practices in accordance with various SEC and [NASDAQ] rules. The regulatory and compliance costs to us under U.S. securities laws when we would be required to comply with the reporting requirements applicable to a U.S. domestic issuer could be significantly higher than the costs we will incur as a foreign private issuer. As a result, a loss of foreign private issuer status could increase our legal and financial compliance costs and could make some activities highly time-consuming and costly. If we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it could make it more difficult and expensive for us to obtain director and officer liability insurance, and we could be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of the Leoch Energy Board.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain royalties derived in an active business), and certain investment gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) are generally characterized as active assets to the extent associated with business activities that produce active income.

Based on the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we do not expect to be a PFIC for our 2025 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the average value of our assets from time to time, including the value of our goodwill and other intangible assets (which may be determined, in part, by reference to our market capitalization, which could be volatile). Consequently, there can be no assurance that we will not be a PFIC for any taxable year.

U.S. shareholders of Leoch Technology that received our shares in the spin-off transaction (“Leoch Technology U.S. Shareholders”) should be aware that neither us nor Leoch Technology have analyzed our, or Leoch Technology’s, PFIC status for the current or any prior taxable year. Such PFIC status may affect the U.S. federal income tax consequences of the spin-off transaction to the Leoch Technology U.S. Shareholders, and may also be relevant to determining whether Leoch Technology U.S. Shareholders could be required to treat us as a PFIC for the current or any future taxable year even if we do not otherwise meet the requirements for being a PFIC for such year. Leoch Technology U.S. Shareholders should consult their tax advisers regarding the possible consequences of our, or Leoch Technology’s, PFIC status for the current or any prior taxable year.

If we are a PFIC for any taxable year during which a U.S. taxpayer owns or is deemed to own our ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” (subject to alternative treatment if the U.S. taxpayer is able to, and makes, a valid mark-to-market election) and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation-Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Under certain attribution rules, certain of our non-U.S. subsidiaries are expected to be treated as controlled foreign corporations for U.S. federal income tax purposes and as a result, there could be adverse U.S. federal income tax consequences to U.S. investors that own our ordinary shares (directly or indirectly) and are treated as “Ten Percent Shareholders.”

Certain “Ten Percent Shareholders” (as defined below) in a non-U.S. corporation that is a controlled foreign corporation (a “CFC”) for U.S. federal income tax purposes generally are required to include in income for U.S. federal income tax purposes their pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property and “global intangible low taxed income,” even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal

Revenue Code of 1986, as amended) that owns directly or indirectly, or is considered to own constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. We are not expected to be a CFC. However, the determination of CFC status is complex and includes certain “downward attribution” rules pursuant to which certain of our non-U.S. subsidiaries are expected to be treated as constructively controlled by our U.S. subsidiaries and therefore such non-U.S. subsidiaries are expected to be treated as CFCs. We do not intend to provide information to Ten Percent Shareholders that may be required in order for those shareholders to properly report their U.S. taxable income with respect to our or our subsidiaries’ operation. Prospective investors that may be or become Ten Percent Shareholders who directly or indirectly own our ordinary shares should consult their tax adviser with respect to the potential adverse tax consequences of holding our ordinary shares.

Our post-listing memorandum and articles of association contain anti-takeover provisions, which could have a material adverse effect on the rights of holders of our ordinary shares.

Some provisions of our Post-Listing M&AA (defined below) may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. For example, the directors may issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued ordinary shares), series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the courts of the Cayman Islands to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Post-Listing M&AA provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liability that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The above limitations on liability and our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their duties as directors by shifting the burden of such losses and expenses to us. Certain liabilities or expenses covered by our indemnification obligations may not be covered by our directors’ and officers’ liability insurance or the coverage limitation amounts may be exceeded. As a result, any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Forum selection provisions in our post-listing memorandum and articles of association could limit the ability of holders of our shares or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, and potentially others.

Our Post-Listing M&AA provides that, for the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to us, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) or our articles of association including but not limited to any purchase or acquisition of shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any share or other securities in the Company, or purchasing or otherwise acquiring the shares issued pursuant to deposit agreements, cannot waive compliance with the federal securities laws of the United States and the rules and regulations thereunder with respect to claims arising under the Securities Act and shall be deemed to have notice of and consented to the provisions of our articles of association. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Post-Listing M&AA inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company incorporated under the Companies Act. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the U.S. courts against our directors or officers.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the Foreign Court, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our Board or controlling shareholders than they would as public shareholders of a U.S. company.

ITEM 4. INFORMATION ON LEOCH TECHNOLOGY

4.A. History and Development of Leoch Technology

General Corporate Information

We were incorporated as an exempted company in the Cayman Islands on July 19, 2024. Our registered office in the Cayman Islands is located at the offices of 4th Floor, Harbor Place, 103 South Church Street, P.O.Box 10240, Grand Cayman KY1-1002, Cayman Islands. We appointed [Cogency Global Inc.], located at [122 East 42nd Street, 18th Floor], New York, New York 10168, U.S.A., as our agent for service of process in the United States, effective as of the date of this registration statement.

Our principal executive offices are located at 152 Beach Road, Gateway East #22-01/04, Singapore 189721. Our telephone number is +65 6970 0908. The information contained on, or that can be accessed through, our website is not a part of this Form 20-F. We have included our website address in this Form 20-F solely as an inactive textual reference.

Leoch Technology, an exempted company incorporated in the Cayman Islands, is our sole shareholder immediately prior to the completion of the separation and distribution. For more information on our relationship with Leoch Technology, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off,” “Item 6. Directors, Senior Management and Employees—Item 6.E. Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Related Party Transactions with Leoch Technology.”

General Development of Business

We were formed by Leoch Technology in connection with our separation from Leoch Technology.

On February 12, 2025, Leoch Technology announced plans to separate into two independent, publicly traded companies to unlock the overall market value of Leoch Technology especially its global market potentials, improve the operation and management dedication and efficiency in both markets and realize recognition by investors especially overseas investors, thereby maximizing the interests of Leoch Technology, Leoch Energy and their respective shareholders as a whole.

On March 10, 2025, Leoch International Holding Pte. Ltd. (“LIH”) declared a dividend of US$116.33 million to its sole shareholder, Leoch International Investment Limited (“LII”). There were no cash payments involved in the declaration of such dividends.

On March 14, 2025, we completed internal reorganization by purchasing all issued and outstanding shares of LIH, which holds Leoch Energy Business, from LII, an intermediary subsidiary of Leoch Technology, for a total consideration of US$38,687,604. There were no cash payments involved in the share purchase.

The Spin-Off

Background

After evaluating the market positions of its battery products and related offerings, including network power batteries, SLI batteries, motive power batteries, ESS solutions across different regions around the world and recycled lead in Chinese Mainland, Leoch Technology recognized the need for region-specific strategies to succeed in different global markets. As a result, Leoch Technology determined that the most effective approach for driving global growth and strengthening its presence in local markets is to separate its operations into two distinct markets: (i) Chinese Mainland, Hong Kong and Macau; and (ii) the Global Markets. Leoch Technology believes that the spin-off will maximize the overall market value of the company, particularly by unlocking its potential in Global Markets, enhancing operational focus and management efficiency in each market, and gaining recognition from investors, particularly those in international markets.

Reasons for the Spin-Off

Leoch Technology and the Leoch Technology Board considered a wide variety of factors in their initial evaluation of the proposed spin-off, including the following factors and circumstances:

•

Leoch Technology’s products need to constantly evolve with ever-changing customer preferences and needs, which is unique in each market and are depending on the specific circumstances and environments in their own local jurisdictions. As such, Leoch Technology has different product series catering for automotive industries in different markets.

•

As industry specifications, preferences and needs change at a fast pace, timelines for new product to launch to market is an important factor for winning market share. By separating Leoch Technology’s business by geographical markets, each of the separated groups will benefit by focusing on product development for the specific markets within its coverage based on its own market preferences.

•

Leoch Technology needs to comply with applicable laws and regulations in different jurisdictions for its business operations. By separating Leoch Technology’s business by geographical markets, each of the separated groups is able to focus on the regulatory requirements and updates in the specific jurisdiction and establish corporate governance measures catering for the respective regulatory requirements.

•

In light of the differences between the batteries markets, separating Leoch Technology’s businesses in terms of geographic focus will allow investors who are familiar with the relevant markets to better evaluate the true value and potential of the businesses in such markets.

•	Leoch Energy will be able to develop its independent corporate profile in the U.S., which enables it to attract U.S. and other international investors, so as to unlock and maximize its market value.

We and Leoch Technology believe that, as two separate publicly traded entities, Leoch Technology and Leoch Energy will be better equipped to seize significant growth opportunities and allocate resources effectively to their respective businesses and strategic objectives. We also believe that the separation and distribution is commercially beneficial to Leoch Technology and Leoch Energy and in the interest of the Leoch Technology Shareholders as a whole as it expects the following benefits:

•	the separation would strengthen the operational management efficiencies of both Leoch Technology and Leoch Energy;

•	the separation would enable Leoch Technology and Leoch Energy to obtain reasonable valuation in the longer term and maximize the interests of all shareholders;

•

the separation and distribution would create two independent businesses, Leoch Technology and Leoch Energy with enhanced geographic focus, each of which the Leoch Technology Board believes is well positioned for continued growth and market share capture in respective areas; and

•

the separation and distribution would enable shareholders and investors to assess the investment propositions of each business of Leoch Technology and Leoch Energy individually and freely select whether to continue to participate in both businesses or adjust their investment exposure, so as to unlock and enhance the market value of both Leoch Technology and Leoch Energy.

Neither we nor Leoch Technology can assure you that, following the spin-off, any of the benefits described above or otherwise described in this Form 20-F will be realized to the extent or at the time anticipated or at all. See also “Item 3. Key Information—3.D. Risk Factors.”

Following the completion of the separation and distribution, Leoch Energy will continue to carry on the R&D, production, marketing and distribution of battery products under the Leoch brand in the Global Markets. Meanwhile, Leoch Technology continues to primarily engage in the R&D, production, marketing and distribution of battery products under the Leoch brand in Chinese Mainland, Hong Kong and Macau.

Leoch Technology historically manufactured Leoch branded various battery products, which we then distribute in the APAC (excluding Chinese Mainland, Hong Kong and Macau), American and EMEA markets. Following the completion of the separation and distribution, we will continue procuring a certain portion of finished battery products from Leoch Technology and pay Leoch Technology purchase prices with an arm’s-length markup. This arrangement will be transitional as we progressively take over and establish our own manufacturing facilities.

As of the date of this Form 20-F, Leoch Technology intends to effect the separation and distribution; however, Leoch Technology has no obligation to consummate the separation and distribution by any specified date or at all. If pursued, the separation and distribution are subject to various conditions, including receipt of any necessary regulatory or other approvals, such as approval from the Stock Exchange of Hong Kong, which Leoch Technology has obtained, and approval from Leoch Technology shareholders. If the conditions to the separation and distribution are not satisfied, Leoch Technology may decide to waive one or more of these conditions and consummate the separation and distribution.

Leoch Technology and the Leoch Technology Board also considered a number of potentially negative factors in their initial evaluation of the potential spin-off, including the following:

•

Disruptions to the business as a result of the separation. The actions required to separate the respective businesses of Leoch Technology and Leoch Energy could disrupt the operation of the Leoch Energy Business;

•

Increased significance of certain costs and liabilities. Certain costs and liabilities that were otherwise less significant to Leoch Technology as a whole will be more significant for us as a standalone company;

•

One-time costs of the spin-off or ongoing costs after the spin-off. We will incur costs in connection with the transition to being a standalone public company that may include accounting, tax, treasury, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel new to us, and costs to separate information systems;

•

Potential inability to realize anticipated benefits of the spin-off. We may not achieve the anticipated benefits of the spin-off for a variety of reasons, including, among others: (i) the spin-off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing the Leoch Energy Business; (ii) following the spin-off, we may be more susceptible to market fluctuations and other adverse events than if it were still a part of Leoch Technology; (iii) the costs associated with us being a standalone public company; (iv) following the separation, the Leoch Energy Business will be less diversified than the Leoch Technology business prior to the separation; and (v) the other actions required to separate the respective businesses of us and Leoch Technology could disrupt our operations; and

•

Our covenants and obligations pursuant to the Separation and Distribution Agreement and other agreements entered into in connection with the separation. We are and will be subject to numerous covenants and obligations arising out of agreements entered into in connection with the separation. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might be beneficial.

Leoch Technology and the Leoch Technology Board believe that the anticipated benefits of the spin-off outweigh these factors. However, the completion of the spin-off remains subject to the satisfaction, or waiver by the Leoch Technology Board, of a number of conditions. We describe these benefits and certain other factors considered by Leoch Technology and the Leoch Technology Board, as well as conditions to the closing, in greater detail under “Item 4. Information on Leoch Technology—4.A. History and Development of Leoch Technology—The Spin-Off” and the Leoch Technology Circular, a copy of which is filed as Exhibit [15.4] to this registration statement.

Number of Leoch Energy Shares You Will Receive

You will receive one Leoch Energy share for every      Leoch Technology shares you hold or have acquired and do not sell or otherwise dispose of prior to the close of business on the Record Date.

Results of the Spin-Off

After the spin-off, we will be a standalone publicly traded company. Immediately following the spin-off, we expect to have approximately      Leoch Energy shares outstanding based on the number of issued Leoch Technology shares (excluding treasury shares held by Leoch Technology and its subsidiaries) as of     , 2025. The actual number of our shares that Leoch Technology will distribute in the spin-off will depend on the actual number of issued Leoch Technology shares, excluding treasury shares held by Leoch Technology and its subsidiaries, on the Record Date. The spin-off will not affect the number of outstanding Leoch Technology shares or any rights of holders of any outstanding Leoch Technology shares, although we expect the trading prices of Leoch Technology shares at market open on the trading day following the distribution date will be lower than the trading prices of Leoch Technology shares at market close on the distribution date, because the trading price of Leoch Technology shares will no longer reflect the value of the Leoch Energy Business.

On     , 2025, we entered into a Separation and Distribution Agreement with Leoch Technology related to the separation and distribution, and we intend to enter into several other agreements with Leoch Technology prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Leoch Technology after the spin-off. These agreements will govern the relationship between us and Leoch Technology up to and after completion of the spin-off and allocate between us and Leoch Technology various assets, liabilities, rights and obligations, including employee benefits, intellectual property, supply of designated products and tax-related assets and liabilities. We describe these arrangements in greater detail under “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Leoch Technology and Us.”

Listing and Trading of Leoch Energy Shares

As of the date of this Form 20-F, we are a wholly owned subsidiary of Leoch Technology. Accordingly, no public market for our shares currently exists. We intend to list our shares on the [NASDAQ] under the symbol “    .” We will use a specialist firm to make a market in our shares on the [NASDAQ] to facilitate sufficient liquidity and maintain an orderly market in our shares throughout normal [NASDAQ] trading hours. We anticipate that trading in our shares will begin on a “when-issued” basis approximately      trading days before the Record Date and will continue up to and through the distribution date and that “regular-way” trading in our shares will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our shares up to and through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our shares before, on or after the distribution date.

     will act as our U.S. share registrar and transfer agent.

Neither we nor Leoch Technology can assure you as to the trading price of Leoch Technology shares or of Leoch Energy shares after the spin-off, or as to whether the consolidated trading prices of our shares and the Leoch Technology shares after the spin-off will be less than, equal to or greater than the trading prices of Leoch Technology shares prior to the spin-off. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Spin-Off and Ownership of our Shares” for more detail.

Subject to any restrictions on the registration of shareholdings in our share register that may be included in our Constitution, the Leoch Energy shares distributed to Leoch Technology shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their Leoch Energy shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Conditions to the Spin-Off

We expect that the spin-off will be effective on the distribution date, provided that the following conditions shall have been satisfied or waived by Leoch Technology:

•

all corporate and other action necessary in order to execute, deliver and perform the Separation and Distribution Agreement and to consummate the transactions contemplated thereby by each of Leoch Technology and Leoch Energy having been obtained;

•

the SEC declaring this Form 20-F effective under the Exchange Act, and no stop order suspending the effectiveness of this Form 20-F being in effect and no proceedings for that purpose being pending before or threatened by the SEC;

•	copies of this Form 20-F, or notice of internet availability thereof, having been mailed to record holders of Leoch Technology shares as of the Record Date for the spin-off;

•	the actions necessary or appropriate under U.S. federal, U.S. state or other securities laws or blue sky laws (and comparable laws under foreign jurisdictions) having been taken or made;

•	the receipt of all necessary government approvals required to consummate the spin-off having been obtained;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off being in effect; and

•	our shares to be distributed to Leoch Technology shareholders having been accepted for listing on the [NASDAQ] (subject to official notice of issuance).

We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our shares and the SEC’s declaration of the effectiveness of this Form 20-F, in connection with the spin-off.

Questions and Answers

The following summary of questions and answers has been prepared to help you understand what the proposed spin-off and the proposed distribution involve. You should read the whole of this Form 20-F and Leoch Technology Circular filed as Exhibit [15.4] of this Form 20-F and not rely solely on the summary questions and answers set out below.

Q:	What is the proposed spin-off and the Distribution?

A:

The spin-off, if proceeded with, will result in the separate listing of Leoch Energy on [the NASDAQ] and the proposed distribution, if proceeded with, will result in the separation of Leoch Energy from Leoch Technology. The proposed distribution is aimed at providing Leoch Technology Shareholders with an assured entitlement to shares in Leoch Energy upon completion of the proposed spin-off by way of a distribution in specie, representing an arrangement determined by Leoch Technology having due regard to the interests of Leoch Technology Shareholders. Under the proposed distribution, Leoch Technology will distribute all of its shares in Leoch Energy to Leoch Technology Shareholders, which will occur substantially concurrently with the listing of Leoch Energy.

Q:	Will there be any ongoing relationship between Leoch Energy and Leoch Technology?

A:

Following the completion of the proposed spin-off and the proposed distribution, Leoch Energy will be demerged and deconsolidated from Leoch Technology and separately listed on [the NASDAQ], with Leoch Technology Shareholders (except for Non-Qualifying Company Shareholders) becoming direct shareholders of Leoch Energy. Leoch Technology will no longer hold shares in Leoch Energy.

Leoch Energy and Leoch Technology will each operate as independent and separately listed companies. It is currently expected that after the completion of the proposed spin-off, Leoch Energy will continue to have transactions with Leoch Technology, which will constitute continuing connected transactions of Leoch Technology as defined under the Hong Kong Listing Rules and related party transaction as defined under Item 7.B. of Form 20-F. Each of these continuing connected transactions will be conducted on an arm’s length basis and on normal commercial terms in the ordinary and usual course of business of each of Leoch Energy and Leoch Technology pursuant to the applicable laws and regulations. For further details, please refer to “Item 7.B.—Related Party Transactions”.

Q:	What is the expected timing of the proposed spin-off and the proposed distribution?

A:

It is expected that the proposed spin-off and the proposed distribution will be completed on or around    , 202    when the shares of Leoch Energy will commence trading on [the NASDAQ], and that the Record Date for determining the entitlement to the proposed distribution is set on    , 202   .

Q:	Can any Company Shareholders receive cash instead of shares of Leoch Energy as a result of the proposed spin-off and the proposed distribution?

A:	The Company does not intend to offer any cash alternative for the following reasons:

(a)

The Cash Alternative is not in line with the overall objective of the proposed spin-off. The overall objective of the proposed spin-off is to create a parallel listing structure of Leoch Technology and Leoch Energy, following which Leoch Technology will no longer hold any interest in Leoch Energy, and Leoch Energy will be fully demerged from Leoch Technology and separately listed on [the NASDAQ]. If the Cash Alternative were to be provided by Leoch Technology and for any Company Shareholder who elects the Cash Alternative, Leoch Energy shares that would have been distributed to such Company Shareholder will be retained by Leoch Technology. In the extreme case where all Company Shareholders take the Cash Alternative, Leoch Technology will need to continue to hold up to 100% of Leoch Energy shares, which does not achieve the overall objective of Leoch Technology to pursue the proposed spin-off; and

(b)

Providing the Cash Alternative would not be in the best interests of Leoch Technology and Leoch Technology Shareholders as a whole. If Leoch Technology were to offer the Cash Alternative in terms of the payment of a large amount of cash to Leoch Technology Shareholders, in view of the large number of the distribution shares and hence the significant amount of cash payment by Leoch Technology, Leoch Technology would either need to utilize a substantial amount of own cash resources and/or take on a substantial financial liability and burden to support such cash payment. This would not be beneficial to Leoch Technology Shareholders as a whole as this would limit the resources for future business operation and development of Leoch Technology.

Q:	What will happen to my Leoch Technology Shares following the proposed spin-off and the proposed distribution?

A:

The number of Leoch Technology Shares you hold will not change as a result of the proposed spin- off and the proposed distribution. Following the proposed spin-off and the proposed distribution, the Leoch Technology Shares will remain to be listed on the Stock Exchange of Hong Kong. The shares of Leoch Energy will be listed on [the NASDAQ].

Q:	What will be the price of Leoch Technology Shares and shares of Leoch Energy following the proposed spin-off and the proposed distribution?

A:

There is no certainty as to the price of the Leoch Technology Shares or the shares of Leoch Energy following the proposed spin-off and the proposed distribution. Such prices may be influenced by a large number of factors including but not limited to market sentiment and conditions, market valuations for peer companies, investor response and financial performance of Leoch Technology and Leoch Energy, respectively.

Q:	How can the shares of Leoch Energy be traded and settled?

A:

The shares of Leoch Energy will be traded on [the NASDAQ]. Investors wishing to trade shares that are admitted to trading on [the NASDAQ] usually instruct brokers or place their orders via a broker. The brokers then decide how best to execute the trade.

Qualifying Company Shareholders will need to engage a duly licensed broker to assist with trading shares of Leoch Energy on [the NASDAQ] and should note that their ability finalize a trade of shares of Leoch Energy would depend on their individual circumstances and satisfaction of “know your client” and any other internal procedures of the relevant broker.

Qualifying Company Shareholders who wish to engage with a duly licensed broker for opening a U.S. brokerage account for trading of shares of Leoch Energy should directly contact their licensed broker.

Reasons for Furnishing this Form 20-F

We are furnishing this Form 20-F solely to provide information to Leoch Technology shareholders who will receive our shares in the spin-off. You should not construe this Form 20-F as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Leoch Technology. We believe that the information contained in this Form 20-F is accurate as of the date set forth on the cover. Changes to the information contained in this Form 20-F may occur after that date, and neither we nor Leoch Technology undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

4.B. Business Overview

Our Mission

We strive to become a world-class energy management and power solution provider.

Overview

We are a global energy management and power solution company. We offer comprehensive energy management and power solutions including, Battery Management System (BMS), Energy Storage Systems (ESS) and a wide range of batteries for applications such as data centers (IDCs), telecommunication base station, automobiles and motorcycles, low-speed electric vehicle, as well as residential, industrial and commercial (I&C). Additionally, we have broadened our product portfolio by developing Energy Management System (EMS) and Remote Maintenance System (RMS) in our innovation center in Singapore. According to Asia Battery Association, we provide the most comprehensive offerings of more than 2,400 battery products encompassing network power battery, start, lighting and ignition battery (SLI battery) and motive power battery among all global battery manufacturers. We are currently a wholly-owned subsidiary of Hong Kong-listed company Leoch Technology. After the spin-off, we will operate as an independent company, delivering batteries and ESS, EMS and various power solutions to customers and distributors in the Global Markets. Meanwhile, Leoch Technology will continue to serve customers and distributors within Chinese Mainland, Hong Kong and Macau.

Our development has always been in line with market demand. The development of global artificial intelligence has promoted the development and construction of data centers, leading to an increase in the UPS market for data centers, additionally, the number of 5G base stations continues to increase, driving the growth of demand for network power supplies. According to Frost & Sullivan, from 2019 to 2023, the market size of lead-acid network power batteries increased from US$9.3 billion to US$10.9 billion, and is expected to reach US$12.7 billion by 2028, with a CAGR of 3.1% from 2023 to 2028. In recent years, lithium-ion batteries have experienced rapid growth and lithium Battery Energy Storage System (BESS) has become the fastest-growing segment. The global lithium BESS market surged from US$2.1 billion in 2019 to US$37.0 billion in 2023, reflecting a CAGR of 104.0%. Looking ahead, we expect the global lithium BESS market to maintain a robust growth trajectory in the long term. The global lithium BESS market is projected to maintain its rapid growth, reaching US$158.5 billion by 2028, with a CAGR of 33.8% from 2023 to 2028, according to Frost & Sullivan.

We are dedicated to improving our products by refining formulations, optimizing structural designs, advancing production techniques, and upgrading manufacturing equipment. Additionally, we work closely with our customers to develop tailored solutions that address their specific requirements. Our products are renowned for their superior quality and performance, making them challenging for competitors to reach. For instances,

•	we have enhanced the cycle life of our LDC motive power batteries by incorporating advanced deep-cycle AGM and GEL technologies, achieving a cycle life that is two times the IEC standard; and

•	for ESS, we are preparing to launch our UL and IEC-certified liquid-cooled ESS with a 5MWh capacity within a single 20-foot container, along with an all-in-one containerized ESS that integrates

PCS inverters within the same unit. Additionally, our I&C ESS has obtained IEC62619 certification, with optional features such as solar integration and an on/off-grid switch within the all-in-one cabinet design.

Our products’ outstanding performance not only meets customer needs but also earns their lasting trust, as we expand beyond batteries into energy and sustainability solutions for the present and future. We have cultivated a high-quality and diverse customer base, serving more than 2,600 customers as of June 30, 2024. With our extensive global sales network, our products reached 133 countries through 20 sales companies, with more than 300 dedicated sales and pre- and post-support employees. We are a trusted power solution provider serving world’s top IDC infrastructure solution providers, telecommunication operators and automobile original equipment manufacturers, as well as commercial, industrial, and city infrastructure clients and service providers. These industry leaders, particularly in IDC, telecommunications, and critical urban infrastructure, uphold stringent certification and cybersecurity compliance standards, creating high entry barriers for new suppliers—especially battery, ESS, and energy companies from China seeking to expand into international markets. Our established role as a long-term partner to these global organizations is a clear indication of the superior quality and reliability of our products and services. This, in turn, reinforces our customer relationships in the long term.

Our global manufacturing network consists of 6 state-of-the-art manufacturing facilities located in Vietnam, Malaysia, India and Mexico. Our manufacturing expertise is driven by a team of highly skilled professionals from the globe in key leadership roles, including managers and technical supports. With extensive industry experience, they bring deep technical knowledge and engineering excellence, leveraging top-tier technology to enhance our manufacturing capabilities and drive innovation. We have continuously invested in and refined our facilities and manufacturing techniques over time, enabling us to optimize our production process and deliver best-in-class products that meet our clients’ demands. Acknowledging our commitment to quality, a leading global automobile manufacturer has awarded us the Preferred Quality Status, while two of the global top energy solution companies have consistently awarded us as their best global battery supplier over the years, which are prestigious designations reserved for top-tier suppliers who excel in meeting a comprehensive set of quality and logistical standards. Additionally, we are deeply committed to ESG principles and sustainable growth, ensuring our innovations and operations contribute to a greener and more responsible future.

The following table sets forth our revenue in the periods indicated and based on the geographic locations of our customers and their percentage of total revenue.

	Year ended December 31,		Six months ended June 30,
	2023		2023		2024
	Revenue	%	Revenue	%	Revenue	%
	US$ in thousands, except percentage
Americas	295,460	42.5	113,157	38.3	180,991	45.5
Asia-Pacific (excluding Chinese Mainland, Hong Kong and Macau)	143,207	20.6	69,239	23.5	80,593	20.2
EMEA and others	256,317	36.9	112,836	38.2	136,647	34.3

TOTAL	694,984	100.0	295,232	100.0	398,231	100.0

Our Competitive Strength

We believe the following strengths of our business distinguish us from our competitors, enhance our leadership position in our industry and position us to capitalize on the expected continued growth in our market.

Global presence with comprehensive product offerings powered by extensive solution technology portfolio

We have a diverse range of power solution technologies, encompassing various types, specifications, and formats. Leveraging our extensive technology expertise, we provide comprehensive product line coverage and effectively address a broad spectrum of customer needs across different product applications:

•

Our network power batteries support both UPS AC power supply and telecom DC power supply systems, which are widely used in fields such as data centers, telecom operators, electric utility companies, transportation, and hospitals. We provide full range of lead-acid network power batteries of all size and lithium battery of small-to-large size. Our network power batteries, ranging in capacity from 0.8Ah to 3000Ah, have up to 12 years designed life. Our gel flat plate batteries use proprietary formulations, offering superior cycle performance.

•

SLI batteries mainly used in automobile and motorcycle. Our products comply with various standards, including Battery Council International (BCI) standard in the U.S., Japanese Industrial Standard (JIS), and German Industrial Standard (DIN), ranging in capacity from 17Ah-330Ah. Thanks to our stringent product standards and quality control, our products are used by a majority of automobile and motorcycle OEM companies. They feature outstanding Cold Cranking Amps (CCA) ranging from 215A to 1450A, ensuring reliable performance in extreme cold conditions. This significantly surpasses industry standards and outperforms most competitors. In the motorcycle SLI batteries category, our sales ranked 2nd in the Global Market in 2023, according to Frost & Sullivan.

•

Motive power batteries ranging in capacity from 13Ah-1550Ah primarily engaged in low-speed electric vehicles, including golf carts, cleaning and sweeping equipment, forklift, and aerial work platform vehicles. We are also expanding the application of our motive power batteries to include warehouse robots and small autonomous vehicles. Our products feature outstanding thermal management capabilities, enabling them to function effectively in various temperatures ranging up to from -45°C to +60°C. This superior resistance to extreme temperatures ensures that vehicles or machinery equipped with our batteries can operate reliably in almost any location and environment worldwide. Our products feature superior cold-start discharge capabilities, utilizing low internal resistance separators.

•

We are expanding our services into ESS sector, as we enhance our solution offerings beyond battery products to provide comprehensive energy solutions. We have enhanced our focus on energy storage sectors, including grid energy storage systems, industrial and commercial energy storage systems, and residential energy storage systems, while continuing to support our existing product offerings. Our Battery Energy Storage System, integrating BMS, EMS, and Power Conversion System (PCS), is designed for high efficiency, long-lasting power, and energy-saving performance; it also enables the integration of renewable energy sources such as solar and wind power. It ensures safety and stability, facilitates easy installation, offers strong adaptability, and features intelligent operation and maintenance. Currently, our Singapore innovation center has the capability to independently research and develop BMS and EMS.

Drawing on our extensive industry experience, we provide a one-stop solution with a wide array of options tailored to diverse application scenarios, while maintaining high product quality and performance. We are continuously expanding our range of battery models and venturing into new application areas.

Extensive global sales and distribution network with localized operations for in-depth customer service

Our global sales presence in 133 countries supported by 20 sales companies worldwide that provide local technical support, sales services, and warehousing, enables us to provide comprehensive support across the entire service cycle to our customers, from design and manufacturing to after-sales service. In the front-end market, we focus on developing products based on customer needs. Our extensive sales network, combined with technical team support, allows us to maintain close communication with customers and develop products that meet their expectations. In the aftermarket, we primarily sell ready-made products and leverage our strong sales capabilities to increase our share of clients’ purchases. Our robust sales and distribution network is complemented by local warehouses in 13 countries as of June 30, 2024. These warehouses are strategically located near our customers, facilitating efficient product transportation. To further enhance customer engagement, we are expanding our localized sales task force and network to provide close-knit sales and technical support, ensuring tailored solutions for regional markets. Our wide-reaching sales and marketing network also allows us to stay attuned to local market developments and increase local exposure, thereby growing our customer base. Additionally, establishing strong connections with local markets has helped us develop diverse and market-specific sales channels.

Strong and long-term relationship with industry leading customers to deliver power solutions tackling key challenges

We are highly recognized by renowned industry customers and have built long-term, stable partnerships. We collaborate with esteemed industry clients across all business areas, strengthening our relationships through high-quality products, attentive service, and reliable after-sales support. Our ability to seamlessly integrate power solutions, delivery capabilities, and product quality enables us to address critical customer pain points effectively.

We have established partnerships with top power suppliers in the IDC sector and our solutions are adopted by 7 of the top 10 global (ex-China) telecom operators according to Frost & Sullivan. Our client-focused sales and customer service teams have helped us deepen relationships with key customers, leading to an average partnership duration of over 10 years with our top 5 customers. With these strong relationships, our wallet share among major customers continues to grow, driven by increasing sales volume and product diversification. We remain committed to supporting our customers’ growth journeys by continuously addressing their pain points and evolving needs for product enhancements and new application areas. This approach fosters greater customer loyalty and expands our customer base.

Expanding global production capabilities for future growth

Since establishing a joint venture in Malaysia in 1999, we have continuously expanded our production bases and capacities to support our growing sales. As of June 30, 2024, we have six state-of-art factories across four countries worldwide, with a total of 26 production lines. We are also expanding our production capacities in the selected countries and regions. This strategic positioning enables us to effectively serve our customers worldwide. Our integrated global network enables efficient management of manufacturing and distribution, optimizing production in low-cost regions while mitigating the impact of geopolitical factors on production.

We employ a highly vertically integrated production process in our production sites that encompasses all major steps in battery manufacturing, from confection of lead alloy ingots to assembly of finished products. Leveraging our extensive experience, we have developed a best-practice production process, encompassing various aspects such as temperature control and sequential procedures. This integrated process and our best practices allow us to control the entire production process and implement stringent quality standards for our products to ensure superior quality and reliability. Our timely delivery has earned widespread recognition from customers, further reinforcing our reputation for reliability. Moreover, our ability to provide seamless production and logistics solutions enables us to effectively address our customers’ pain points, ensuring a smoother supply chain experience. Additionally, our production system, through machine learning on vast production data, precisely guides manufacturing, enhancing efficiency, reducing production costs, and increasing profitability. Our advanced production system enables highly automated, traceable, and digitalized manufacturing, laying the foundation for sustained growth.

Our Growth Strategy

We plan to implement the following strategies to pursue our continued growth:

Reinforcing our OE service leadership

We are a major player in the battery industry and remain committed to reinforcing our leadership in OE services through continuous product development, exceptional customer service, and strong client partnerships.

With a solid market foundation across network, SLI, and motive power sectors, we continue to expand our presence by providing high-quality, reliable power solutions. Our dedicated sales and customer service teams work closely with leading industry customers, maintaining ongoing engagement, conducting regular follow-ups, and identifying opportunities to address their evolving needs. By delivering integrated solutions that enhance efficiency, performance, and reliability, we strengthen customer relationships and drive sustained growth in our OE business.

Building on this momentum, we are broadening our presence in key application areas such as data centers and power solutions for electric vehicles. Our strong partnerships with global industry leaders position us to stay ahead of market shifts, ensuring we remain a trusted supplier for critical infrastructure applications.

Expanding aftermarket services through a strong distribution network

Recognizing the vast potential in aftermarket services, we are expanding our reach to more customers by leveraging our well-established distribution network. This approach allows us to tap into higher profit margins and quicker payment cycles while providing customers with reliable, high-performance battery solutions.

Our comprehensive product coverage, already adopted by OE customers, provides a strong foundation for expanding our presence in the replacement and service markets. By utilizing our global production network and robust distribution channels, we are increasing accessibility and expanding into new application areas, including data centers, telecom network batteries, ESS, smart grids, and industrial power systems, where demand for efficient and durable power solutions continues to grow.

A key advantage in our aftermarket expansion is our ability to deliver timely, high-quality power solutions that effectively address critical customer pain points. With products designed for extended cycle life, enhanced safety, and superior energy efficiency, we continue to strengthen our market position and drive long-term profitability.

By reinforcing our leadership in OE services while strategically scaling our aftermarket presence through our strong distribution network, we are well-positioned to capture new opportunities, ensuring sustained growth and a stronger market footprint across both segments.

Offering comprehensive power solutions with our strong technology portfolio

The demand for integrated ESS solutions is increasing rapidly, driven by the global energy transition trend and the rapid expansion of the energy management market, which is fueled by both technological advancements and evolving policy frameworks. As a global power solution provider with a strong technology portfolio and an innovation center in Singapore, we are well-positioned to capitalize on this trend and deliver value for our customers. We are committed to developing comprehensive software and hardware energy storage solutions, including battery cells, packs, BMS, ESS, IoT, EMS and RMS.

By integrating commercially available AI technologies, we aim to achieve intelligent applications in batteries, ESS, and EMS to enhance battery safety and extend battery lifespan. By collecting data throughout the battery’s lifecycle, our RMS allows remote battery status monitoring, fault diagnosis, and maintenance, as well as remote upgrades, thereby improving battery and equipment management efficiency and reducing manual maintenance costs.

Additionally, we leverage extensive IoT data to facilitate predictive system maintenance, reduce failures, and enhance system reliability. These models assist EMS in intelligent battery charge and discharge decisions, supporting the coordinated management of ESS energy storage systems and renewable energy sources such as solar, wind, charging stations, and electric vehicles. This optimization improves clean energy utilization, forecasts grid loads, and dynamically adjusts electricity pricing while enabling intelligent energy trading, including, among others, price arbitrage, peak shaving and valley filling, dynamic capacity expansion, demand response, and virtual power plants.

As the energy management landscape shifts toward digitalization and distributed energy systems, we aim to fully tap into regional and industry-specific energy demands, ensuring our solutions align with decentralized power generation and storage needs. Additionally, we plan to focus on reducing energy consumption and improving energy efficiency by leveraging predictive maintenance and optimizing energy usage. Our EMS systems will also support integration with advanced factories, data centers, and telecommunications base stations. Furthermore, we aim to enhance remote software update capabilities, introduce paid software upgrade packages to generate new revenue streams, and ensure efficient energy transmission and system integration through mainstream PCS. Ultimately, our goal is to reduce energy costs, maintenance costs and greenhouse gas emissions.

Continuing to invest in R&D efforts

We firmly believe that our dedicated research and development efforts are pivotal in maintaining our competitive edge. Currently, we have an R&D center in Singapore primarily focused on the development of BMS and EMS systems, specifically aiming at high-voltage/ low-voltage energy storage and UPS active balancing BMS, EMS cloud-based remote monitoring and software updates, predictive maintenance, as well as other applications of intelligent algorithms in BMS and EMS. We plan to establish an R&D center in the U.S. in the near to medium term to better support our local production efforts and remain at the forefront of industry innovation. We therefore plan to continually expand our research and development team, upgrade our research facilities, and deepen our collaboration with reputable research and academic institutions. For instance, we collaborate with the National University of Singapore and Nanyang Technological University on the research of implementation of predictive maintenance for intelligent UPS batteries using hybrid digital twin technology based on both physical and data-driven models and with Harvard University on lithium battery recycling research. Building upon our rich manufacturing know-how, we are committed to the ongoing product development via formulation, structural design enhancements, and launching new battery solutions such as sodium batteries and solid-state lithium battery. As these new solutions reach industrial-scale production, they are expected to drive the future growth of our business.

Expanding global production footprint to support future growth

We are committed to optimizing our production processes and enhancing efficiency while maintaining advanced manufacturing techniques. By continuously identifying opportunities for reengineering, automation, and process consolidation, we aim to improve efficiency and reduce costs within our local facilities. Our efforts include upgrading information technology systems to streamline operations and optimize supply chains, lowering direct material costs, and increasing the level of digitalization in our facilities to further enhance production efficiency.

To better serve our key markets, we plan to strengthen our manufacturing footprint by expanding production bases in strategically selected locations. These locations will be chosen based on multiple factors, including product cost efficiencies, supply chain optimization, and proximity to customers. Our expansion efforts include increasing capacity within existing facilities and establishing new production sites.

By prioritizing localized production and supply chain integration, we aim to enhance responsiveness to market demand, reduce logistical complexities, and ensure cost-efficient, high-quality manufacturing. We expect to double our current production capacity by the end of 2026.

Overview of Our Industry

The global lead-acid battery industry is well-established and highly mature. Between 2019 and 2023, the market experienced steady growth, increasing from US$43.6 billion to US$49.5 billion, with a CAGR of 3.2%. Lead-acid batteries offer distinct advantages, such as stability, safety, and a wide operating temperature range, making them highly competitive in applications like data centers, communication base stations, and automotive start-stop systems. Given their cost-effectiveness and consistent demand from these downstream industries, the lead-acid battery market is expected to remain stable growth. With the ongoing expansion of key sectors such as data centers, telecommunications, automotive, and energy storage, the global lead-acid battery market is forecast to reach US$59 billion by 2028, representing a CAGR of 3.6% from 2023 to 2028.

In recent years, lithium-ion batteries have experienced rapid growth, driven by their superior characteristics such as high energy density and long cycle life. These batteries have achieved widespread commercial applications across various sectors, with the lithium Battery Energy Storage System (BESS) market emerging as the fastest-growing segment. Amid the global energy transition, the global lithium BESS market surged from USD 2.1 billion in 2019 to US$37.0 billion in 2023, reflecting a CAGR of 104.0%. During this period, the grid BESS segment grew at a CAGR of 91.4%, the commercial and industrial BESS segment at 169.7%, and the residential BESS segment at 107.9%. Looking ahead, we expect the global lithium BESS market to maintain a robust growth trajectory in the long term. This expansion will be fueled by the increasing adoption of variable renewable energy sources like solar and wind, supportive policies and subsidies, and the on-going improvement in economic viability. The global lithium BESS market is projected to maintain its rapid growth, reaching US$158.5 billion by 2028, with a CAGR of 33.8% from 2023 to 2028.

Overview of Rechargeable Battery Market

Rechargeable batteries, also known as secondary batteries, address the issues of energy storage and on-demand release. With the increasing demand for power supply in various sectors such as transportation, backup power for devices, and mobile power scenarios, as well as the growing complexity of power sources and grid structures, the application of rechargeable battery industry has witnessed significant advancements in recent years. In 2023, rechargeable batteries accounted for more than 80% of global battery industry’s total sales revenue, which was more than US$150 billion.

Today, the main technological pathways for rechargeable batteries include lead-acid batteries, lithium batteries, sodium-ion batteries, and nickel-cadmium batteries. Among these, lead-acid and lithium batteries dominate the market, together accounting for more than 95% of the total market share in terms of sales revenue in 2023.

Source: Frost & Sullivan Report

Overview of Lead-Acid Battery Market

A lead-acid battery is a rechargeable battery that uses lead and sulphuric acid to function. The lead is submerged into the sulphuric acid to allow a controlled chemical reaction. In terms of battery’s construction, lead-acid batteries can be divided into two main categories, including flooded (or wet) lead-acid batteries and maintenance free sealed lead-acid batteries (SLA).

Flooded lead-acid batteries are the most commonly found lead-acid battery type and are widely used in the automotive industry. They provide the most cost-effective solution, as the least cost per amp hour, of any lead-acid battery type. SLA batteries are available in a few different formats. Their principal manufacturing process, including number of plates and plate thickness determines its designated end user application. SLA batteries tend not to sulphate or degrade as easily as flooded lead-acid batteries and are regarded the safest lead-acid battery to use. Two main versions of SLA batteries are AGM (absorbed glass matt) batteries and GEL batteries.

Lead-acid batteries have extensive downstream applications and are currently classified into three primary sectors: Network power batteries, SLI (Starting, Lighting, and Ignition) batteries, and Motive Power batteries.

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Network Power Batteries. Lead-acid batteries can be used as network power batteries in telecom base stations, data centers, energy storage systems, power facilities, national defense and military industries, among others, and can provide emergency power supply for equipment when the main power fails.

•	SLI Batteries. Lead-acid batteries can be used as SLI batteries, mainly for starting vehicles such as cars, motorcycles and ships, providing instantaneous large current to drive the starter.

•

Motive Batteries. Lead-acid batteries can be used as motive batteries, mainly in low-speed electric vehicles such as electric bicycles, electric motorcycles, electric tricycles and golf carts, to provide continuous power to drive the vehicle.

Market Prospects of Lead-acid Battery Industry

The global lead-acid battery industry is highly mature and steadily growing, expanding from US$43.6 billion in 2019 to US$49.5 billion in 2023 at a CAGR of 3.2%. Known for stability, safety, and cost-effectiveness, lead-acid batteries remain essential in data centers, communication base stations, and automotive applications. With continued demand from these sectors, the market is projected to reach US$59 billion by 2028, at a CAGR of 3.6%.

Total Revenue of Lead-Acid Battery Market (by application), Global, 2019-2028E

USD Billion
60
45
30
15
0
43.6
41.7
44.0
45.8
49.5
51.2
53.0
54.9
56.7
59.0
2019
2020
2021
2022
2023
2024E
2025E
2026E
2027E
2028E

	2019	2020	2021	2022	2023	2024E	2025E	2026E	2027E	2028E	CAGR (19-23)	CAGR (23-28E)
Network Power Batteries	9.3	8.9	9.4	10.4	10.9	11.2	11.6	11.9	12.2	12.7	3.9%	3.1%
SLI Batteries	21.5	21.3	22.0	21.7	24.2	25.3	26.4	27.5	28.7	30.1	3.0%	4.4%
Motive Batteries	12.8	11.5	12.6	13.7	14.3	14.7	15.1	15.4	15.8	16.2	2.9%	2.5%
Total	**43.6**	**41.7**	**44.0**	**45.8**	**49.5**	**51.2**	**53.0**	**54.9**	**56.7**	**59.0**	**3.2%**	**3.6%**

Source: Frost & Sullivan Report

In terms of sales channels, the global lead-acid battery market can be divided into the pre-installation market and aftermarket. The development trend of the pre-installation market is closely related to the incremental sales of downstream application of lead-acid batteries, while the aftermarket is affected by the demand from the downstream application stock market. The aftermarket for lead-acid batteries surpasses the pre-installation market, accounting for over 68% of the total market share. From 2023 to 2028, the aftermarket is projected to grow at a CAGR of 3.8%, outpacing the pre-installation market, which is expected to grow at a CAGR of 3.1%.

Network power Batteries. With the development of the telecom industry, the number of 5G base stations continues to increase, driving the growth of demand for network power supplies for telecom base stations. As a network power battery with high economy and safety, the market size of lead-acid batteries continues to grow with the development of the telecom industry. In addition, with the explosive development of global artificial intelligence, the demand for computing power has skyrocketed, and the construction of global data centers also developed rapidly. As an indispensable uninterruptible power supply for data centers, the application market size of lead-acid batteries will also continue to increase. From 2019 to 2023, the market size of lead-acid network power batteries increased from US$9.3 billion to US$10.9 billion, and is expected to reach US$12.7 billion by 2028, with a CAGR of 3.1% from 2023 to 2028.

Total Revenue of Network Power Battery Market (by application), Global, 2019-2028E

USD Billion
14
7
0
9.3
8.9
9.4
10.4
10.9
11.2
11.6
11.9
12.2
12.7

	2019	2020	2021	2022	2023	2024E	2025E	2026E	2027E	2028E	CAGR (19-23)	CAGR (23-28E)
Telecom	3.1	3.0	3.2	3.5	3.7	3.8	4.0	4.2	4.3	4.4	4.2%	3.6%
Data Center	1.2	1.2	1.2	1.4	1.4	1.5	1.5	1.6	1.6	1.8	4.1%	4.4%
Utilities	2.6	2.4	2.5	2.6	2.6	2.7	2.8	2.9	2.9	2.9	0.3%	2.1%
National Defense	0.5	0.4	0.5	0.5	0.6	0.6	0.6	0.6	0.6	0.6	3.1%	1.8%
Others	1.9	1.8	2.0	2.4	2.5	2.6	2.6	2.7	2.8	2.9	7.9%	3.0%
Total	**9.3**	**8.9**	**9.4**	**10.4**	**10.9**	**11.2**	**11.6**	**11.9**	**12.2**	**12.7**	**3.9%**	**3.1%**

Source: Frost & Sullivan Report

SLI Battery. With the stable development of the automobile industry, particularly the rapid growth in sales of new energy vehicles, the demand for SLI batteries has steadily increased, driving the continuous expansion of the lead-acid battery market. Additionally, the ongoing improvement in automobile penetration is expanding the aftermarket for SLI batteries, serving as a crucial driving force for the SLI battery market. Furthermore, the development of markets such as motorcycles, ships, and rail transit continues to propel the market growth of SLI batteries. From 2019 to 2023, the market size of lead-acid SLI batteries grew from US$21.5 billion to US$24.2 billion, and is expected to reach US$30.1 billion by 2028, with a CAGR of 4.4% from 2023 to 2028.

Motive Batteries. As common means of transportation in daily life, low-speed vehicles such as electric two-wheelers and three-wheelers have continued to increase in annual sales, driving the growth of the lead-acid battery market. Despite facing competitive pressure from lithium-ion batteries, lead-acid batteries still occupy a major market share in the battery market due to their cost advantages and stable performance. While lithium-ion batteries are gaining ground, the dynamics of the market are expected to evolve gradually, with both technologies continuing to play important roles for the time being. From 2019 to 2023, the market size of lead-acid motive batteries grew from US$12.8 billion to US$14.3 billion, and is expected to reach US$16.2 billion by 2028, with a CAGR of 2.5% from 2023 to 2028.

Entry Barriers of Lead-acid Battery Industry

Sales Channels Barrier. In the lead-acid battery industry, securing customer relationships involves a lengthy process, including potential client identification, technical consultations, product development, and prototype testing. Many downstream customers implement stringent supplier certification mechanisms, where only those who pass rigorous qualification standards are added to the approved supplier list. Given the critical applications of lead-acid batteries, established suppliers enjoy high customer loyalty, making user retention exceptionally strong. Additionally, developing comprehensive sales channels requires significant time, investment, and expertise, further reinforcing the customer relationship barrier. These factors make it challenging for newer or smaller entrants to penetrate the market and compete effectively.

Technology Barrier. The industry is moving towards innovations in multiple dimensions, such as enhancing battery performance, increasing safety, optimizing environmentally friendly production, innovations in production processes and equipment, as well as improvements in formulation and structural design. A strong team of R&D professionals is also required to realize such technological capabilities. Additionally, the deep industry-specific expertise, accumulated through years of specialized experience and proprietary knowledge, will further reinforce the technological entry barriers. Requirements are becoming increasingly strict as many downstream applications, such as data centers and telecom, are undergoing drastic changes. Such characteristics of the industry would create substantial technological entry barriers.

Environmental Regulations Barrier. Since lead-acid batteries contain the heavy metal lead, their production and recycling processes have potential environmental impacts. Therefore, new entrants must strictly comply with environmental regulations, invest in pollution prevention and control facilities, and ensure that the production process is environmentally friendly.

Brand Reputation. The downstream applications of lead-acid batteries, encompassing essential sectors such as telecommunications base stations, data centers, and power systems, necessitate exceptionally high standards of battery quality. Consumers place significant emphasis on factors such as product reliability, low return rates, and robust safety ratings, all of which contribute to the establishment of brand reputation. The cultivation of a strong brand reputation is a long-term endeavor, requiring sustained excellence and ongoing commitment, thereby creating a formidable brand barrier within the industry.

Supply Chain Barrier. As raw materials costs account for the majority of the total costs of lead-acid battery, securing stable, low-cost, and high-quality raw materials is one of the key competitiveness for manufacturers. For newcomers, they face a high barrier in supply chain management as they are not as established and connected as major incumbents especially in terms of scale and reputation, and therefore tend to have less bargaining power when negotiating with suppliers.

Capital Investment Barrier. The production of lead-acid batteries necessitates considerable capital investment in fixed assets, including the development of production lines and warehousing infrastructure, among others. To maintain product competitiveness, it is necessary to continuously update equipment and technology, which puts newcomers under financial pressure. The research and development of lead-acid batteries require substantial and ongoing capital investment, which is typically manageable only by large-scale industry participants.

Economies of Scale Barrier. The lead-acid battery industry has significant scale barrier, as its production has the characteristics of economies of scale. Companies with large production scale and abundant capital have considerable scale advantages in raw materials procurement and production operations.

Competitive Landscape of Lead-acid Battery Industry

The global lead-acid battery industry is relatively concentrated, with a CR10 of approximately 60%. In terms of sales revenue for 2023, major first-tier companies with sales revenue exceeding US$1.0 billion include

Clarios, Tianneng, Chaowei, GS Yuasa, Exide Technologies, EnerSys, and Leoch International Technology Limited. With more than 2,200 models of network power batteries, SLI batteries and motive power batteries, and battery products ranging in capacity from 0.8Ah to 3,000Ah, we offer the widest lines of batteries among all global battery manufacturers.

In 2023, our sales in the lead-acid battery market, comprising primarily the network power battery segment, SLI batteries for motorcycles, and motive power applications, totaled US$695.0 million, ranking us seventh globally among manufacturers. Specifically, our sales in the lead-acid network power battery market reached US$411.3 million, ranking us fifth globally. In the lead-acid SLI battery for motorcycles market, our sales amounted to US$132.0 million, ranking us second globally.

Growth Drivers and Future Trends of Lead-acid Battery Industry

The major factors driving the growth of lead-acid battery market that may affect the landscape of lead-acid battery industry are as follows:

High Safety and Irreplaceability: As a highly mature battery product, lead-acid batteries boast excellent safety, stability, and temperature adaptability. They will not catch fire or explode even under very high operating temperatures, making them hard to replace in their main application fields. In the field of network batteries, the requirements for stability and safety are extremely high in data centers, while telecom network batteries need to be highly stable and able to adapt to a broad range of operating temperatures. In these areas, lead-acid batteries hold an irreplaceable competitive advantage and will remain the mainstream choice for network batteries in data centers and telecom industry for a long time. In the SLI battery market, lead-acid batteries can provide instantaneous current output and low-temperature performance that lithium batteries struggle to match, securing an unshakeable position in the automotive SLI battery market.

Continuous Growth of Downstream Industries. The global market demand for lead-acid batteries is driven by the continuous growth of major downstream industries. For example, the global sales volume of automobiles was approximately 96.5 million in 2023 and is expected to increase to 110.7 million in 2028, laying a solid foundation for the development of SLI batteries. With the rapid development of next-generation information technologies including artificial intelligence, cloud computing, and 5G, data centers and communication base stations are growing quickly. The incremental number of communication base station will increase from 2.5 million in 2023 to 3.6 million in 2028 and the incremental number of data center racks is expected to grow from 7.8 million in 2023 to 24.6 million in 2028 globally, which will continuously increase the demand for stable electricity supply, which will significantly drive the demand for network batteries in data centers and telecom industry.

Product Innovation and Technological Upgrade. To meet the diverse market demands emerging worldwide, as well as to counter the intense competition brought about by the rapid development of lithium batteries, the main participants in the lead-acid battery market need to engage in product innovation and technological upgrade to solidify their market share. Through research and innovation in material formulations and production processes, lead-acid batteries are expected to further enhance their energy density, cycle life, and rapid charging capabilities, while reducing overall usage costs. Some lead-acid batteries with innovative structures may find opportunities to expand into new application fields. For example, lead-carbon batteries are expected to further open up the use of lead-acid batteries in large-scale energy storage systems. At the same time, manufacturers are actively providing customized solutions tailored to the specific needs of different customers to meet the constantly changing market demands.

Environmental Sustainability and Recyclability. Lead-acid batteries are recognized for their high safety, excellent recyclability, and a significant proportion of sustainably reusable materials. The well-established recycling processes for lead-acid batteries allow for the efficient recovery and reuse of key materials, such as lead, significantly reducing environmental impact. Compared to lead-acid batteries, other types of batteries, such as lithium-ion batteries, have yet to establish an equally robust recycling system. Companies with extensive recycling experience are well-positioned to capitalize on this by integrating recycling operations into their business models, further promoting sustainability. This not only supports a circular economy but also enables these companies to reuse critical materials, thereby enhancing their operational efficiency and competitiveness in the market.

Overview of Lithium BESS Market

In recent years, lithium-ion batteries have experienced rapid growth due to their superior characteristics such as high energy density and extensive cycle life. Lithium-ion batteries have achieved mature commercial applications across various fields. Among these, lithium BESS market has emerged as the fastest-growing downstream segment.

Lithium battery energy storage offers several advantages: it is not constrained by geographical conditions, has high specific energy, and can be flexibly utilized in various scenarios for power storage needs. It is currently a key focus in the development of global energy storage technology and is considered a mainstream solution within electrochemical energy storage. The lithium BESS market can be further classified based on its applications into grid BESS, commercial and industrial BESS, and residential BESS.

•

Grid ESS. Mainly refers to the BESS products used in power generation, power transmission and distribution, for renewable energy grid connection and power auxiliary services. Grid ESS enhances the stability of renewable energy power generation, reduces curtailment of wind and solar power, and responds quickly to grid frequency modulation, peak load regulation, and the adjustment capabilities of thermal power.

•

Commercial and Industrial BESS. Primarily used by commercial and industrial customers to utilize the price gap of electricity between peak and valley hours and adoption of distributed power generation systems, such as distributed photovoltaic, in order to reduce the energy cost or increase revenue from supply power to the grid.

•

Residential BESS. Mainly used by household customers to utilize the price gap of electricity between peak and valley hours and adoption of distributed power generation systems, in order to reduce the energy cost or increase revenue from supply power to the grid, usually with a small-capacity ESS.

Lithum BESS is mainly composed of ESS battery (in the form of module), battery management system (“BMS”), energy management system (“EMS”), and power conversion system (“PCS”).

Source: Frost & Sullivan Report

Market Prospects of Lithium BESS Market

In recent years, lithium-ion batteries have experienced rapid growth due to their superior characteristics such as high energy density and extensive cycle life. Lithium-ion batteries have achieved mature commercial applications across various fields. Among these, lithium BESS market has emerged as the fastest-growing downstream segment.

Globally, under the momentum of “dual carbon” targets, the importance of renewable energy sources, such as photovoltaic (PV) and wind energy, is steadily increasing, with their share in the energy mix on the rise. To mitigate the intermittent and unstable nature of renewable energy and its impact on the power grid, the development of utility-scale energy storage systems is imperative. Lithium BESS are widely regarded as the most promising solution in this context.

Moreover, user-end lithium BESS are also experiencing rapid growth. For instance, with the rising costs of centralized power supply, particularly in developed markets like Europe and the United States, residential distributed generation systems combining PV and energy storage are accelerating in adoption. Furthermore, with the groundbreaking advancements in artificial intelligence technology, the global demand for computing power is surging, leading to a significant expansion in data center construction. These data centers have substantial electricity demands, making energy consumption their largest operational cost. Lithium BESS can effectively reduce the power costs of data centers by leveraging peak-valley electricity price differences and integrating PV and wind energy solutions.

Against the backdrop of the global energy transition, the global lithium BESS market experienced rapid growth, increasing from US$2.1 billion in 2019 to US$37.0 billion in 2023, with a CAGR of 104.0%. During this period, grid BESS market grew by 91.4%, commercial and industrial BESS grew by 169.7%, and residential BESS grew by 107.9%. Looking ahead, we expect the global lithium BESS market to maintain a robust growth trajectory in the long term. Future growth will be driven by the increasing share of variable renewable energy sources such as solar and wind, supportive policies and subsidies, and the gradual improvement in economic viability. The global lithium BESS market is projected to maintain its rapid growth, reaching US$158.5 billion by 2028, with a CAGR of 33.8% from 2023 to 2028.

Source: Frost & Sullivan Report

Entry Barriers of Lithium BESS Market

The lithium BESS industry is characterized by a number of entry barriers that make it difficult for new market entrants to establish a competitive position. The major entry barriers of the lithium BESS industry are as follows:

Talent Barrier. The lithium BESS industry is characterized by its high demand for skilled talent. Firms in this domain need diverse research and development professionals alongside production staff who bring a wealth of technical knowledge and industry-specific experience. The nurturing of these specialists involves significant investment in both time and capital. Consequently, companies that have cultivated a team of seasoned core technical staff hold a substantial competitive advantage over newer market players.

Technology Barrier. Lithium BESS technology presents significant technical barriers, rooted in its complex electrochemical processes and multidisciplinary nature. The production of lithium-ion batteries requires extensive expertise, particularly in material selection and process control, which are developed over years. As the industry advances toward safer and longer-lasting batteries, these barriers continue to rise. Moreover, the BMS and EMS, both critical components of energy storage systems, involve advanced technologies that further heighten these barriers. This makes it challenging for new entrants to compete with established companies that have mastered these essential technologies.

Sales Channels Barrier. In the lithium BESS market, effective market penetration depends not only on the quality of the product but also on the breadth and depth of customer coverage, especially in Europe, North America, and APAC, where major market demand for lithium BESS are from. Strong sales channels facilitate direct customer engagement, build enduring relationships, and provide continuous service, all of which are crucial for maintaining high customer retention. Establishing such comprehensive and widely distributed networks requires substantial investment and long-term strategic planning, creating a significant barrier for smaller or newer entrants who often lack the necessary resources and experience to establish effective sales channels.

Brand Reputation Barrier. In the lithium BESS market, the long operational lifespan of energy storage systems necessitates high stability and durability. This makes the product’s reputation and the brand’s reliability crucial factors. Consumers favor brands known for quality and long-term performance, especially in the European market. Building such a reputation requires extensive time and sustained effort, creating a significant barrier for new entrants who may find it challenging to gain consumer trust in this competitive environment.

Capital Investment Barrier. The lithium BESS industry requires significant fixed asset investment and benefits from economies of scale. Research and development of lithium BESS requires constant and large amount of capital. Therefore, strong financial resources are a significant barrier to entry in this industry.

Economies of Scale Barrier. The lithium BESS industry has significant scale barrier, as its production has the characteristics of economies of scale. Companies with large production scale and abundant capital have considerable scale advantages in raw materials procurement and production operations. Additionally, customer typically make bulk purchases, which makes it difficult for manufacturers with small production scales to gain customer recognition and meet customer demands.

Growth Drivers and Future Trends of Lithium BESS Market

The major factors driving the growth of lithium BESS market and the emerging trends that may affect the landscape of lithium BESS industry are as follows:

Increasing Share of Renewable Energy. The global energy system is increasingly shifting towards decarbonization, with clean energy sources like wind and solar gradually replacing fossil fuels as the dominant forms of natural energy. However, renewable energy generation, being dependent on natural conditions, is characterized by inherent intermittency and volatility. As its proportion in the energy mix grows, it poses significant challenges to grid safety and stability. Additionally, the unpredictable nature of renewable energy often leads to discrepancies between generation and demand, exacerbating energy absorption challenges. The integration of energy storage systems offers a critical solution by buffering renewable energy’s entry into the grid, thereby mitigating fluctuations in wind and solar output and improving energy dispatch efficiency. This, in turn, facilitates more flexible and reliable grid integration and utilization of renewable energy. In the long term, as the penetration of clean energy deepens, the demand for energy storage systems is anticipated to grow steadily.

Continuous Improvement in Performance and Safety. Lithium BESS are at the forefront of the energy industry’s shift towards greater integration and intelligence. As these systems evolve to meet increasingly complex application demands, driven by trends towards higher capacity and efficiency, the growing number of battery packs complicates energy management. This challenge is being addressed through the deep integration of advanced BMS and EMS, which combine specialized hardware with sophisticated algorithms for precise charge and discharge management, significantly improving system longevity and efficiency. Additionally, the increasing focus on safety and maintainability has led to the development of intelligent software for fault detection and autonomous maintenance. This seamless fusion of hardware and software, coupled with the push towards smarter, more autonomous systems, positions lithium BESS as a crucial player in the future energy landscape.

Favorable Government Policies. In alignment with the global “carbon-neutral” goals, governments in major economies have introduced a range of policies to promote the development of renewable energy and ESS projects. A regulatory trend is emerging where power generation projects, particularly those involving renewable energy, are required to include corresponding ESS. Additionally, policies now allow energy storage systems to participate in the electricity market as independent entities, thereby expanding potential revenue streams for these systems. Such favorable policies are expected to continue driving the installation of energy storage projects and the expansion of the lithium BESS market.

Continuous Cost Reduction in lithium BESS System. During the past few years, with the advancement in manufacturing technology, expansion of production scale, and the standardization of products, the cost and price of Lithium BESS have witnessed a decreasing trend. As more market players accumulate experience in R&D and improve the production efficiency, the production cost and other indirect expenses of Lithium BESS are expected to further decrease, which will further foster the scalable commercialization of lithium BESS.

Our Product Solutions

We provide more than 2,400 standard and customized lead-acid and lithium battery products, with battery capacity ranging from 0.8 Ah to 3,000 Ah. These products cater to a wide array of applications and serve various industries. Our battery portfolio encompasses network power batteries, SLI batteries, and motive power batteries, available in diverse types, specifications, and forms. We are expanding our services to include comprehensive energy storage solutions, especially in the rapidly growing Energy Storage System (ESS) sector.

Network Power Batteries

Network power batteries, which generate a substantial portion of our revenue, provide backup or standby power for critical facilities and electrical equipment during primary power source outages. Our DJM medium density and DJW small density series are among our most popular products. Featuring valve-regulated lead-acid (VRLA) maintenance-free technology, our batteries are designed with special venting and sealing structures for safe and reliable use. Made with Pb-Ca alloy, they offer attributes such as long float life, flexible installation, and easy maintenance.

Our best-selling products are network power batteries mainly used in UPS and telecom system. These UPS and telecom batteries provide power during primary external AC and DC power source outages, enabling the orderly shutdown of computer equipment to protect against data loss or ensuring the continued operation of equipment until emergency generators can take over.

The main industries in which our network power batteries are used and their various applications include the following:

•

Data center and telecommunications. Our network power batteries provide reliable power to IDC data centers, central telephone exchanges, cellular infrastructure, and other wireless and wireline systems operated by major telephone and internet backbone providers. Designed for telecommunications applications, they ensure high reliability and extended operation. Additionally, our batteries are used for float charging backup in communication systems, power plants, data centers, emergency lighting, and security fields, as well as for energy storage and cyclic use in new energy system.

•

Other consumer and industrial products. Our network power batteries are widely used in various consumer electronics and industrial products. Our customers encompass manufacturers and end-users in several sectors, including:

•	Corporate and residential alarm systems, emergency lighting, toys, jump-starters, test equipment, recreational vehicles, and medical devices.

•	Switchgear and electrical control systems, particularly in standby power systems to ensure the operability of electric utility generation, transmission, and distribution systems.

SLI Batteries

Our SLI batteries, primarily used in automobiles and motorcycles, include Absorbent Glass Mat (AGM) batteries, Enhanced Flooded Batteries (EFB), and conventional flooded batteries. SLI batteries are primarily used to provide the substantial electricity required for starting motor vehicles, including passenger cars, commercial vehicles, motorcycles, ships, and boats. These batteries are also utilized in various other applications such as lawn mowers, water scooters, and ATVs. Our SLI batteries cater to a wide range of applications, covering passenger and commercial vehicles, new energy vehicles, ships, and specialized vehicles like motorcycles and ATVs. In the motorcycle SLI batteries category, we were ranked 2nd in the Global Market by sales volume in 2023, according to Frost & Sullivan.

Our SLI batteries offer several notable features, such as high cold cranking amps (CCA) and cost-effectiveness, and they come in a complete range of specifications and varieties. They provide long start-stop life, excellent deep discharge cycle life and high performance with low water loss, ensuring durability even in high-temperature conditions. Additionally, they offer exceptional vibration resistance and come factory-charged for user convenience.

Motive Power Batteries

Our motive power batteries include LDC, DT and PzS/PzB series. The LDC series is geared towards applications such as golf carts and cleaning and sweeping equipment, while the DT series is aimed at aerial work platform vehicles and tourist buses. The PzS/PzB series are mainly used in electric forklifts, tow tractors, pallet trucks, and underground transportation. Our motive power batteries meet the higher requirements of the global market for product capacity and energy density and feature high capacity, high energy density, long cycle life, and deep cycling performance.

Our motive power batteries include:

•

LDC Deep Cycle Series Batteries. Suitable for various electric vehicles such as electric tricycles, two-wheelers, golf carts, tourist buses, cleaning and sweeping equipment, and aerial work platforms. These batteries feature deep cycle AGM technology with grids and active materials made from lead exceeding 99.99% purity. They are designed with heavy-duty grids for deep cycling, are maintenance-free, leak-proof, valve-regulated, and equipped with dual separator paper for a long cycle life, high energy density, excellent vibration resistance, low self-discharge, and long shelf life.

•

DT Series Batteries. Primarily used in golf carts, sightseeing vehicles, and cleaning equipment. These batteries have excellent deep discharge performance, use lead-antimony alloy to extend cycle life, special separator materials to reduce water loss, and an automatic water replenishment system to improve efficiency and reduce the difficulty for end-users. Our DT series is characterized as a flooded battery with features including resistance to overcharging, vibration, and extreme temperatures, high safety and reliability, and long service life, although it requires regular maintenance.

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PzS/PzB Forklift Batteries. Mainly used in electric forklifts, tow tractors, pallet trucks, and underground transportation, commonly found in airports, stations, ports, and industrial and mining enterprises. Our PzS/PzB forklift batteries use cast grid technology and tubular positive plates to extend battery life. They feature tight connections to eliminate terminal leakage risks and come with complete accessories for versatile configuration to meet different customer needs.

Energy Storage System (ESS)

We launched our ESS offering since 2019. Our ESS offerings primarily focus on the Titan series and home ESS, targeting small to medium-sized storage applications, including residential and commercial energy storage. These products feature small capacity, high-rate discharge, integrated AC/DC modularity, support for parallel operation, and seamless photovoltaic integration. The thermal management technology for these products remains air cooling.

To further enhance reliability and sustainability in demand-side C&I and infrastructure markets, we are developing Leoch AI & IoT software with a focus on battery management, C&I energy optimization, and carbon management. By integrating battery and ESS solutions with IoT, AI, and Microgrid technologies, we aim to create a comprehensive EMS solution that optimizes energy consumption, improves system efficiency, and enhances overall energy resilience for businesses and infrastructure applications.

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The Titan Series Outdoor Cabinet ESS is designed for domestic use, targeting commercial and industrial energy storage applications. It is suitable for integrated solar storage, microgrids, and off-grid backup power scenarios. This system features a modular design that integrates both AC and DC systems, supporting parallel operation and photovoltaic integration. It is capable of switching between off-grid and grid-connected modes and is equipped with built-in temperature control, fire protection systems, a BMS, Power Conversion System (PCS), and EMS. These systems play a crucial role in ensuring a steady and reliable supply of power by capturing and storing excess energy produced during peak generation times. This stored energy can then be used when production is low or demand is high, enhancing the efficiency and stability of renewable energy sources. Our advanced battery technology ensures optimal performance, longevity, and minimal maintenance, making them an ideal choice for sustainable energy storage solutions.

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The Home ESS is designed for residential energy storage and backup power applications. This system is known for its easy installation and simple structure, effectively meeting the on-site usage needs of customers. It provides a practical solution for households seeking to improve their energy independence and reliability.

Our Customers

As of June 30, 2024, we serve over 2,600 customers, with our products sold in over 130 countries and regions worldwide. Our customer base includes industry-leading OEMs, to whom we supply either private-label products or products under our “Leoch” brand. We also deliver aftermarket services through a robust global distribution network. For many customers—including major IDC infrastructure solution providers and telecommunications operators in the United States and Europe—we are required to pass stringent quality control procedures to become a qualified supplier. These leading companies, particularly in the data center and telecommunications sectors, are recognized for their rigorous certification standards.

Pricing

We set the prices of our products based on a variety of factors, including market conditions, manufacturing costs, fluctuations in raw material prices (particularly lead prices), foreign exchange rates and purchase volume of our customers.

Most of our sales contracts contain a base price and a pricing mechanism. The pricing of lead-acid battery products is primarily influenced by the market price of lead. If the lead price on the London or Shanghai Metal Exchange fluctuates beyond a specific range, our product prices for such customers will be adjusted accordingly, either upward or downward.

Sales and Marketing

We have built a strong global sales network to serve our customers and distributors globally. Our sales and marketing team maintains close contact with our customers after order shipment. For our major customers or those who have long-term relationships with us, we have appointed dedicated teams that provides tailored service. Our service technicians also make periodic inspection and maintenance visits. As of June 30, 2024, we had more than 300 dedicated sales and pre- and post-support employees supporting our customers.

Our marketing approach has been developed to be highly responsive to the needs of our customers. We aim to build close relationships with our customers by providing end-to-end services from product design, manufacturing process, to timely after-sales support. The physical proximity of our sales and service locations to our customers allows us to maintain frequent contact with them to better understand and timely respond to their evolving needs. Through our sales and services network, we gather and analyze market information, promote our brand, establish and maintain customer relations, and identify potential customers. We also engage in marketing activities such as attending industry conferences and exhibitions to promote our products and enhance brand visibility. These efforts help us identify new opportunities to expand our customer base. In addition, we generate new customers through referrals, bidding processes, and direct inquires driven by our strong reputation.

After-Sale Services and Product Warranty

We provide after-sales services to our direct customers and rely on our distributors to provide after-sale service in their respective countries. Our technicians make periodic visits to major direct customers for inspection and maintenance. For distributors, they perform similar visits for their major customers at their own cost following the resales of products. If an exchange of any damaged or defective products is necessary, we ship replacements to the distributor, who then delivers them to the end users, with each party bearing their respective shipping costs. Any products that fail to meet the specifications will be replaced at no cost to the customer. In 2023 and the six-month period ended June 30, 2024, we recorded a warranty liability of US$3.0 million and US$3.0 million, respectively. We have not experienced any material disputes arising from or in connection with the quality of our products during the same period.

Research and Development

We dedicate significant resources to research and development to improve the performance of our existing products, create customized products for our customers, and develop new products and technologies.

After the completion of the spin-off, our research and development efforts will be primarily implemented by our internal research team with the support of industry experts and consultants. Our primary innovation center is based in Singapore with supporting technicians based in Europe. Our R&D team consists of researchers in the R&D department and technicians in our production department, supporting the implementation of technologies into the production process.

Our innovation center in Singapore is equipped with advanced equipment to complement our human resources. Our innovation center in Singapore is engaged in R&D of new technologies such as battery management systems and energy management systems to provide customers with energy solutions for various scenarios. We also collaborate with leading institutions and universities, including Nanyang Technological University in Singapore, on projects such as intelligent predictive maintenance for UPS batteries through physics-based and data-driven hybrid methods.

We emphasize a client-driven approach in developing new and improved products and technologies. In addition to projects we conduct in response to industry trends, many of our R&D initiatives are designed to address special requirements from our customers. We have found client-initiated research projects to be beneficial in understanding our clients’ needs and producing batteries with strong market acceptance, as well as strengthening our client relationships.

Production Facilities

Production Bases

As of June 30, 2024, we have six state-of-art factories across four countries worldwide, with a total of 26 production lines. As part of the continuous support from Leoch Technology, it is contemplated that during a transitional period commencing from the completion of the spin-off, we will continue to procure finished battery products from Leoch Technology, and Leoch Technology will continue to manufacture and sell finished battery products to us for its sales in the Global Markets. We will continue to enhance our own production capabilities and aim to operate independently after the transition period. Total capital commitments contracted but not yet reflected in the financial statements amounted to US$12.5 million and US$39.5 million as of December 31, 2023 and June 30, 2024, respectively, primarily related to the future expansion of our manufacturing facilities. Our expansion plans are expected to increase our total annual installed capacity to approximately 14.97 GWh, up from the current 4.63 GWh as of June 30, 2024.

See “—4.D. Property, Plants and Equipment” for detailed discussion of properties.

Equipment

We employ modern equipment in our production processes, incorporating technologies that are up to current market standards used by leading international battery manufacturers. We believe the equipment we employ is critical to our business as it plays a significant role in ensuring the quality of the products we manufacture.

Our principal production equipment includes lead powder grinding machines, plate casting machines, pasting machines, cast-on strap machines, heat-sealing machines, welding machines, formation chargers, optical emission spectrometers, and atomic absorption spectrophotometers, which we purchase from both domestic and international manufacturers.

We utilize a continuous casting and coating (ConCast) system from a leading U.S. supplier known for its expertise in battery grid manufacturing. This dual-strip system delivers high-speed, precision casting, enabling greater efficiency and lower production costs compared to typical industry setups. To support consistent battery performance, we also employ a high-efficiency strip-pasting machine from the same supplier. It offers fast, uniform double-sided pasting while maintaining excellent quality control. For plate wrapping, we rely on automated systems from a top Austrian equipment provider. These machines support various battery types and processes, delivering high precision and enhanced productivity. Our casting, welding, and assembly lines are sourced from a UK-based leader in manufacturing automation. These systems are designed for reliability, ease of operation, and improved consistency, particularly for automotive battery production. We also use grid-expanding equipment supplied by the original inventors of the process. Supplied through our UK partner, this equipment minimizes mechanical vibration and ensures uniform, crack-free grids that are well-suited for paste application.

We regularly inspect, maintain and repair our equipment. In addition, we conduct extensive servicing once a year during a scheduled shut-down for up to two days, generally around public holidays to minimize potential production disruption. We rely on our in-house employees and vendor technicians for maintenance and repairs. We have not experienced any major difficulties or delays in sourcing or purchasing the equipment we need to manufacture our products.

Raw Materials and Utilities

Raw Materials and Finished Goods

The major raw materials used in our production include lead, copper, lead alloy, ABS plastic, PP plastic, sulphuric acid and fiberglass. Purchases of our major raw materials are made through our procurement center, which allows us to negotiate more favorable bulk supply contracts and ensure consistency in the quality of raw materials. In addition, historically we procure finished battery products from Leoch Technology and prior to completion of the spin-off, Leoch Technology will enter into a product procurement framework agreement (the “Product Procurement Framework Agreement”) with us, pursuant to which Leoch Technology would manufacture and provide finished battery products to us for our further sales in the Global Markets, and charge the purchase amount plus a mark-up rate.

Lead constitutes the largest share of our raw material costs. Under the contracts with our lead suppliers, the price of each shipment is based on the lead price published on the London or Shanghai Metals Market. To protect ourselves from the risk of price fluctuations, many sales contracts with our customers have a similar pricing mechanism, where prices of our products are adjusted if the lead price on the London or Shanghai Metals Market rises or falls beyond a certain range. For more details, see “—Customers—Pricing” above.

Inventory

We have implemented a centralized inventory control system and the level of inventory is determined based on the needs of all of our production facilities. Our centralized sales center will generally assign an order to the production facility that has the necessary raw materials readily available to maximize efficiency and minimize our upfront cost. Through this system, we are able to monitor the inventory level for all production materials across all facilities and periodically redistribute excess materials to optimize resource allocation. For lead and ABS plastic, which are generic materials used for all products and are processed at our production facilities for specific applications, our production facilities generally maintain an average inventory of seven days and thirty days, respectively.

Our Suppliers

We source lead from leading global Fortune 500 companies and procure plastic materials from top-tier international suppliers to meet our production needs. We select our suppliers through a set of standardized procedures to ensure that our raw materials and supplies meet our quality control standards. A supplier must pass our quality control procedures before it can become a preferred supplier and be eligible for long-term contracts. In addition, the quality of our suppliers’ products and services are subject to random testing and annual review to ensure continuing compliance with our order specifications and quality standards.

We have developed a comprehensive supply chain with multiple material and equipment suppliers. We maintain at least two suppliers for our major raw materials in each of the countries or regions to mitigate the risk of reliance.

As part of the continuous support from Leoch Technology, it is contemplated that during a transitional period commencing from the completion of the spin-off, we will continue to procure finished battery products from Leoch Technology, and Leoch Technology will continue to manufacture and sell finished battery products to us for our sales in the Global Markets.

Quality Control

We have established two regional Technical and Quality Management Centers for our Global Market and implemented factory executive committees at each of our factories across production facilities to ensure adherence to unified global quality standards.

Our quality management system is built on a comprehensive framework aligned with the Excellence Performance Model and applicable international standards. We have obtained certifications including ISO 9001, IATF 16949, TL 9000, ISO 14001, ISO 50001, ISO 14064, ISO 14067, QC 080000, ISO 45001, and SA 8000. The technical quality centers oversee product certifications such as CE (EU), UL (U.S.), and others, while ensuring strict compliance with system documentation and continuous quality improvement at the factory level. All product and process development undergoes tiered approvals depending on the type of improvement, with final implementation subject to authorization by the respective factory, regional management center, or headquarters. Quality issues are also classified and handled accordingly, with all incidents reported to headquarters for centralized oversight.

Quality management spans the full product lifecycle—from customer requirements and R&D certification to raw material control, in-process quality checks, final inspection, and after-sales service—ensuring comprehensive risk prevention. Key product characteristics subject to safety and regulatory requirements are monitored through ongoing sampling or full inspection. We also conduct independent audits across the entire value chain, covering internal and external quality data such as incoming defect rates, first-pass yields, scrap rates, performance testing, and customer complaints.

We have demonstrated strong quality performance across all stages of production, including inbound material inspection, in-process controls, and final product output. We consistently achieve a low rate of quality defects and receive few post-shipment product complaints. Our strong quality performance is driven by a skilled quality team, a well-established quality management procedures, and ongoing enhancements in automation across our production and quality control processes. We are also actively advancing toward the digitalization of our quality management systems.

Material Licenses and Permits

We have earned the certification of various national standards for product safety or quality management, including UL Certificate from Underwriters Laboratories Inc. (United States), CE Certificate from EMTEK Shenzhen Co., Ltd. (European Union), VdS Certificate from VdS Schadenverhutung GmbH (Germany), and IEC Certificate from Intertek Testing & Certification Ltd. (U.K.). Each of these certifications is required before we could begin selling our products to the respective country and also helps to establish our quality in other markets.

Each certifying institution has its own requirements for maintaining valid certifications. Each of the UL certificates, CE certificates and IEC certificates requires our products to be certified before they can be sold in the United States, the European Union and the U.K., respectively, and then requires us to pay an annual fee to maintain the certification. The VdS certificates were granted for different products for a five-yearperiod with the most recent commencing on January 30, 2024 and expiring on January 29, 2029. The ISO 9001:2015 was granted for a period of three years commencing on January 18, 2023 and expiring on January 27, 2026. The SA8000:2014 was granted for a period of three years commencing on January 26, 2024 and expiring on January 25, 2027.

We do not foresee any legal impediment in renewing our certifications upon expiry of their respective validity periods.

Competition

Please refer to detailed discussion in “—Overview of Our Industry.”

Seasonality

Our results of operations are affected by spending patterns and seasonality in the industries of our major customers and overall economic conditions in the markets in which we operate. Our sales are also subject to the seasonality of the industries we serve, such as e-bikes and automotives, which may affect our periodic operating results. For example, during the first half of the year, which is considered the off-season, sales volumes are relatively lower, making it challenging to allocate production costs efficiently, which affects gross margin performance. In contrast, the second half of the year marks the peak season, where increased production scales significantly reduce unit costs, leading to improved gross margins. More generally, our products are heavily dependent on the demand in the industries we serve, including data center, telecommunications, UPS, energy storage system, renewable energy and vehicle industries. A weak capital expenditure environment in these sectors could have a material adverse effect on our results of operations.

Insurance

We maintain comprehensive insurance coverage for our assets, including production facilities, inventories, machinery, equipment, and vehicles. Additionally, we have logistics insurance to cover the shipment of goods. For our employees, we comply with statutory insurance requirements, including work-related injury insurance (covering lead poisoning), medical insurance, maternity insurance, unemployment insurance, and pension insurance. Beyond statutory coverage, we provide personal injury and accidental medical insurance for selected management, administrative, and sales employees, based on their job responsibilities. We also maintain global product liability insurance to cover bodily injuries and property damage caused by our products, subject to specific coverage limits. For exported products, we maintain additional export insurance.

Intellectual Property Rights

We retain certain trademarks for use in the Global Markets independently and rely primarily on a combination of patents, copyrights, trademarks and trade secrets, the brand licensing framework agreement with Leoch Technology as well as employee and third-party confidentiality agreements to protect our intellectual property.

Under the brand licensing framework agreement, Leoch Technology will grant to us the exclusive rights to develop, produce and sell products under the brands of , and (the “Licensing Brands”) in the Global Markets and charge us royalties from for such licensing arrangement.

We rely on trade secret protection and confidentiality agreements to safeguard our interests regarding certain proprietary information. All of our employees are required to sign a general confidentiality agreement, while those with particular access to our proprietary information, such as researchers in the research and development department, are required to sign a more expansive non-disclosure agreement. We also require our clients and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our operations, technology or business plans.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. It is difficult to monitor unauthorized use of technology, particularly in countries where the laws may not adequately protect our proprietary rights. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property. For details about risks related to our intellectual properties, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Industry and Business Operations.”

Regulations

There are government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, factory safety, and disposal of hazardous materials, including but not limited to the REACH regulation (EC 1907/2006) for chemicals, the RoHS directive (EU 2011/65/EU) for restricting hazardous substances in electronic equipment, the F-Gas regulation (EU 517/2014) for fluorinated greenhouse gases, the Ozone Depleting Substances regulation (EC 1005/2009), the Waste Electrical and Electronic Equipment (WEEE) directive (2012/96/EU) and the Battery Directive (2006/66/EC) and its amendment (2013/56/EU). We are also required to comply with applicable laws and requirements under China RoHS and California Proposition 65 directive.

The major applicable regulatory bodies include European Chemicals Agency (ECHA), national enforcement authorities within EU member states, coordinated by the European Commission, and Office of Environmental Health Hazard Assessment (OEHHA) in California.

4.C. Organizational Structure

Organizational Structure

We are currently a wholly owned subsidiary of Leoch Technology. Following the spin-off, we will be a separate, standalone company independent of Leoch Technology. Leoch Technology will not retain any ownership interest in us.

Immediately Prior to the Distribution

Immediately After the Distribution

See Item 4. “Information on the Company—4.B. Business Overview” for additional information.

Significant Subsidiaries

An exhibit containing a list of our significant subsidiaries has been filed with this registration statement.

4.D. Property, Plants and Equipment

The following table sets forth our most significant facilities as of June 30, 2024.

Location	Size of Site	Held	Lease Term	Major Activities
Bhiwadi, India	Approximately 16,000 sq.m.	Leased	October 2015 –October 2024	Factory
Bhiwadi, India	Approximately 11,000 sq.m.	Leased	June 2024 –May 2029	Factory
Ping Fu, Vietnam	Approximately 21,000 sq.m.	Owned	N/A	Factory, office & warehouse
Ping Fu, Vietnam	Approximately 22,000 sq.m.	Owned	N/A	Factory, office & warehouse
Malaysia	Approximately 27,000 sq.m.	Leased	January 2024 – August 2030	Factory
Malaysia	Approximately 21,000 sq.m.	Owned	N/A	Factory
Saltillo, Mexico	Approximately 10,000 sq.m.	Leased	May 2024 – June 2028	Factory, office & warehouse
Saltillo, Mexico	Approximately 49,000 sq.m.	Owned	N/A	Factory, office & warehouse
Sri Lanka	Approximately 16,000 sq.m.	Leased	August 2012 to August 2042	Office

4.E. Unresolved Staff Comments

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

This operating and financial review should be read together with the section captioned “Selected Financial Data,” “Item 4. Information on Leoch Technology—4.B. Business Overview” and the combined financial statements and condensed combined financial statements of the Leoch Energy Business and the related notes to those statements included elsewhere in this Form 20-F. Our reference to the combined financial statement(s) includes the relevant condensed combined financial statement(s) for the periods presented throughout the rest of this section. Among other things, those financial statements include more detailed information regarding the basis of preparation for the following information. The combined financial statements of the Leoch Energy Business have been prepared in accordance with GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements. Please see “Special Note About Forward-Looking Statements” in this Form 20-F.

Items You Should Consider When Evaluating Our Combined Financial Statements and Assessing Our Future Prospects

Our results of operations, financial position and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Leoch Technology in the periods for which the combined financial statements and the unaudited condensed combined financial statements are included in this Form 20-F, and such information may not be indicative of our future operating results or financial performance. As a result, you should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

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For the period covered by our combined financial statements, our business was operated within legal entities which hosted portions of other Leoch Technology businesses. For example, certain assets, liabilities and results of operations of subsidiaries related to certain markets will remain with Leoch Technology and are not included in these combined financial statements as they are not core to our historical and future business.

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For annual reporting purposes, income taxes attributable to our business have been determined using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, our and Leoch Technology’s businesses operated within the same legal entity and certain Leoch Technology subsidiaries were part of Leoch Technology’s tax group. This required an assumption that the subsidiaries and operations of Leoch Energy in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within Leoch Technology’s tax groups.

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For interim reporting purposes, income taxes attributable to our business have been determined in accordance with FASB guidance for interim reporting of income tax, under which we have computed our provision for income taxes based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate significantly in future periods.

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Our combined financial statements also include an allocation from Leoch Technology for certain management and support functions that we would incur as a publicly traded company that we have not previously incurred. The allocation of these additional expenses, which are included in the combined financial statements, may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented.

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The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as expenses. In particular, due to the fact that the presented combined financial statements have been carved out from Leoch Technology financial statements, actual outcomes and results could differ from those estimates and assumptions as indicated in the critical accounting policies and estimates section of this Form 20-F. See “Note 1. Background and Basis of Presentation” to our combined financial statements included elsewhere in this Form 20-F and in the “Critical Accounting Policies and Significant Estimates” section within this Item 5.A.

Overview

We are a global energy management and power solution company. We offer comprehensive energy management and power solutions including, Battery Management System (BMS), Energy Storage Systems (ESS) and a wide range of batteries for applications such as data centers (IDCs), telecommunication base station, automobiles and motorcycles, low-speed electric vehicle, as well as residential, industrial and commercial (I&C). Additionally, we have broadened our product portfolio by developing Energy Management System (EMS) and Remote Maintenance System (RMS) in our innovation center in Singapore. According to Asia Battery Association, we provide the most comprehensive offerings of more than 2,400 battery products encompassing network power battery, start, lighting and ignition battery (SLI battery) and motive power battery among all global battery manufacturers. We are currently a wholly-owned subsidiary of Hong Kong-listed company Leoch Technology. After the spin-off, we will operate as an independent company, delivering batteries, ESS, EMS and various power solutions to customers and distributors in the Global Markets. Meanwhile, Leoch Technology will continue to serve customers and distributors within Chinese Mainland, Hong Kong and Macau.

Our products’ outstanding performance not only meets customer needs but also earns their lasting trust, as we expand beyond batteries into energy and sustainability solutions for the present and future. We have cultivated a high-quality and diverse customer base, serving more than 2,600 customers as of June 30, 2024. With our extensive global sales network, our products reached 133 countries through 20 sales companies, with more than 300 dedicated sales and pre- and post-support employees. We are a trusted power solution provider serving world’s top IDC infrastructure solution providers, telecommunication operators and automobile original equipment manufacturers, as well as commercial, industrial, and city infrastructure clients and service providers. These industry leaders, particularly in IDC, telecommunications, and critical urban infrastructure, uphold stringent certification and cybersecurity compliance standards, creating high entry barriers for new suppliers—especially battery, ESS, and energy companies from China seeking to expand into international markets. Our established role as a long-term partner to these global organizations is a clear indication of the superior quality and reliability of our products and services. This, in turn, reinforces our customer relationships in the long term.

Trends and Uncertainties

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including but not limited to those set out below.

Fluctuations in prices of our major raw materials

Our production processes rely on a substantial intake of various materials, including lead, lead alloy, ABS plastic, PP plastic, sulphuric acid and fiberglass, which are critical for maintaining our manufacturing operations. Securing a consistent and cost-effective supply of these primary raw materials is essential for our production success, with raw material costs comprising a significant portion of our cost of revenues. Accordingly, fluctuations in prices of our major raw materials, such as lead, have a significant impact on our business operations and financial condition.

The procurement of raw materials is subject to market pricing, which can fluctuate and subsequently impact our financial results and profitability. We face the challenge of sourcing future raw material requirements at reasonable costs and may not always be able to pass on increased raw material costs entirely to our customers.

Our sales contracts, particularly with IDC data center and telecommunication customers, typically include a base price and a pricing mechanism that allows for adjustments based on market conditions. The pricing of lead-acid battery products is largely influenced by the market price of lead. If the lead price on the London or Shanghai Metal Exchange varies beyond a specific threshold, our product prices will be adjusted accordingly, either increasing or decreasing. For lead-acid batteries supplied to distributors, we sell at fixed prices, which reflects current market trends.

Furthermore, we purchase futures and options to hedge financial risks relating to price fluctuations of our raw materials. Commodity futures and option contracts carry significant risks, including market volatility and leverage risk, which can amplify both gains and losses. Additionally, liquidity risk and the potential for physical delivery in futures contracts pose challenges, while the time-bound nature of options can lead to the loss of the entire premium if the market moves unfavorably. Our purchase of futures and options has been limited historically, and we do not expect to make substantial purchases in the future.

For uncertainties and risks related to fluctuations in prices of our major raw materials and the impact on our business, see also “Item 3. Risk Factors—Risks Related to Our Business and Industry— Fluctuations in the prices of raw materials, such as lead, could materially and adversely affect our results of operations.”

Fluctuations in foreign exchange rates

We operate a substantial and expanding share of our business in currencies other than US dollars, yet we report our combined financial results in US dollars, which positions us to leverage the dynamic global marketplace. We recorded net foreign exchange loss of US$0.7 million, US$1.1 million and US$4.7 million for the six months ended June 30, 2023, the year ended December 31, 2023 and the six months ended June 30, 2024, respectively. These fluctuations reflect the dynamic nature of international trade and its impact on our financial condition.

As exchange rates naturally fluctuate, our revenue, costs excluding depreciation and amortization, operating expenses, other income and expenses, as well as our assets and liabilities, may also experience variations when translated into US dollars. This diversity in financial performance reflects our commitment to global operations and the opportunities it presents for growth.

Fluctuations in foreign exchange rates pose risks to our global operations. While they can enhance the value of our international transactions on some occasions, on others, they can diminish it. These variations directly impact our revenue and cost structure, potentially affecting profitability. To manage these risks, we remain vigilant and actively monitor global currency markets, seeking opportunities to optimize our financial strategies in response to changing conditions. We may hedge against fluctuations in foreign exchange rates by employing financial instruments such as forward contracts and currency swaps, which we believe will be helpful to mitigate the impact of exchange rate volatility on our international operations and financial performance. Our goal is to sustain the stability and growth of our international business despite the inherent volatility of foreign exchange rates.

For uncertainties and risks related to fluctuations in foreign exchange rates and the impact on our business, see also “Item 3. Risk Factors—Risks Related to Our Financial Condition—Fluctuations in exchange rates could have a material and adverse effect on our results of operations.”

Seasonality of demand for our battery products

Our operating results are influenced by spending patterns and seasonality within the industries of our major customers, as well as overall economic conditions in the markets where we operate. Particularly in industries we serve, such as e-bikes and automotives, seasonality can impact our periodic operating results. More broadly, our products are heavily dependent on demand within the industries we cater to, including IDC data center, telecommunications, UPS, energy storage system, renewable energy and vehicle industries. A downturn in capital expenditure in these sectors could significantly affect our operating results.

The demand for certain battery products exhibits distinct seasonal patterns. For instance, the replacement rate for automotive SLI batteries is higher in winter, illustrating the impact of seasonal changes on product demand. Additionally, the cyclical nature of downstream industries can also affect the demand for certain battery products; for example, the capital expenditure cycles in the telecommunications industry may influence the demand for backup power supplies. These cyclical factors highlight our sensitivity to market dynamics and the importance of adjusting our operational strategies across different seasons and economic cycles.

For uncertainties and risks related to seasonality and the impact on our business, see also “Item 3. Risk Factors—Risks Related to Our Business and Industry— Spending patterns and seasonality in the industries we serve could adversely affect our results of operations.”

Our business is also affected by general factors such as trends in technology development of our industry, demand and pricing of our products, fluctuations of interest rates, as well as geopolitical events that may have an impact on the market or the supply chain, among others. For a further discussion of trends, uncertainties and other factors that could impact our operating results, see the section entitled “Risk Factors” included elsewhere in this Form 20-F.

Basis of Presentation

We have not historically prepared standalone financial statements for the Company. The accompanying combined financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”). There was no controlling financial interest held by us over the entities that comprise Leoch Energy Business for any periods presented. Hence, the Company prepared our financial statements on a combined basis including the financial statements of the Company, and those entities comprising the Leoch Energy Business in the Global Markets. All significant intercompany transactions and balances have been eliminated.

Components of Results of Operations

The following section describes certain line items in our combined statements of comprehensive income:

Revenues

Our revenues are derived principally from sales of various battery products to customers. For a discussion of how and when we recognize revenue, see “Note 2. Summary of Significant Accounting Policies” to our combined financial statements included elsewhere in this Form 20-F.

The following table sets forth our revenue in the periods indicated and based on the geographic locations of our customers and their percentage of total revenue.

	Year ended December 31,		Six months ended June 30,
	2023		2023		2024
	Revenue	%	Revenue	%	Revenue	%
	(US$ in thousands, except percentage)
Americas	295,460	42.5	113,157	38.3	180,991	45.5
Asia-Pacific (excluding Chinese Mainland, Hong Kong and Macau)	143,207	20.6	69,239	23.5	80,593	20.2
EMEA and others	256,317	36.9	112,836	38.2	136,647	34.3

TOTAL	694,984	100.0	295,232	100.0	398,231	100.0

Cost of Revenues

We generally recognize our cost of revenues in the same period that we recognize related revenues. Cost of revenues consists primarily of materials, labor costs and manufacturing overheads (including depreciation of assets associated with production). Cost of revenues also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand. The cost of raw materials is the single largest cost element in our cost of revenues.

Research and Development Expenses

Research and development expense are primarily employee compensation and related costs incurred in the development and enhancement of new product and technology.

Selling and Marketing Expenses

Our selling and marketing expenses primarily include employee compensation for our selling and marketing personnel and other sales and marketing related expenses.

General and Administrative Expenses

General and administrative expense consists primarily of employee compensation for our general and administrative personnel and depreciation.

Interest Income

Our interest income consists primarily of our income from interests of financial assets, such as bank deposits and wealth management products.

Interest Expense

Our interest expense consists primarily of our expenses on interests of financial assets, such as letter of credit.

Foreign Exchange Loss, Net

Our foreign exchange loss, net represents our financial losses resulting from the fluctuation in foreign exchange rates.

Income Tax Expenses

Our income tax expenses consist primarily of our current income tax expenses and deferred tax benefit. “Note 11. Income taxes” to our combined financial statements included elsewhere in this Form 20-F for details.

Cayman Islands

Under the current tax laws of Cayman Islands, We are not subject to tax on income or capital gains. Besides, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

Under the Singapore tax laws, our subsidiary in Singapore is subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore.

United States

As a result of the United States tax law amendments, the federal statutory income tax rate for the subsidiary in the US is 21% for the year ended December 31, 2023. Our subsidiary in the US was incorporated in the state of California, and is also subject to state income tax at a rate of approximately 5.6% for the year ended December 31, 2023.

Results of Operations

The following table sets forth our combined results of operations for the periods indicated. This information should be read together with our combined financial statements and related notes included elsewhere in this Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,	Six months ended June 30,
	2023	2023	2024
		(Unaudited)
	(US$ in thousands)
Revenues	694,984	295,232	398,231
Cost of revenues	(592,877)	(255,647)	(338,411)

Gross profit	102,107	39,585	59,820

Operating expenses
Research and development	(7,707)	(1,173)	(1,514)
Selling and marketing	(25,265)	(12,440)	(15,596)
General and administrative	(15,888)	(7,446)	(8,938)

Total operating expenses	(48,860)	(21,059)	(26,048)

Income from operations	53,247	18,526	33,772

Interest income	130	35	75
Interest expense	(4,574)	(1,409)	(4,927)
Foreign exchange loss, net	(1,096)	(726)	(4,715)
Others, net	1,634	428	52

Income before income taxes	49,341	16,854	24,257

Income tax expenses	(9,072)	(3,099)	(8,165)

Net income	40,269	13,755	16,092

Discussion of the Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023 and the Year Ended December 31, 2023

Revenues

Our revenues increased by 34.9% from US$295.2 million for the six months ended June 30, 2023 to US$398.2 million for the six months ended June 30, 2024, primarily attributable to the increase of revenues generated from SLI battery products, driven by the growing market demand from Americas and also the automobile aftermarket services sector. With the increasing number of automobiles in use, the aftermarket for SLI battery products holds significant potential, and we are actively expanding its presence in this sector. This revenue growth was also driven by an increase in revenue from network power battery products, primarily fueled by the rapid expansion of data centers, which led to greater demand for these products.

From a geographic perspective, we have expanded our local sales presence in the Americas. Leveraging our deep understanding of international customers, globally recognized brand reputation, diverse product portfolio, and reliable product quality, we have achieved significant revenue growth from both new and existing customers. Revenue in the Americas increased from US$113.2 million in the first six months of 2023 to US$181.0 million in the same period of 2024, representing a 59.9% increase.

We record revenues of US$695.0 million in the year ended December 31, 2023.

Cost of Revenues

Our cost of revenues increased by 32.4% from US$255.6 million for the six months ended June 30, 2023 to US$338.4 million for the six months ended June 30, 2024, in line with our revenue growth, in particular, contributed by the increased cost of revenues associated with SLI battery products globally and in particular from Americas.

We recorded cost of revenues of US$592.9 million in the year ended December 31, 2023.

Gross Profit

Our gross profit increased by 51.1% from US$39.6 million in the six months ended June 30, 2023 to US$59.8 million in the six months ended June 30, 2024, and our gross profit margin increased from 13.4% in the six months ended June 30, 2023 to 15.0% in the six months ended June 30, 2024. These increases were primarily due to the change of our product mix, especially the increased sales of our SLI battery and network power battery products, as well as the increased revenue from customized products we provide to, which typically have higher gross profit margin than our standard products.

We recorded gross profit of US$102.1 million and gross profit margin of 14.7% in the year ended December 31, 2023.

Research and Development Expenses

Our research and development expenses increased by 29.1% from US$1.2 million for the six months ended June 30, 2023 to US$1.5 million for the six months ended June 30, 2024, primarily due to the expansion of our research and development team in Singapore.

We recorded research and development expenses of US$7.7 million in the year ended December 31, 2023.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 25.4% from US$12.4 million for the six months ended June 30, 2023 to US$15.6 million for the six months ended June 30, 2024, primarily due to the expansion of our selling and marketing teams in the Global Market, and in particular, our selling and marketing team in Americas market.

We recorded selling and marketing expenses of US$25.3 million in the year ended December 31, 2023.

General and Administrative Expenses

Our general and administrative expenses increased by 20.0% from US$7.4 million for the six months ended June 30, 2023 to US$8.9 million for the six months ended June 30, 2024, primarily due to expenses related to establishing our Singapore headquarters.

We recorded general and administrative expenses of US$15.9 million in the year ended December 31, 2023.

Interest Income

For the six months ended June 30, 2023 and 2024, we recorded interest income of US$35.0 thousand and US$75.0 thousand respectively.

We recorded interest income of US$0.1 million in the year ended December 31, 2023.

Interest Expense

Our interest expense increased from US$1.4 million for the six months ended June 30, 2023 to US$4.9 million for the six months ended June 30, 2024, primarily due to the increased bank borrowings in the second half of 2023 and first half of 2024, which increased in line with our growing business.

We recorded interest expense of US$4.6 million in the year ended December 31, 2023.

Foreign Exchange Loss, Net

Our foreign exchange loss increased from US$0.7 million for the six months ended June 30, 2023 to US$4.7 million for the six months ended June 30, 2024, primarily due to the strengthening of U.S. dollar in the six months ended June 30, 2024.

We recorded foreign exchange loss of US$1.1 million in the year ended December 31, 2023.

Income Tax Expenses

Our income tax expenses increased from US$3.1 million in the six months ended June 30, 2023 to US$8.2 million in the six months ended June 30, 2024, primarily due to the phase out of Global Trader Program of Singapore in 2024, which provided favorable tax treatment.

We recorded income tax expenses of US$9.1 million in the year ended December 31, 2023.

Net Income

As a result of the foregoing, our net income increased from US$13.8 million for the six months ended June 30, 2023 to US$16.1 million for the six months ended June 30, 2024.

We recorded net income of US$40.3 million for the year ended December 31, 2023.

Non-GAAP Financial Measures

Non-GAAP Adjusted EBITDA and Adjusted EBITDA margin are Non-GAAP financial measures. Their most directly comparable financial measures prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) are GAAP net income and GAAP gross margin. In addition to reporting financial results in accordance with GAAP, we provide Adjusted EBITDA adjusted for certain items, including interest income and expenses, foreign exchange loss, net, depreciation and amortization expense, and income tax expense.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue. We adjust for the items listed above and show non-GAAP financial measures in all periods presented.

We utilize the adjusted results to review our ongoing operations without the effect of these adjustments. We believe the supplemental adjusted results are useful to investors because they help them compare our results to previous periods and provide important insights into underlying trends in the business and how management oversees and optimizes our business operations on a day-to-day basis. We exclude the costs described above in calculating adjusted results to allow us and investors to evaluate the performance of the business based upon its expected ongoing operating structure. We believe the adjusted measures, accompanied by the disclosure of the types of expenses included in these adjustments, provides valuable insight to our financial performance. We also believe Adjusted EBITDA and Adjusted EBITDA margin provide additional useful information to investors due to the various noncash items during the period. Adjusted results should be considered only in conjunction with results reported according to GAAP.

The non-GAAP financial measures are presented for supplemental informational purposes only. They should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

	Six months ended June 30, 2023	Year Ended December 31, 2023	Six months ended June 30, 2024
	(US$ in thousands, except percentage)
Net income	13,755	40,269	16,092
Non-GAAP adjustments
Income tax expenses	3,099	9,072	8,165
Interest income	(35)	(130)	(75)
Interest expense	1,409	4,574	4,927
Foreign exchange loss, net	726	1,096	4,715
Depreciation of property and equipment	3,792	6,723	3,762
Amortization of intangible assets	358	451	334
Total Adjusted EBITDA	23,104	62,055	36,080
Adjusted EBITDA margin	7.8%	8.9%	9.1%

5.B. Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Our principal uses of cash in recent periods have been investing in international expansion, purchasing of new property and equipment. As of June 30, 2024, our principal sources of liquidity were cash and cash equivalents of US$22.0 million. Our cash and cash equivalents consist primarily of cash on deposits with banks.

We believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our working capital needs and fund our committed capital expenditures over the next 12 months from the date of the issuance of the financial statements. We plan to use our current cash on hand, cash generated by operations and additional financing raised through short-term or long-term borrowings to support our core business operations and international expansion, invest in new product development and enhance our global distribution. We may be required to seek additional equity or debt financing to fund our activities. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, the results of operations and financial conditions of the business would be materially and adversely affected. Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk.”

We have lease obligations and other contractual obligations and commitments as part of our ordinary course of business. See “Note 9—Lease,” “Note 11—Borrowings” and “Note 14—Commitments and Contingencies” to our combined financial statements found elsewhere in this registration statement for information about our lease obligations and other contractual obligations. We did not have during the periods presented and we do not currently have, any off-balance sheet arrangements involving commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our business, financial condition, results of operations, liquidity, cash requirements or capital resources.

Cash Flows

A summary of the sources and uses of cash and cash equivalents is as follows:

	Year Ended December 31,	Six Months Ended June 30,
	2023	2023	2024
	(US$ in thousands)
		(Unaudited)
Net cash provided by / (used in) operating activities	33,292	40,740	(73,349)
Net cash (used in) / provided by investing activities	(83,786)	(43,811)	20,347
Net cash provided by financing activities	60,882	2,125	43,824

Operating Activities

Net cash used in operating activities in the six months ended June 30, 2024 was US$73.3 million. The difference between our net income of US$16.1 million and the net cash used in operating activities in the six months ended June 30, 2024 was primarily the result of: (i) decrease in amounts due to related parties of US$47.5 million, (ii) increase in prepayments and other current and noncurrent assets of US$31.9 million, and (iii) increase in inventories of US$27.6 million. This was partially offset by non-cash expenses allocated from the Parent of US$11.5 million.

Net cash provided by operating activities in the year ended December 31, 2023 was US$33.3 million. The difference between our net income of US$40.3 million and the net cash provided by operating activities was primarily the result of: (i) increase in accounts receivable of US$42.6 million, and (ii) increase in inventories of US$34.9 million. This was partially offset by (i) non-cash expenses allocated from the Parent of US$20.2 million, (ii) increase in amounts due to related parties of US$25.2 million, and (iii) decrease in accounts payable of US$14.0 million.

Investing Activities

Net cash provided by investing activities in the six months ended June 30, 2024 was US$20.3 million, which primarily included repayment of loans provided to related parties of US$85.1 million. This was partially offset by (i) purchase of property and equipment of US$26.4 million, and (ii) loans provided to related parties of US$39.0 million.

Net cash used in investing activities in the year ended December 31, 2023 was US$83.8 million, which primarily included loans provided to related parties of US$106.6 million, partially offset by repayment of loans provided to related parties of US$39.3 million.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2024 was US$43.8 million, which primarily included (i) proceeds from short-term loans and long-term loans of US$153.3 million, and (ii) loans borrowed from related parties of US$43.0 million, partially offset by repayment of short-term borrowings and long-term borrowings of US$152.4 million.

Net cash provided by financing activities in the year ended December 31, 2023 was US$60.9 million, which primarily included (i) proceeds from short-term loans and long-term loans of US$215.2 million, and (ii) loans borrowed from related parties of US$53.0 million, partially offset by repayment of short-term borrowings and long-term borrowings of US$207.3 million.

Principal Capital Expenditures

Our manufacturing and assembly activities have required and will continue to require significant investment of capital and substantial engineering expenditures. Our capital investments are expected to be funded with cash from operations or other available sources of liquidity.

As of June 30, 2024, we have six state-of-art factories across four countries worldwide, with a total of 26 production lines. We are also expanding our production capacities in the selected countries and regions. These expansion and construction plans were primarily related to the expansion of our lead acid solutions manufacturing capacity. Total capital commitments contracted but not yet reflected in the financial statements amounted to US$12.5 million and US$39.5 million as of December 31, 2023 and June 30, 2024, respectively, primarily related to the future expansion of our manufacturing facilities. These expansion plans are expected to increase our total annual installed capacity to approximately 14.97 GWh, up from the current 4.63 GWh as of June 30, 2024. See Item 4. “Information on the Company—4.B. Business Overview—Production Facilities—Production Bases.”

Material Indebtedness

We had total borrowings of US$51.3 million and US$51.9 million as of December 31, 2023 and June 30, 2024, respectively. The following table presents short-term borrowings as of December 31, 2023 and June 30, 2024. Short-term borrowings include borrowings with total terms shorter than one year and the current portion of the long-term borrowings:

		As of December 31, 2023	As of June 30, 2024
		(Audited)	(Unaudited)
		(US$ in thousands)
Current
Short-term borrowings:
Interest-bearing bank borrowings, secured	(2)	4,779	4,415
Factoring arrangements	(3)	20,217	15,260
Interest-bearing bank borrowings, guaranteed	(4)	23,765	30,186
Current portion of long-term borrowings, secured	(1)	230	230
Current portion of long-term borrowings, guaranteed	(4)	809	809

Total current borrowings		49,800	50,900

Non-Current
Long-term borrowings:
Interest-bearing bank borrowings, secured	(1)	1,011	663
Interest-bearing bank borrowings, guaranteed	(4)	531	375

Total non-current borrowings		1,542	1,038

Total borrowings		51,342	51,938

(1)

As of December 31, 2023 and June 30, 2024, we had an outstanding mortgage loan of US$1.2 million and US$0.9 million, respectively, bearing an average interest rate of 5.0%, and maturing on March 28, 2028.

The mortgage loan is secured by an office in Singapore, which have a net carrying amount of approximately US$2.6 million and US$2.4 million as of December 31, 2023 and June 30, 2024, respectively.
(2)

As of December 31, 2023 and June 30, 2024, we had an outstanding import invoice financing of US$4.8 million and US$4.4 million , respectively, bearing an average interest rate of 8.3%. The loan was secured by the properties in Malaysia, which had a net carrying amount of approximately US$4.8 million and US$4.5 million as of December 30, 2023 and June 30, 2024, respectively.

(3)

The loans were secured by certain accounts receivable with and amount of US$25.3 million and US$19.1 million as of December 31, 2023 and June 30, 2024, respectively. The loans were guaranteed by Leoch Technology and its subsidiary.

(4)	The loans were guaranteed by Leoch Technology.

Payments for short-term and long-term borrowings are due at the end of their respective maturities. The weighted average interest rate for the outstanding borrowings was approximately 5.45% and 5.25% as of December 31, 2023 and June 30, 2024, respectively.

Interest expense related to the term loans of US$1.3 million, US$3.3 million and US$1.5 million are recognized in “Interest expense” in the combined statements of comprehensive income for the six months ended June 30 2023, the year ended December 31, 2023 and six months ended June 30 2024, respectively.

The following table sets forth the contractual obligations which has not included impact of discount of time value as of December 31, 2023 and June 30, 2024:

			Payment due by period
	Less than
	1 year	1 –2 years	2 –3 years	3 –4years	4 –5 years	Total
As of December 31, 2023
Long-term borrowings and Interest payables	1,092	761	367	249	238	2,707
As of June 30, 2024
Long-term borrowings and Interest payables	1,235	493	255	243	117	2,343

Quantitative and Qualitative Disclosures About Market Risk

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

5.C. Research and Development, Patents and Licenses, Etc.

Our research and development costs were US$7.7 million, US$1.2 million and US$1.5 million in the year ended December 31, 2023 and the six months ended June 30, 2023 and 2024, respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3. Key Information—3.D. Risk Factors.” For further information on our research and development policies and additional product information, see “Item 4. Information on Leoch Technology— 4.B. Business Overview.”

5.D. Trend Information

Please see “—5.A. Operating Results—Trends and Uncertainties” and “Item 4. Information on Leoch Technology—4.B. Business Overview—Our Markets” for trend information.

5.E. Critical Accounting Estimates

Our significant accounting policies are set out in “Note 2. Summary of Significant Accounting Policies” to our combined financial statements included elsewhere in this Form 20-F, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our audited combined separation financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and which could potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

There were no other significant changes in our critical accounting estimates during the fiscal quarter ended June 30, 2024, compared to those described below.

Expected credit losses

We estimate an allowance for credit losses in accordance with Accounting Standards Codification (“ASC”) 326, Credit Losses (“ASC 326”). We assess credit loss by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on customer type, region and assessed credit risk based on the Group’s ongoing credit evaluation and on an individual basis when we identify specific customers with known disputes or collectability issues. We apply a migration roll rate method that considers historical collectability based on past due status, the age of the accounts receivable balances, current economic conditions, and reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers.

Incremental Borrowing Rate

We recognize a right-of-use (“ROU”) asset at the amount of the lease liabilities adjusted for cumulative prepayments and lease incentives, if any. Lease liability is recognized at the present value of the lease payments over the lease term. Lease expense is recorded on a straight-line basis over the lease term. As our leases do not provide an implicit rate, we estimate the incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. In estimating the incremental borrowing rate, we consider the credit rating, nature of underlying asset, publicly available data of borrowing rates for loans of similar amount, currency and term of the lease.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Board of Directors

We are currently a wholly owned subsidiary of Leoch Technology, and our directors consist of both employees of Leoch Technology and nominee directors. Upon the completion of the spin-off, except for Dr. Dong Li who will act as the non-executive Director of Leoch Technology and the chairman of the board of directors and Chief Executive Officer of Leoch Energy, there will be no overlapping of directors or senior managers between Leoch Technology and Leoch Energy.

The following table sets forth information regarding our executive officers and directors as of the date of this Form 20-F.

Directors	Age	Position/Title
Dr. Li DONG	58	Chairman and Chief Executive Officer

Biographies

Dr. Li DONG, Chairman, Chief Executive Officer

Dr. Li DONG is our Chairman and Chief Executive Officer and, prior to the separation and spin-off, led the Leoch Technology since April 2010, the date of incorporation of Leoch Technology. Dr. DONG has over 30 years of experience in the battery industry. He had also led Leoch Technology’s development and application for over 20 patent rights relating to batteries. Dr. DONG obtained a Doctor of Science from Shanghai University in 2021 and an EMBA degree from National University of Singapore in 2015. Dr. DONG graduated from Xi’an International Studies College, the predecessor of Xi’an International Studies University, in 1990 with a Bachelor of Arts degree and Northwest Textile University of Science and Technology, the predecessor of Xi’an Polytechnic University, in 1988 with a Bachelor’s degree in Engineering.

6.B. Compensation

Compensation

Because we are a newly incorporated entity, we have not previously provided any compensation to our directors or senior management. For further information on the share ownership of our senior management, see “Item 6.E. Share Ownership.”

Employment Agreements and Indemnification Agreements

We [have entered into] employment agreements with each of our executive officers. Each of our executive officers is employed for a period of [twelve] months, which will be renewed automatically and extended automatically for a period of [twelve] months unless the executive or we give prior written notice. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for a maximum of two years following the last date of employment.

We [have entered into] indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

6.C. Board Practices

Board of Directors

Upon the completion of the spin-off, our board of directors will consist of      directors currently, including      independent directors, namely     ,      and      and      directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NASDAQ generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NASDAQ permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors, our compensation committee and our nominating and corporate governance committee.

A director who is in any way, whether directly or indirectly, interested in a contract or transaction proposed or transaction contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to our post-listing memorandum and articles of association, our company may by ordinary resolution appoint any person to be a director and the board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director to fill a casual vacancy or as an addition to the existing board. Subject to the rules of [NASDAQ] and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he/she may be interested therein and if he/ she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. Our board of directors may from time to time at their discretion exercise all of the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, or any part thereof, and to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Leoch Energy Board

We plan to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We also plan to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Audit Committee. Our audit committee consists of     ,      and     , and is chaired by     . We have determined that each of     ,      and      satisfies the requirements of [Rule 5605(a)(2) of the Listing Rules of the NASDAQ] and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that      qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•

[reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•

approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	reviewing and recommending the semi-annually financial data and the annual financial statements to our board for inclusion in our semi-annually earnings releases and annual reports, respectively;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.]

Compensation Committee

Our compensation committee consists of     ,      and      and is chaired by     . We have determined that each of      and      satisfies the “independence” requirements of [Rule 5605(a)(2) of the Listing Rules of the NASDAQ]. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	[overseeing the development and implementation of compensation programs in consultation with our management;

•	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to the board.]

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of     ,      and     , and is chaired by     . We have determined that      satisfies the “independence” requirements of [Rule 5605(a)(2) of the Listing Rules of the NASDAQ]. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	[recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•

reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•

developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NASDAQ rules, or otherwise considered desirable and appropriate;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•

developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.]

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. [The functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends (including interim dividends) and other distributions, (iii) appointing officers and determining their terms of offices and responsibilities, (iv) exercising the borrowing powers of our company and mortgaging the property of our company, and (v) approving the transfer of shares of our company, including the registering of such shares in our share register.]

Terms of Directors and Officers

Our company may by an ordinary resolution appoint any person to be a director. The board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board.

A director may be removed from office by an ordinary resolution (except with regard to the removal of a director who is the chairman, who may be removed from office by a special resolution), notwithstanding anything in the articles of association of our company or in any agreement between our company and such director (but without prejudice to any claim for damages under such agreement).

The office of a director shall be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resign his office by notice in writing to our company; or (iv) is removed from office pursuant to any other provision of our articles of association.

Corporate Governance Differences

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. [NASDAQ Stock Market Rules] provide that foreign private issuers are exempt from certain corporate governance requirements of NASDAQ and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that: (i) does not require us to disclose any agreements or arrangements of third party director or nominee compensation, (ii) does not require us to solicit proxy and hold meetings of our shareholders every year, (iii) does not require us to make available to shareholders an annual report containing audited financial statements within a reasonable time following our filing of an annual report with the SEC, (iv) does not require that a majority of our board of directors satisfy the “independence” requirements of [Rule 5605 of NASDAQ Stock Market Rules], (v) does not require each member of our compensation committee and nominating and corporate governance committee to be an independent director, (vi) does not require that director nominees be either selected or recommended by independent directors, (vii) does not require us to seek shareholder approval prior to the issuance of securities in connection with the acquisition of stock or assets of another company, (viii) does not require us to seek shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of Leoch Technology, (ix) does not require us to seek shareholders’ approval for amending our share incentive plan, (x) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, and (xi) does not require that voting rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance. In the future, we may rely on other exemptions provided by NASDAQ.

In accordance with [NASDAQ Stock Market Rule 5250(d)(1)], we will post this Form 20-F and future annual reports on our company website. In addition, we will provide hard copies of our future annual report free of charge to shareholders upon request.

Code of Conduct and Business Ethics

Prior to the spin-off, the Leoch Energy Board will adopt a written Code of Business Conduct and Ethics reinforcing our guiding principles to act with the highest level of integrity and ethical standards and setting forth our expectations regarding personal and corporate conduct for all of our directors, officers, employees and representatives.

6.D. Employees

As of June 30, 2024, we employed a total of 3,278 employees which are classified as follows:

Competency	Number of Employees	Percentage of Total Employees (%)
Management	11	0.3
Administration	61	1.9
Production	2,429	74.1
Sales and marketing	303	9.2
Research and development	65	2.0
Others	409	12.5

Total	3,278	100.0

As of December 31, 2021, 2022 and 2023, our employees totaled 2,072, 2,167 and 2,209, respectively.

We provide our employees and management with on-the-job education, training and other opportunities to improve their skills and knowledge. Newly hired employees generally attend an onboard training program, including an introduction to corporate culture, workplace safety, products and rules of conduct. Every year, all the factory-level management teams submit training proposals for specific training to be carried out. Administrative employees receive specific training relevant to their functions, such as environmental safety, accounting or internal control. For our management, we organize annual seminars and training to further develop their management skills.

We enter into employment agreements with all of our employees, covering, among other things, salaries, benefits, training and workplace safety, confidentiality obligations relating to trade secrets and grounds for termination. Our employees receive the benefits as specified under laws and regulations of applicable jurisdictions, including welfare benefits such as medical care, social security and retirement benefits, as well as other miscellaneous benefits. Employees at our production facilities in Binh Phuoc Province, Vietnam, have formed labor unions. Employees may choose whether to join the union or not.

In 2023 and the six months ended June 30, 2024, we have not experienced any major labor dispute or other labor disturbances that have interfered with our operations, and our employee relations are favorable.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of Leoch Technology shares, as of February 28, 2025, by:

•	each of Leoch Energy’s directors and executive officers; and

•	each person known to us to beneficially own more than 5% of Leoch Technology shares.

The calculations in the table below are based on 1,393,532,166 ordinary shares of Leoch Technology issued and outstanding as of February 28, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

The following sets forth the total amount of Leoch Technology shares directly or indirectly owned by Leoch Energy’s current directors, executive officers and principal shareholders based on 1,393,532,166 Leoch Technology shares outstanding as of February 28, 2025.

Holder	Leoch Technology Shares	Percentage Ownership
Directors and Executive Officers
Dr. Li DONG		72.8%
All directors and executive officers as a group		%
Principal Shareholders
Master Alliance Investment Limited(1)		72.8%
Dr. Li DONG		72.8%
RAYS Capital Partners Limited(2)		8.0%
Asian Equity Special Opportunities Portfolio Master Fund Limited		8.0%

*	Less than 1%

(1)

Represents 1,015,021,000 ordinary shares of Leoch Technology held by Master Alliance Investment Limited, a British Virgin Islands company. Master Alliance Investment Limited is wholly owned by Dr. Li DONG. The registered address of Master Alliance Investment Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents 111,286,993 ordinary shares of Leoch Technology held by RAYS Capital Partners Limited, a British Virgin Islands company. Asian Equity Special Opportunities Portfolio Master Fund Limited is deemed to be the beneficially owner of 111,286,993 Leoch Technology shares held by RAYS Capital Partners Limited. The business address of RAYS Capital Partners Limited is 18/F Club Lusitano Building, 16 Ice House Street, Central, Hong Kong. Asian Equity Special Opportunities Portfolio Master Fund Limited disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. The information set forth herein is based on the information available from the website of the Hong Kong Stock Exchange.

All of the Leoch Energy shares are currently held by Leoch Technology. In the spin-off, each Leoch Technology shareholder will receive one Leoch Energy share for every      Leoch Technology shares they held as of the Record Date for the distribution. Accordingly, following the spin-off, each director, executive officer and principal shareholders would own the following number of Leoch Energy shares.

Holder	Leoch Technology Shares	Percentage Ownership
Directors and Executive Officers
Dr. Li DONG		72.8%
All directors and executive officers as a group		%
Principal Shareholders
Master Alliance Investment Limited		72.8%
Dr. Li DONG		72.8%
RAYS Capital Partners Limited		8.0%
Asian Equity Special Opportunities Portfolio Master Fund Limited		8.0%

*	Less than 1%

To the extent our directors, officers and employees own Leoch Technology shares as of the close of business on the Record Date, they will participate in the spin-off on the same terms as other holders of Leoch Technology shares.

Except as otherwise noted, each person or entity identified above (including nominees) has sole voting and investment or dispositive power with respect to the securities they hold. Leoch Technology’s major shareholders do not have different voting rights from other shareholders.

Prior to the spin-off, 100% of our issued share capital is owned by Leoch Technology.

As of February 28, 2025, based on the Leoch Technology share register and excluding treasury shares, if any, less than 5% of our outstanding shares are expected to be held of record by residents of the United States immediately following the spin-off.

We are not aware of any arrangement that may, at a subsequent date, result in a change of our control.

6.F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

In addition to the director and executive officer compensation arrangements discussed above in “Item 6.B. Compensation,” this section describes each transaction or series of related transactions since January 1, 2022, and each currently proposed transaction in which:

•	we are, were or will be a participant; and

•

any of our directors, executive officers or beneficial owners of more than 5% of any class of our share capital, or any members of the immediate family of or any entity affiliated with any such person, had or will have a direct or indirect material interest.

Related Party Transactions with Leoch Technology

Prior to the separation, we have operated as part of Leoch Technology’s broader corporate organization rather than as a stand-alone public company and we have engaged in various transactions with Leoch Technology entities. Following the separation, we intend to continue certain relationships with Leoch Technology entities. Our arrangements with Leoch Technology entities and/or other related persons or entities as of the separation are described below.

Purchases of Raw Materials and Sales of Products

In the year ended December 31, 2023, the six months ended June 30, 2023 and June 30, 2024, our sales of products to related companies controlled by Dr. DONG Li, our chairman and chief executive officer, and Leoch Technology group amounted to US$4.8 million, US$2.2 million and US$2.6 million, respectively.

In the year ended December 31, 2023, the six months ended June 30, 2023 and June 30, 2024, our purchases of raw material from Leoch Technology group amounted to US$381.6 million, US$167.3 million and US$237.5 million, respectively. The transaction amount for our procurement of finished battery products, semi-finished products and equipment from Leoch Technology group is expected to decrease.

Loans and Receivables

As of December 31, 2023 and June 30, 2024, the outstanding amount of non-trade interest-free loans provided by Leoch Energy to Leoch Technology was US$181.0 million and US$134.9 million, respectively; and the outstanding amounts due from products sold to Leoch Technology group was US$5.6 million and US$6.4 million, respectively.

As of December 31, 2023 and June 30, 2024, the amounts due from companies owned by Dr. DONG Li, our chairman and chief executive officer, for products sold was US$0.8 million and US$1.6 million, respectively.

As of December 31, 2023 and June 30, 2024, the amounts due to Leoch Technology group include (a) US$302.6 million and US$252.3 million, respectively, from trade payables due to Leoch Technology group (b) US$53.0 million and US$96.0 million, respectively, from interest-free repayments due to Leoch Technology group from allocation of bank loan facility by Leoch Technology group.

Agreements Between Leoch Technology and Us

Following the spin-off, we and Leoch Technology will operate separately, each as an independent public company. We intend to enter into a Separation and Distribution Agreement with Leoch Technology related to the separation and distribution, and we intend to enter into several other agreements with Leoch Technology prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Leoch Technology after the spin-off. These agreements will govern the relationships between Leoch Technology and us subsequent to the completion of the spin-off and will provide for the separation of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of Leoch Technology and its subsidiaries that constitute the Leoch Energy Business and are attributable to periods prior to, at and after the separation. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Leoch Technology and the distribution of our shares to holders of Leoch Technology shares), these agreements include:

•	a Brand Licensing Framework Agreement; and

•	a Product Procurement Framework Agreement

The material agreements described below have been filed as exhibits to this Form 20-F and the summaries below set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this Form 20-F.

The terms of the agreements described below that will be in effect following the spin-off have not yet been finalized. Changes to these agreements, some of which may be material, may be made prior to the spin-off.

In addition, we intend to enter into other agreements with Leoch Technology prior to the completion of the spin-off that are not material to our business. These agreements include agreements relating to information sharing and access rights, data transfer, confidentiality and systems access, transfer of marketing authorizations, certain manufacturing quality control matters, certain leases to Leoch Technology and certain transitional distribution and other services matters, including shared premises services, as well as a third party claims and investigations management agreement. Certain terms of the third party claims and investigations management agreement are also summarized below.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Leoch Technology. The Separation and Distribution Agreement will set forth our agreements with Leoch Technology regarding the principal actions to be taken in connection with the separation and the distribution. It will also set forth other agreements that govern certain aspects of our relationship with Leoch Technology following the separation.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Leoch Technology and us as part of the separation, and will describe when and how these transfers, assumptions and assignments will occur. Some of these transfers, assumptions and assignments may occur prior to the parties’ entering into the Separation and Distribution Agreement. The Separation and Distribution Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and Leoch Technology retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Leoch Technology. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

“Leoch Energy Assets” (as defined in the Separation and Distribution Agreement), including, but not limited to, the equity interests of our subsidiaries and assets primarily (or in the case of intellectual property, exclusively) relating to the Leoch Energy Business, will be retained by or transferred to us or one of our subsidiaries, except as set forth in the Separation and Distribution Agreement or one of the other agreements described herein;

•	“Leoch Energy Liabilities” (as defined in the Separation and Distribution Agreement), including, but not limited to, the following will be retained by or transferred to us or one of our subsidiaries:

•	all of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from the Leoch Energy Business;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of the Leoch Energy Business;

•

any product liability claims or other claims of third parties to the extent relating to, arising out of or resulting from any product developed, manufactured, marketed, distributed, leased or sold by the Leoch Energy Business;

•	liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of ours or any indebtedness secured exclusively by any of Leoch Energy Assets;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent the liability arising therefrom related to matters related to the Leoch Energy Business; and

•

all other liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the SEC that are related to the separation (including this Form 20-F).

All assets and liabilities (whether accrued, contingent or otherwise) of Leoch Technology will be retained by or transferred to Leoch Technology or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the Separation and Distribution Agreement or one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.

Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither we nor Leoch Technology will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions or any other matters.

Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and any ancillary agreements are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances; Separation of Guarantees

To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and other transaction agreements. Additionally, we and Leoch Technology will use commercially reasonable efforts to remove us and our subsidiaries as a guarantor of liabilities retained by Leoch Technology and its subsidiaries and to remove Leoch Technology and its subsidiaries as a guarantor of liabilities to be assumed by us.

Treatment of Certain Contracts

Certain contracts are to be assigned, novated, amended or cloned to facilitate the separation of our business from Leoch Technology. If such contracts may not be assigned, novated, amended or cloned, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time after the separation is complete.

Release of Claims and Indemnification

Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.

The Separation and Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the Separation and Distribution Agreement with us and financial responsibility for the obligations and liabilities allocated to Leoch Technology under the Separation and Distribution Agreement. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•	the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the Separation and Distribution Agreement;

•	the assets the indemnifying party assumed or retained pursuant the Separation and Distribution Agreement;

•	the operation of the indemnifying party’s business, whether prior to, at, or after the distribution; and

•

any breach by the indemnifying party of any provision of the Separation and Distribution Agreement or any ancillary agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Insurance

Following the separation, we will continue to maintain at our own cost our own insurance coverage.

Additional Covenants

We and Leoch Technology have both agreed to comply with the following additional covenants until the date on which the distribution occurs (except with respect to the third covenant listed below, which the parties have agreed to comply with until the expiration of the term of the Brand License Agreement):

•

to the extent that either party is a party to any contracts that provide that certain actions or inactions of its affiliates may result in our being in breach of such contracts, such party may not take any actions that reasonably could result in it being in breach of such contracts;

•

without the other party’s prior written consent, no member of a party shall enter into any contract that binds or imposes any liabilities on any member (or any director, officer or employee of any member) of its group; and

•	each party is required to take certain actions to comply with anti-corruption law.

Dispute Resolution

If a dispute arises between us and Leoch Technology under the Separation and Distribution Agreement, the counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the Separation and Distribution Agreement, the dispute will be resolved through binding confidential arbitration.

Term/Termination

The Separation and Distribution Agreement may be terminated at any time prior to the distribution by Leoch Technology in its sole discretion, and at any time after the distribution by an agreement in writing signed by us and Leoch Technology.

Treatment of Intercompany Loans and Advances

Upon the completion of the separation, all loans and advances between Leoch Technology or any subsidiary of Leoch Technology (other than us and our subsidiaries), on the one hand, and us or any of our subsidiaries, on the other hand, will be terminated other than certain loans and advances that are scheduled to the Separation and Distribution Agreement to remain outstanding following the separation.

Other Matters Governed by the Separation and Distribution Agreement

Other matters governed by the Separation and Distribution Agreement include, but are not limited to, confidentiality and access to and provision of records and treatment of outstanding guarantees and similar credit support.

Conditions

The Separation and Distribution Agreement will also provide that the following conditions must be satisfied or waived by Leoch Technology, in its sole and absolute discretion after consulting in good faith with us and after reasonably considering our views (which we shall promptly provide in good faith), before the separation can occur:

•

the Leoch Technology Board shall have authorized and approved the distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our ordinary shares to Leoch Technology Shareholders;

•	Leoch Technology shall have obtained the approval of the distribution by its shareholders;

•	the Separation and Distribution Agreement and the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	the internal reorganization contemplated by the Separation and Distribution Agreement shall have been completed;

•

the SEC shall have declared effective our registration statement on this Form 20-F, and no stop order suspending the effectiveness of our registration statement shall be in effect and no proceedings for that purpose shall be pending before, or threatened by, the SEC;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution shall be in effect, and

•	no other event outside the control of Leoch Technology shall have occurred or failed to occur that prevents the consummation of the distribution;

•	NASDAQ shall have approved our listing application, subject to official notice of issuance; and

•	all necessary actions and filings with regard to applicable state securities or “blue sky” laws shall have been taken.

The foregoing description of the Separation and Distribution Agreement is subject to and qualified in its entirety by reference to the full text of the Separation and Distribution Agreement, the form of which is filed as Exhibit 10.4 to this registration statement.]

Brand Licensing Agreement

It is expected that Leoch Technology and Leoch Energy will enter into a brand licensing framework agreement (the “Brand Licensing Framework Agreement”), pursuant to which Leoch Technology will grant to Leoch Energy the exclusive rights to develop, produce, and sell products under the Licensing Brands in the Global Markets. The initial term of the Brand Licensing Framework Agreement is expected to be three years, subject to renewal upon parties’ agreement.

The licensing arrangements will enable Leoch Energy to obtain exclusive rights, and would allow it to use the Licensing Brands to develop its business and reputation through distributing products in the Global Markets.

Principal terms of the Brand Licensing Framework Agreement:

•	Leoch Technology to license the Licensing Brands to Leoch Energy for its sales of products exclusively in the Global Markets; and

•	Leoch Energy to exclusively promote and distribute products under the Licensing Brands (i.e., sales, marketing and distribution) in the Global Markets, and pay license royalties to Leoch Technology.

Pricing term:

The license royalty under the Brand Licensing Framework Agreement will be determined among the respective parties from time to time on an arm’s length basis.

The royalties under the Brand Licensing Framework Agreement to be paid by Leoch Technology to Leoch Energy is currently expected to be RMB6,000,000 per annum which is subject to adjustments from time to time upon arm’s length negotiations between Leoch Energy and Leoch Technology, and have made reference to (a) the positioning of the relevant products under the Licensing Brands in the end-market, (b) the duration such products have been present in the relevant market and the product introduction strategy, and (c) such other factors as Leoch Technology and Leoch Energy may deem relevant.

Product Procurement Framework Agreement

It is expected that Leoch Energy and Leoch Technology will enter into a product procurement framework agreement (the “Product Procurement Framework Agreement”) with an initial term of three years, pursuant to which Leoch Technology would manufacture and provide finished battery products to Leoch Energy for its further sales in the Global Markets, and charge the purchase amount plus a mark-up rate.

Pricing terms:

Leoch Energy will pay to Leoch Technology purchase fees, being the cost amount of Leoch Technology with a mark-up rate. Such mark-up rate for the purchase fees under the Product Procurement Framework Agreement shall be determined by Leoch Technology and Leoch Energy on an arm’s length basis, with reference to (i) the ascribed mark-up rates as reflected in the financials of Leoch Energy (which have been prepared on a pro forma basis as if Leoch Energy has been separated from Leoch Technology throughout the financial years of 2021 to 2023) for the purchase of battery products from Leoch Technology; and (ii) the cost and expense for Leoch Technology for manufacturing these products.

It is submitted that the pricing terms under the Product Procurement Framework Agreement are fair and reasonable to both Leoch Technology and Leoch Energy.

In 2023 and the six months ended June 30, 2023 and 2024, the transaction amount for Leoch Energy’s procurement of raw material from Leoch Technology were US$381.6 million, US$167.3 million and US$237.5 million, respectively.

The Product Procurement Framework Agreement is expected to be entered into as a transitional arrangement between Leoch Technology and Leoch Energy upon completion of the proposed spin-off. Whilst there will be such on-going continuing connected transactions between Leoch Energy and Leoch Technology with respect to the procurement of products from Leoch Technology, Leoch Energy will gradually establish its own manufacturing base and expand production capacity for the production of its products. Therefore, it is expected that the transaction amounts under the Product Procurement Framework Agreement will decrease progressively in the near future.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Combined Statements and Other Financial Information

Please refer to pages F-1 through F-30 of this Form 20-F.

Legal Proceedings

From time to time, we may be involved in various legal proceedings arising from the ordinary course of business activities. We are not presently a party to any litigation the outcome of which we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition and results of operations.

In addition, under the Separation and Distribution Agreement to be entered into with Leoch Technology in connection with the spin-off, Leoch Technology has agreed to indemnify us for certain litigation claims to which certain of our subsidiaries are named the defendant or party.

8.B. Significant Changes

A discussion of significant changes in our business can be found under Item 4.A. “Information on Leoch Technology—History and Development of Leoch Technology,” Item 4.B. “Information on Leoch Technology—Business Overview” and Item 5.A. “Operating and Financial Review and Prospects—Results of Operations.”

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

We are distributing our ordinary shares, par value $0.000005 per share. Our shares do not have any price history.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

It is expected that our shares will be listed for trading on the [NASDAQ] under the symbol “    ” and the ISIN code      and CUSIP code     .

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

As of the date of this Form 20-F, our authorized share capital is US$50,000 divided into 10,000,000,000 ordinary shares of par value of US$0.000005 each. Upon consummation of the spin-off, we will have      ordinary shares of par value US$0.000005 each issued and outstanding. No additional shares will be issued in connection with this registration statement. Such amount does not give effect to any shares to be issued pursuant to the physical delivery forward transaction or Dilution Protection Agreements.

For the purposes of this section, references to “shareholders” means those shareholders whose names and number of shares are entered in our register of members. Only persons who are registered in our register of members are recognized under Cayman Islands law as shareholders of our company. As a result, only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders.

Upon consummation of the spin-off, we will have only one class of shares issued and outstanding, which will have identical rights in all respects and rank equally with one another.

All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares.

For further information on our shares, see “Item 10.B. Memorandum and Articles of Association.”

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (Revised) of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands.

We plan to adopt an amended and restated memorandum and articles of association (the “Post-Listing M&AA”), which will become effective and replace the current effective memorandum and articles of association in its entirety immediately prior to completion of the spin-off. Our authorized share capital immediately prior to completion of the spin-off will be US$50,000 divided into 10,000,000,000 ordinary shares of a par value of US$0.000005. All awards under our employee share incentive plans to be adopted from time to time, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our Post-Listing M&AA and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective immediately prior to the completion of the spin-off.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbor Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, or at such other location as the Directors may from time to time determine.

The objects for which the our company is established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Board of Directors

See “Item 6 Directors, Senior Management and Employees.”

Ordinary shares

General. Our authorized share capital immediately prior to completion of the spin-off will be US$50,000 divided into 10,000,000,000 ordinary shares of a par value of US$0.000005 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold, transfer and vote their ordinary shares.

Dividends. Subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of our company lawfully available therefor. Subject to any rights and restrictions for the time being attached to any shares, our company by an ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Subject to any rights and restrictions for the time being attached to any share, on a poll every shareholder present at the meeting shall have one (1) vote for each share of which such shareholder is the holder. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting, present at the meeting, shall be a quorum for all purposes. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Post-Listing M&AA provide that we may (but are not obliged to) in each calendar year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. We plan to rely on “home-country exemption” provided under the Listing Rules of the NASDAQ Global Market and do not intend to hold an annual shareholders’ meeting during each fiscal year. All general meetings, other than an annual general meetings, shall be called an extraordinary general meetings. The chairman or the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our company. A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding Shares that as at the date of the deposit carry the right to vote at general meetings of our company. At least seven (7) calendar days’ notice shall be given for any general meeting in accordance with our Post-Listing M&AA.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of our company, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of our company of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution will be required for important matters such as a change of name or making changes to our Post-Listing M&AA.

Transfer of Ordinary Shares. Subject to the restrictions in our Post-Listing M&AA as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in their absolute discretion, decline to register any transfer of shares which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the [NASDAQ] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three calendar months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of [NASDAQ], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, always that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation. If our company shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise.

Calls on Ordinary Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar clear days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by an ordinary resolution of our shareholders, or are otherwise authorized by our articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following the date on which the payment is proposed to be made, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares. Our Post-Listing M&AA authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Post-Listing M&AA also provide that our directors may issue from time to time, out of the authorised share capital of our company (other than the authorised but unissued shares), series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series.

Anti-Takeover Provisions. Some provisions of our Post-Listing M&AA may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to determine the terms and rights of such preferred shares without approval by our shareholders.

Changes in Capital. We may by ordinary resolution:

•	increase the share capital by new shares of such amount as we think expedient;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of an amount smaller than that fixed by our memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

We may by special resolution, reduce our share capital or any capital redemption reserve in any manner authorised by the Companies Act.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Register of Members. Under the Companies Act, we must keep a register of members and there should be entered therein:

•

the names and addresses of our members, and a statement of the shares held by each member, which shall include: (i) the amount paid or agreed to be considered as paid on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the memorandum and articles of association, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Choice of Forum

Our Post-Listing M&AA provide that, for the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to our company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or the shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our articles of association including but not limited to any purchase or acquisition of shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against our company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognised under the laws of the United States from time to time). Our also provide that, unless our company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company.

This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the federal securities laws of the United States) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our Post-Listing M&AA. Additionally, any person or entity purchasing or otherwise acquiring any shares or other securities in our company, or purchasing or otherwise acquiring the shares issued pursuant to deposit agreements, cannot waive compliance with the federal securities laws of the United States and the rules and regulations thereunder with respect to claims arising under the Securities Act and shall be deemed to have notice of and consented to the provisions of such article in our Post-Listing M&AA.

For more information on the risks associated with our choice of forum provision, see “Item 3. Risk Factors—Risks Related to Ownership of Our Ordinary Shares—Forum selection provisions in our post-listing memorandum and articles of association could limit the ability of holders of our shares or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, and potentially others.”

Comparison of Shareholder Rights

The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every shareholder of that Cayman subsidiary to be merged unless that shareholder agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of such shareholder’s shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest individual of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, Cayman Islands courts can be expected to follow and apply common law principles that permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Post-Listing M&AA provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct for indemnification is generally the same as permitted under the Delaware General Corporation Law (the “DGCL”) for a Delaware corporation.

In addition to such indemnification, we have obtained a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

We have entered into indemnification agreements with each of our directors and officers that provide such persons with additional indemnification beyond that provided in our Post-Listing M&AA.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to us, our directors, our officers or persons who control us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, directors must inform themselves of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that directors act in a manner they reasonably believe to be in the best interests of the corporation. They must not use their corporate positions for personal gain or advantage. This duty prohibits self-dealing by directors and mandates that the best interest of a corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation and accomplished through fair process.

As a matter of Cayman Islands law, directors of a Cayman Islands company are in the position of fiduciaries with respect to the company, and therefore it is considered that they owe the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on their position as directors (unless the company permits them to do so), a duty not to put themselves in a position where the interests of the company conflict with their personal interests or their duties to third parties and a duty to exercise powers for the purpose for which such powers were intended. Directors of a Cayman Islands company owe to the company a duty to act with skill and care. It was previously considered that directors need not exhibit in the performance of their duties a greater degree of skill than may reasonably be expected from people of their knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act provides that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held, however our Post-Listing M&AA provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Post-Listing M&AA provide that the chairman or the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our company. Our Post-Listing M&A also provide that a shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of our company.

Cumulative Voting

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is only permitted if the corporation’s certificate of incorporation specifically provides for it.

There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our Post-Listing M&AA do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the DGCL, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our Post-Listing M&AA provide that a director may be removed from office by an ordinary resolution (except with regard to the removal of a director who is the chairman, who may be removed from office by a special resolution), notwithstanding anything in our articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under such agreement. The office of a director shall be vacated, if such director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders

The DGCL contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, our directors are required to comply with fiduciary duties which they owe to us under Cayman Islands law, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its shareholders or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. The courts of the Cayman Islands have the authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Post-Listing M&AA, whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Post-Listing M&AA, our memorandum and articles of association may only be amended by special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Post-Listing M&AA on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Post-Listing M&AA governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

For information concerning our material contracts, see “Item 4. Information on Leoch Technology,” “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

10.D. Exchange Controls

There are currently no exchange control restrictions in effect in Cayman Islands or major jurisdictions where we operate.

10.E. Taxation

The following summary contains a description of Cayman Islands and U.S. federal income tax consequences of the ownership and disposition of our ordinary shares. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to ownership of our ordinary shares, it is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and the United States and regulations thereunder as of the date hereof, which are subject to change.

Holders of our ordinary shares should consult their tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the ownership and disposition of our ordinary shares, including any other tax consequences under the laws of their country of citizenship, residence or domicile.

Cayman Islands Tax Considerations

The following is a discussion of certain Cayman Islands tax consequences of an investment in our ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances and does not consider tax consequences other than those arising under Cayman Law.

Under Existing Cayman Law

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issuance of our ordinary shares or on an instrument of transfer in respect of an ordinary share.

Singapore Tax Considerations

Dividends or Other Distributions with Respect to Ordinary Shares. Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company will be income tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Capital Gains upon Disposition of Ordinary Shares. Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our Ordinary Shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from or are otherwise connected with activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.

Corporate Income Tax. Companies that carry on business in Singapore are subject to a flat rate of 17% of the companies’ chargeable income. Chargeable income refers to the companies’ taxable income (after deducting tax-allowable expenses).

Goods and Services Tax. Goods and Services Tax is charged at 9% on the supply of goods and services made in Singapore by a taxable person in the course or furtherance of one’s business and the importation of goods into Singapore.

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of our ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire our ordinary shares.

This discussion applies only to a U.S. Holder that (i) was not a shareholder of Leoch Technology at any time prior to the completion of the spin-off transaction (and thus became a holder of our ordinary shares after the spin-off transaction) and (ii) holds our ordinary shares as capital assets for U.S. federal income tax purposes.

We have not analyzed, or received an opinion or ruling regarding (i) the U.S. tax treatment of the spin-off transaction or any transaction entered into in contemplation thereof or (ii) our or Leoch Technology’s passive foreign investment company (“PFIC”) status for the current or any prior taxable year, each of which could be relevant to a U.S. person that acquired our ordinary shares pursuant to the spin-off transaction. U.S. Shareholders of Leoch Technology that received our ordinary shares in the spin-off transaction should consult their tax advisers regarding the U.S. tax consequences of the spin-off and all related transactions, as well as the U.S. tax consequences of owning or disposing of our ordinary shares in general and in their particular circumstances, as they may differ significantly from the tax considerations described below.

In addition, this discussion does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, “individual retirement accounts,” or “Roth IRAs”;

•	persons that own or are deemed to own ordinary shares representing 10% or more of our stock by vote or value;

•	persons that acquired ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of our ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion does not address any state, local or non-U.S. tax considerations, or any federal taxes (such as estate or gift taxes) other than income taxes.

This discussion assumes that no non-U.S. tax will be impose on distributions on, or dispositions of, our ordinary shares. U.S. Holders should consult their tax advisers on the U.S. federal income tax consequences to them if any such non-U.S. tax were so imposed.

As used herein, a “U.S. Holder” is a person that acquired our ordinary shares after the spin-off transaction and is, for U.S. federal income tax purposes, a beneficial owner of the ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Except as described below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not be, a PFIC for any taxable year.

Taxation of Distributions

We currently do not intend to make distributions to our shareholders. Distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders of ordinary shares may be taxable at a preferential rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this preferential tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Dividends will be treated as foreign source income for purposes of the foreign tax credit rules.

Sale or Other Taxable Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ordinary shares in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain royalties derived in an active business), and certain investment gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) are generally characterized as active assets to the extent associated with business activities that produce active income.

Based on the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we do not expect to be a PFIC for our 2025 taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the average value of our assets from time to time, including the value of our goodwill and other intangible assets (which may be determined, in part, by reference to our market capitalization, which could be volatile). Consequently, there can be no assurance that we will not be a PFIC for any taxable years.

If we are a PFIC for any taxable year and any entity in which we own equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to adverse U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder does not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns or is deemed to own the ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares will be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ordinary shares exceed 125% of the average of the annual distributions on the ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns the ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we are a PFIC for any taxable year and if the ordinary shares are “regularly traded” on the [NASDAQ], a U.S. Holder that owns ordinary shares could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ordinary shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ordinary shares is traded on the [NASDAQ] on at least 15 days during each calendar quarter. If a U.S. Holder of ordinary shares makes the mark-to-market election, for each taxable year that we are a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of such U.S. Holder’s taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of such U.S. Holder’s taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ordinary shares will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the IRS’s consent, or the ordinary shares cease to be regularly traded on a qualified exchange. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances in the case that we are a PFIC for any taxable year. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ordinary shares given that we may have Lower-tier PFICs, and there is no provision in the Code or Treasury regulations that would enable a U.S. Holder to make a mark-to-market election with respect to any Lower-tier PFICs the shares of which are not regularly traded.

If we are a PFIC (or are treated as a PFIC with respect to a U.S. Holder) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

If we are a PFIC for any taxable year during which a U.S. Holders owns any ordinary shares, the U.S. Holder will generally be required to file annual reports with the IRS. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of ordinary shares, or non-U.S. accounts through which the ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares.

10.F. Dividends and Paying Agents

For a discussion of the declaration and payment of dividends on our shares, see “Item 10.B. Memorandum and Articles of Association—Dividends.”

The paying agent for our shares is      .

10.G. Statement by Experts

The combined financial statements of Leoch Energy Inc at December 31, 2023 and for the year then ended, appearing in this Registration Statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

10.H. Documents on Display

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

Upon completion of the spin-off, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. In addition, as of the first day of listing of our shares on the [NASDAQ], copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from our website, which will be operational at or prior to the spin-off. The information that will be contained on our website is not a part of this Form 20-F.

As a foreign private issuer, we will be exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our combined financial statements prepared in accordance with GAAP. Our annual report will contain an “Operating and Financial Review and Prospects” section for the relevant periods.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

Concentration of credit risk

Financial assets that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and amounts due from related parties. We place our cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2023, and June 30, 2024, the aggregate amount of cash and cash equivalents of US$20.8 million and US$12.4 million, respectively, were held at major financial institutions located in Singapore, and US$10.7 million and US$9.7 million, respectively, were deposited with major financial institutions located outside Singapore. We continue to monitor the financial strength of these financial institutions. We regularly monitor the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. We mitigate customer credit risk by performing periodic credit evaluations on our customers and ongoing monitoring of outstanding balances. We maintain reserves for estimated credit losses, and these losses have generally been within our expectations. As of December 31, 2023, we had no single customer with a receivable balance exceeding 10% of the total accounts receivable balance. There was no single customer that generated greater than 10% of total revenues for the year ended December 31, 2023.

Amounts due from related parties are typically unsecured. In evaluating the collectability of the amounts due from related parties, we consider many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for credit losses is made when collection of the full amount is no longer probable.

Concentration of suppliers

A significant portion of our raw materials were purchased from two suppliers, one of which is our Leoch Technology group set out in “Note 14. Related party transactions” to our combined financial statements included elsewhere in this Form 20-F, who collectively accounted for 79%, 82%, and 88% of our total equipment and raw materials purchases for the years ended December 31, 2023, and six months ended June 30, 2023 and 2024, respectively. A significant interruption by these suppliers in the delivery of equipment and raw materials could impair our ability to deliver the products and services and could materially adversely impact our combined statements of income and other comprehensive income and combined statements of financial position. We minimize such risk by introducing alternative suppliers to ensure a constant supply.

Business and economic risk

We believe that changes in any of the following areas could have a material adverse effect on our future combined financial position, results of operations, or cash flows: changes in the overall demand for services, competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with our ability to attract employees necessary to support our growth. Our operations could also be adversely affected by significant political, regulatory, economic, and social uncertainties in the Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific regions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not Applicable.

12.B. Warrants and Rights

Not Applicable.

12.C. Other Securities

Not Applicable.

12.D. American Depositary Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

Not applicable.

16.A. Audit Committee and Financial Expert

Not applicable.

16.B. Code of Ethics

Not applicable.

16.C. Principal Accountant Fees and Services

Not applicable.

16.D. Exemptions From the Listing Standards for Audit Committees

Not Applicable.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

16.F. Change in Registrant’s Certifying Accountant

None.

16.G. Corporate Governance

Not applicable.

16.H. Mine Safety Disclosure

Not applicable.

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

16.J. Insider trading policies

Not applicable.

16.K. Cybersecurity

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Historical Combined financial statements

Please refer to pages F-1 through F-30 of this Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

Exhibit Number	Description

1.1*	Form of Post-Listing M&AA, to be in effect immediately prior to the completion of the separation and distribution.

2.1*	Form of Specimen Share Certificate for Leoch Energy Inc’s Ordinary Shares

2.2*	Form of Separation and Distribution Agreement by and between Leoch International Technology Ltd and Leoch Energy Inc

4.1*	Form of Brand Licensing Framework Agreement

4.2*	Form of Product Procurement Framework Agreement

4.3*	Form of Indemnification Agreement, between the Registrant and each of its Directors and Executive Officers

4.4*	Form of Employment Agreement, between the Registrant and each of its Executive Officers

8.1*	List of Subsidiaries

11.1*	Form of Code of Business Conduct and Ethics

15.1*	Opinion of Harney Westwood & Riegels

15.2*	Consent of Harney Westwood & Riegels (included in Exhibit 15.1)

15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.4*	Leoch International Technology Ltd Circular

15.5*	Consent of , as director nominee

99.1*	Consent of Frost & Sullivan

*	To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Leoch Energy Inc

By:
Name: Li DONG
Title: Chairman and Chief Executive Officer

Date:    , 2025

LEOCH ENERGY INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Leoch Energy Inc

Opinion on the Financial Statements

We have audited the accompanying combined balance sheet of Leoch Energy Inc (the Company) as of December 31, 2023, the related combined statement of comprehensive income, shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2024.

Shenzhen, the People’s Republic of China

March 28, 2025

LEOCH ENERGY INC

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

		As of December 31, 2023	As of June 30, 2024
	Notes	(Audited)	(Unaudited)
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		31,499	22,012
Accounts receivable, net	4	173,940	177,060
Inventories, net	5	111,067	137,492
Amounts due from related parties	14	6,402	7,997
Prepayments and other current assets	6	86,729	116,621

Total current assets		409,637	461,182

Non-current assets:
Property and equipment, net	7	50,929	68,082
Intangible assets, net		2,717	2,363
Goodwill		214	180
Operating right-of-use assets	8	7,975	13,304
Deferred tax assets	11	1,529	4,013
Amounts due from related parties	14	180,990	134,903
Other non-current assets	9	10,587	15,155

Total non-current assets		254,941	238,000

Total assets		664,578	699,182

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		18,745	15,141
Customer deposits		10,646	15,818
Short-term loans	10	49,800	50,900
Accrued liabilities and other current liabilities		6,421	6,188
Current portion of operating lease liabilities	8	1,750	3,000
Amounts due to related parties	14	302,619	252,315
Income tax payable		15,742	22,637

Total current liabilities		405,723	365,999

Non-current liabilities:
Amounts due to related parties	14	52,990	95,990
Long-term loans	10	1,542	1,038
Non-current portion of operating lease liabilities	8	4,080	8,349
Deferred tax liabilities	11	509	522

Total non-current liabilities		59,121	105,899

Total liabilities		464,844	471,898

LEOCH ENERGY INC

COMBINED BALANCE SHEETS (continued)

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

		As of December 31, 2023	As of June 30, 2024
	Notes	(Audited)	(Unaudited)
		US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)

Commitments and contingencies	12

Shareholders’ equity:
Ordinary shares (par value of US$0.000005 per share as of the date of submission; 10,000,000,000 shares authorized, 1 share issued and outstanding as of the date of submission)	13	—	—
Additional paid-in capital		29,489	40,995
Retained earnings		170,079	185,573
Accumulated other comprehensive loss		(529)	(480)

Total Leoch Energy Inc’s shareholders’ equity		199,039	226,088

Noncontrolling interests		695	1,196

Total shareholders’ equity		199,734	227,284

Total liabilities and shareholders’ equity		664,578	699,182

The accompanying notes are an integral part of the combined financial statements.

LEOCH ENERGY INC

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

		Six months ended June 30, 2023	Year Ended December 31, 2023	Six months ended June 30, 2024
	Notes	(Unaudited)	(Audited)	(Unaudited)
		US$	US$	US$
Revenues (including related party amounts of US$2,216, US$4,760 and US$2,627, for the six months ended June 30, 2023, year ended December 31, 2023 and six months ended June 30, 2024, respectively)	3	295,232	694,984	398,231
Cost of revenues (including related party amounts of US$99,061, US$264,330 and US$145,896 for the six months ended June 30, 2023, year ended December 31, 2023 and six months ended June 30, 2024, respectively)		(255,647)	(592,877)	(338,411)

Gross profit		39,585	102,107	59,820

Operating expenses
Research and development expenses		(1,173)	(7,707)	(1,514)
Selling and marketing expenses		(12,440)	(25,265)	(15,596)
General and administrative expenses		(7,446)	(15,888)	(8,938)

Total operating expenses		(21,059)	(48,860)	(26,048)

Income from operations		18,526	53,247	33,772

Interest income		35	130	75
Interest expense		(1,409)	(4,574)	(4,927)
Foreign exchange loss, net		(726)	(1,096)	(4,715)
Others, net		428	1,634	52

Income before income taxes		16,854	49,341	24,257

Income tax expenses	11	(3,099)	(9,072)	(8,165)

Net income		13,755	40,269	16,092

Less: net income attributable to noncontrolling interests		285	1,362	598

Net income attributable to Leoch Energy Inc’s shareholders		13,470	38,907	15,494

Earnings per share, basic and diluted		13,470	38,907	15,494
Weighted average shares used in computing earnings per share, basic and diluted		1	1	1

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		1,916	1,995	(48)

Total comprehensive income		15,671	42,264	16,044

Less: comprehensive income attributable to noncontrolling interests		117	1,234	501

Comprehensive income attributable to Leoch Energy Inc’s shareholders		15,554	41,030	15,543

The accompanying notes are an integral part of the combined financial statements.

LEOCH ENERGY INC

COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023 AND JUNE 30, 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

	Attributable to Leoch Energy Inc
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
	Number of shares	Amount
		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2023	—	—	9,250	131,172	(2,652)	137,770	(539)	137,231

Net income	—	—	—	38,907	—	38,907	1,362	40,269
Contribution from the Parent(i)	—	—	20,239	—	—	20,239	—	20,239
Translation adjustments	—	—	—	—	2,123	2,123	(128)	1,995

Balance as of December 31, 2023	—	—	29,489	170,079	(529)	199,039	695	199,734

Net income	—	—	—	15,494	—	15,494	598	16,092
Contribution from the Parent(i)			11,506	—	—	11,506	—	11,506
Translation adjustments	—	—	—	—	49	49	(97)	(48)

Balance as of June 30, 2024 (unaudited)	—	—	40,995	185,573	(480)	226,088	1,196	227,284

(i)	Contribution represent non-cash expenses allocated from the Parent

The accompanying notes are an integral part of the combined financial statements.

LEOCH ENERGY INC

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

	Six months ended June 30, 2023	Year Ended December 31, 2023	Six months ended June 30, 2024
	(Unaudited)	(Audited)	(Unaudited)
	US$	US$	US$
Cash flows from operating activities:
Net income	13,755	40,269	16,092
Adjustments to reconcile net income to net cash used in operating activities:
Fair value gain/(loss) from derivative contract	537	(154)	10
Non-cash expenses allocated from the Parent	6,644	20,239	11,506
Depreciation of property and equipment	3,792	6,723	3,762
Loss from disposal of property and equipment	—	2	—
Non-cash operating lease expense	951	1,954	1,622
Amortization of intangible assets	358	451	334
Deferred tax expense	(448)	(739)	(2,477)
Provision for allowance for credit losses	299	668	1,104
Impairment of inventories	94	523	192
Foreign exchange (gain)/loss, net	(164)	34	1,153

Changes in operating assets and liabilities:
Accounts receivable	1,564	(42,614)	(5,262)
Inventories, net	(23,521)	(34,862)	(27,602)
Prepayments and other current and non-current assets	(9,738)	(2,184)	(31,920)
Amounts due from related parties	2,843	716	(1,507)
Amounts due to related parties	32,981	25,168	(47,525)
Accounts payable	7,649	13,954	(3,481)
Operating lease right-of-use assets	(1,627)	(2,255)	(7,255)
Other payables and accruals	1,872	2,170	5,589
Tax payable	2,381	3,198	7,780
Operating lease liabilities	518	31	4,536

Net cash provided by/(used in) operating activities	40,740	33,292	(73,349)

Cash flows from investing activities:
Purchases of property and equipment	(2,279)	(17,968)	(26,354)
Loans provided to related parties	(42,954)	(106,562)	(39,023)
Repayment of loans provided to related parties	—	39,298	85,110
Purchases of intangible asset	—	(6)	(20)
Proceeds from disposal of property and equipment	1,422	1,452	634

Net cash (used in) / provided by investing activities	(43,811)	(83,786)	20,347

Cash flows from financing activities:
Proceeds from short-term loans and long-term loans	210,237	215,227	153,273
Loans borrowed from related parties	—	52,990	43,000
Repayment of short-term borrowings and long-term borrowings	(208,112)	(207,335)	(152,449)

Net cash provided by financing activities	2,125	60,882	43,824

LEOCH ENERGY INC

COMBINED STATEMENTS OF CASH FLOWS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

	Six months ended June 30, 2023	Year Ended December 31, 2023	Six months ended June 30, 2024
	(Unaudited)	(Audited)	(Unaudited)
	US$	US$	US$
Effect of exchange rate on cash and cash equivalents	129	584	(309)

Net (decrease)/increase in cash and cash equivalents	(817)	10,972	(9,487)
Cash and cash equivalents at the beginning of year	20,526	20,527	31,499

Cash, cash equivalents at the end of year	19,709	31,499	22,012

Supplemental disclosures of cash flow information:
Income taxes paid	(1,166)	(6,613)	(2,862)
Interest expense paid	(1,330)	(3,328)	(3,297)

The accompanying notes are an integral part of the combined financial statements.

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

1. Organization and principal activities

Leoch Energy Inc (the “Company” and where appropriate, the term “Company” also refers to its subsidiaries) was incorporated in the Cayman Islands on July 19, 2024 as an exempted company with limited liability under the Companies Act of the Cayman Islands. The Company is a wholly-owned subsidiary of Leoch International Technology Limited (“LIT” or the “Parent”) and designs, develops and sells various battery products.

The Parent undertook a series of restructuring transactions to establish the Company as the parent company of LIT’s overseas markets (the “Global Markets”) including Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific regions (excluding Mainland China, Hong Kong and Macau, or “Asia-Pacific”) (collectively, the “Group”). As part of the restructuring, the Company acquired the Global Markets business from Leoch International Investments, an intermediary subsidiary of the Parent, for total purchase consideration of US$38,688.

As the transfer of the Global Markets were between entities under common control of Dr. Dong Li (the “Founder”), the transaction was accounted for in a manner similar to a pooling of interests with the assets and liabilities of the Global Markets carried over at their historical amounts. Therefore, the accompanying combined financial statements include the assets, liabilities, revenue, expenses, and cash flows that are directly attributable to the Group for all periods presented and have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

The Group’s combined statements of comprehensive income include all revenues, costs and expenses directly attributable to the Global Markets, including those expenses incurred by the Parent and its subsidiaries, but not solely relating to the Global Markets, reflecting allocations of shared expenses from the Parent to the Group. These allocated expenses primarily relate to costs incurred on support functions that historically have been borne by the Parent, such as payroll expenses and other expenditures for research and development, office rental expenses, office utilities, information technology support and certain corporate functions including senior management, finance, legal and human resources and other shared expenses. The allocations were made on a direct usage basis when identifiable, while the remainder were allocated using applicable cost drivers where specific identification was not determinable. These allocations were made on a basis considered reasonable by management but may differ from actual costs which would have been incurred if the Group operated independently during the periods presented. The following table set forth the expenses allocated from the Parent for the year ended December 31, 2023 and the six-months ended June 30, 2023 and 2024.

	For the six-months ended June 30, 2023	For the year ended December 31, 2023	For the six-months ended June 30, 2024
	(Unaudited)	(Audited)	(Unaudited)
	US$	US$	US$
Research and development expenses	1,173	7,707	1,514
Selling and marketing expenses	3,068	5,963	3,092
General and administrative expenses	731	2,177	1,384
Interest expense	—	1,177	3,389
Cost of revenues	1,672	3,215	2,127

Total	6,644	20,239	11,506

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

1. Organization and principal activities (continued)

Prior to the restructuring, the Parent allocated cash proceeds from debt and equity financing on an as-needed basis between the Global Markets and the Parent’s other subsidiaries. As a result, the Group’s historical financial information may not be indicative of future results of operations, financial position, shareholders’ equity and cash flows had the Group operated as a stand-alone entity and contracted at arm’s length with unrelated parties for funding.

As of June 30, 2024, the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Leoch International Holding Pte. Limited	April 21, 2011	Singapore	100%	Investment holding
Leoch Battery Pte. Ltd.	April 5, 2010	Singapore	100%	Sale of lead-acid batteries
Leoch Battery Corporation	June 17, 2003	United States	100%	Sale of lead-acid batteries
Energymax Power (M) Sdn Bhd	July 10, 2016	Malaysia	51%	Manufacture and sale of lead-acid batteries
Leoch Super Power (Vietnam) Limited	September 29, 2017	Vietnam	100%	Manufacture and sale of lead-acid batteries
Leoch Battery (Vietnam) Limited	September 29, 2017	Vietnam	100%	Manufacture and sale of lead-acid batteries

2. Summary of Significant Accounting Policies

Basis of presentation

Management has not historically prepared standalone financial statements for the Group. The combined financial statements of the Group have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”). There was no controlling financial interest held by the Company over the entities that comprise the Company’s Global Markets for any periods presented. Hence, the Company prepared its financial statements on a combined basis which included the financial statements of the Company and those entities comprising the Global Markets. All significant intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the combined financial statements and accompanying notes. Significant accounting estimates reflected in the combined financial statements include allowance for credit losses of accounts receivable and incremental borrowing rates for leases. Management bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could differ from those estimates.

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Foreign currency

The functional currency of the Company and its subsidiaries in Singapore and United States is the United States Dollar (“US$”). The functional currencies of the Company’s other subsidiaries are their respective local currencies, which are determined based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters (“ASC 830”). The Group’s reporting currency is US$.

Transactions in currencies other than the functional currency are remeasured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange prevailing at the balance sheet dates. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are recognized in the combined statements of comprehensive income during the period or year in which they occur.

The Group translates the financial statements of each entity into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income, as a component of shareholders’ equity

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Accounts receivable, net

Accounts receivable, net, are stated at the invoiced amount, net of allowance for credit losses in accordance with ASC 326, Credit Losses (“ASC 326”). The Group records the allowance for credit losses as an offset to accounts receivable, with estimated credit losses charged to “General and administrative expenses” in the combined statements of comprehensive income. The Group estimates credit losses by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on customer type, region and assessed credit risk based on the Group’s ongoing credit evaluation and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. The Group applies a migration roll rate method that considers historical collectability based on past due status, the age of the accounts receivable balances, current economic conditions, and reasonable and supportable forecasts of future economic conditions and other factors that may affect the Group’s ability to collect from customers. The Group writes off accounts receivable when they are deemed uncollectible. There was no write off in any periods presented.

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Inventories, net

Inventories consist of raw materials, work in progress and finished goods which are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for decreases in sales price, obsolescence, or similar reductions in the estimated net realizable value, and are recorded in cost of revenues.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated Useful Life
Buildings	20 - 50 years
Plant and machinery	5 - 10 years
Office equipment	3 - 5 years
Motor vehicles	4 - 5 years
Tooling and equipment	3 - 5 years

Costs related to construction of property and equipment incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and depreciation of these assets commences when they are ready for their intended use. Expenditures for repair and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the combined statements of comprehensive income.

Intangible assets, net

Intangible assets with finite lives are carried at cost less accumulated amortization. Intangible assets represent computer software, trademarks and customer relationships acquired in a business combination. The cost of the trademarks and customer relationships were measured at their fair value on at the acquisition date. All intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets that have indefinite useful lives primarily include a freehold land use right in Malaysia. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Intangible assets, net (continued)

The estimated useful lives of intangible assets are as follows:

Category	Estimated Useful Life
Land use right	Indefinite
Computer software	10 years
Trademarks	8 years
Customer relationships	10 years

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

US$
For the year ending December 31, 2024	451
2025	451
2026	451
2027	451
2028	451

Residual values are considered nil.

Impairment of long-lived assets and intangible assets with definite lives (other than goodwill)

The Group evaluates long-lived assets including property and equipment, operating right-of-use assets and intangible assets, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). When such events occur, the Group assesses the recoverability of the asset group by determining whether or not the carrying amounts of the asset group will be recovered through the undiscounted future cash flows expected to be generated from their use and eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset group, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset groups over their estimated fair value.

No impairment loss was recognized for any period presented.

Revenue recognition

The Group’s revenues are derived principally from sales of various battery products to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer to the customer, which can be either the shipping or delivery date.

Revenues are recognized when control of promised goods is transferred to the Group’s customers in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods net of value-added tax (“VAT”).

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Customer deposits

The Group records a contract liability, which is presented as “Customer deposits” in the combined balance sheets when it receive payments prior to delivery of goods to customers. The Company recognizes these contract liabilities as revenue after the revenue recognition criteria are met. Customer deposits was US$10,646 and US$15,818 as of December 31, 2023 and June 30, 2024, respectively. Revenue recognized from the prior year customer deposit balance during the year ended December 31, 2023 and six months ended June 30, 2024 was US$8,852 and US$10,646, respectively.

All the amounts of transaction prices allocated to the remaining performance obligations are expected to be recognized as revenue within one year.

Warranty Liability

The Group provides guarantees that products sold to customers will meet the published or agreed upon specification and considers these guarantees as assurance-type warranties. The warranty period range from six- to twelve-months. Products that do not meet specifications are replaced at no charge to the customer. The Group had no significant warranty claims based on its historical experience. The Group recorded warranty liabilities of US$3,039 and US$2,996 as of December 31, 2023 and June 30, 2024, respectively, which was included in accrued liabilities and other current liabilities in the combined balance sheets.

Costs of revenues

Cost of revenues consists primarily of materials, labor costs and manufacturing overheads (including depreciation of assets associated with production). Cost of revenues also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand. Cost of revenues are expensed as incurred when the corresponding goods have been provided.

Research and development expenses

Research and development expenses are primarily employee compensation and related costs incurred in the development and enhancement of new product and technology.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the corresponding assets.

All other borrowing costs are expensed when incurred.

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Leases

The Group leases office space and equipment. The Group’s offices and facility leases generally have lease terms between 1 to 9 years. The Group’s lease agreements are with fixed lease payments and do not contain variable lease payments or material residual value guarantees. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligation.

The Group follows ASC 842, Leases (“ASC 842”) to account for its leases. The Group classifies leases as operating or financing lease at inception in accordance with the recognition criteria in ASC 842. The Group classifies a lease as a finance lease if the lease meets any one of the following criteria: a) the leases transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the leases grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for a major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Group’s lease portfolio consists entirely of operating leases as of December 31, 2023 and June 30, 2024.

The Group recognizes a right-of-use (“ROU”) asset at the amount of the lease liabilities adjusted for cumulative prepayments and lease incentives, if any. Lease liability is recognized at the present value of the lease payments over the lease term. Lease expense is recorded on a straight-line basis over the lease term. As the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. In estimating its incremental borrowing rate, the Group considers its credit rating, nature of underlying asset, publicly available data of borrowing rates for loans of similar amount, currency and term as the lease. The Group exempts short-term leases of 12 months or less from balance sheet recognition requirements associated with ASC 842 and recognizes fixed rental payments for these short-term leases as a straight-line expense over the lease term.

The Group owns land use rights in Vietnam for a specified period of time stated in the land use right certificates. Land use rights represent operating leases in accordance with ASC 842. The purchase price of land use rights represents lease prepayments and is recorded as ROU asset in the combined balance sheet and amortized using the straight-line method over the estimated useful lives of 47 years.

Advertising expenses

Advertising expenses, including promotion expenses, are charged to “selling and marketing expenses” as incurred. Advertising expenses amounted to US$2,017, US$904 and US$1,130 for the year ended December 31, 2023 and six months ended June 30, 2023 and 2024, respectively.

Income taxes

The Group accounts for income taxes using the liability approach and recognizes deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the combined financial

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Income taxes (continued)

statements or in the Group’s tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences that exist between the tax basis of assets and liabilities and their reported amounts in the combined financial statements using enacted tax rates in effect for the year end in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The Group evaluates the potential for recovery of deferred tax assets by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current.

The Group accounts for uncertainty in income taxes recognized in the combined financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the combined financial statements. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

The Group evaluated its income tax uncertainty under ASC 740, Income taxes （”ASC 740”). ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the combined statements of comprehensive income.

Fair value measurements

ASC 820-10, Fair Value Measurements and Disclosures: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivables, other receivables within prepayments and other current assets, balances with related parties, interest-bearing bank loans, accounts payable, and other payables with accrued liabilities and other current liabilities, approximate their fair values because of the short maturity of these instruments. Derivative instruments are stated at fair value on a recurring basis.

The Group did not transfer any assets or liabilities in or out of Level 3 during the year ended December 31, 2023 and June 30, 2024. There were no financial assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2023 and June 30, 2024.

The following tables summarize the Group’s financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2023 and June 30, 2024.

	Fair value measurements at December 31, 2023 using
	Level 1	Level 2	Level 3	Total
Derivative assets	—	152	—	152

	Fair value measurements at June 30, 2024 using
	Level 1	Level 2	Level 3	Total
Derivative assets	—	142	—	142

Derivatives

ASC 815, Derivatives and Hedging (“ASC 815”) requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. The Group’s derivative assets represent commodity future and option contracts that do not qualify for hedge accounting in accordance with ASC 815. As there is no initial cost associated with the derivative, the net unrealized gain/(loss) represents the derivative’s fair value which is classified as prepayments and other current assets within the combined balance sheets. Changes in fair value of derivative assets and derivative liabilities resulted in a gain of US$259, US$992 and US$4 for the six months ended June 30, 2023, the year ended December 31, 2023 and the six months ended June 30, 2024, respectively, and are recognized in “others, net” in the combined statements of comprehensive income.

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during the year from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss of the Group includes the foreign currency translation adjustments.

Earnings per share

In accordance with ASC 260, Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive.

Unaudited interim combined financial statements

The accompanying unaudited interim combined balance sheet as of June 30, 2024, the unaudited interim combined statements of comprehensive income and cash flows for the six months ended June 30, 2023 and 2024, and the related footnote disclosures are unaudited. These unaudited interim combined financial statements of the Company are prepared in accordance with U.S. GAAP. The unaudited combined financial statements have been prepared on the same basis as the audited annual financial statements, and reflect, in management’s opinion, all adjustments of a normal, recurring nature that are necessary for the fair presentation of the Company’s financial position as of June 30, 2024 and its combined statements of comprehensive income, changes in shareholder’s equity and cash flows for the six months ended June 30, 2023 and 2024. These unaudited interim combined financial statements do not include all of the information and footnotes required by U.S. GAAP for audited annual financial statements.

Concentration of risks

Concentration of credit risk

Financial assets that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, amounts due from related parties

The Group places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2023 and June 30, 2024, the aggregate amount of cash and cash equivalents of US$20,810 and US$12,359, respectively, were held at major financial institutions located in Singapore, and US$10,694 and US$9,656 respectively, were deposited with major financial institutions located outside Singapore. The Group continues to monitor the financial strength of the financial institutions. The Group regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Concentration of risks (continued)

Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. The Group mitigates customer credit risk by performing periodic credit evaluations on its customers and ongoing monitoring of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations. The Group did not have any customers with receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2023 and June 30, 2024. No single customer generated more than 10% of total revenues for the year ended December 31, 2023 and six months ended June 30, 2023 and 2024, respectively.

Amounts due from related parties are typically unsecured. In evaluating the collectability of the amounts due from related parties, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for credit losses is made when collection of the full amount is no longer probable.

Concentration of suppliers

A significant portion of the Group’s inventories were purchased from two suppliers, one of which is the Parent group (Note 14), who collectively accounted for 79%, 82% and 88% of the Group’s total inventories purchases for the years ended December 31, 2023 and six months ended June 30, 2023 and 2024, respectively. A significant interruption by these suppliers in the delivery of inventories could impair the Group’s ability to deliver the products and could materially adversely impact its combined statements of comprehensive income and combined statements of financial position. The Group minimizes such risk by introducing alternative suppliers to ensure a constant supply.

Business and economic risk

The Group believes that changes in any of the following areas could have a material adverse effect on the Group’s future combined financial position, results of operations or cash flows: changes in the overall demand for products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Group’s ability to attract employees necessary to support its growth. The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the EMEA, Americas and Asia-Pacific regions.

Recently issued accounting pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (‘‘JOBS Act’’). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (continued)

Recently issued accounting pronouncements (continued)

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. The Group is currently evaluating the impact of this accounting standard update on its combined financial statements and related disclosures.

In December 2023 the FASB issued ASU No. 2023-09 — Income tax: Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires public business entities to disclose additional categories of information about federal, state and foreign income taxes in their rate reconciliation and disclose, annually, income taxes paid by federal (national), state and foreign taxes. ASU 2023-09 is effective for public entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group is in the process of evaluating the disclosure impact of adopting this new standard.

In December 2024, the FASB issued ASU No. 2024-03: Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of this new standard on it combined financial statements.

3. Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who makes resource allocation decisions and assesses performance based on the combined financial results. As a result, the Group has only one reportable segment and one operating segment.

Geographic information

The analysis of the total long-lived assets excluding deferred tax assets, related party balances and goodwill by geographic area was as follows:

	As of December 31, 2023	As of June 30, 2024
	(Audited)	(Unaudited)
	US$	US$
Americas	3,071	26,365
EMEA	2,531	2,264
Asia-Pacific	66,606	70,275

	72,208	98,904

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

3. Segment reporting (continued)

Total revenues by geographic area are presented as follows:

	Six months ended June 30, 2023	Year Ended December 31, 2023	Six months ended June 30, 2024
	(Unaudited)	(Audited)	(Unaudited)
	US$	US$	US$
Americas	113,157	295,460	180,991
EMEA and others	112,836	256,317	136,647
Asia-Pacific	69,239	143,207	80,593

	295,232	694,984	398,231

4. Accounts receivable, net

Accounts receivable and allowance for credit losses as of December 31, 2023 and June 30, 2024 are as follows:

	As of December 31, 2023	As of June 30, 2024
	(Audited)	(Unaudited)
	US$	US$
Accounts receivable	178,864	183,086
Less: allowance for credit losses	(4,924)	(6,026)

Accounts receivable, net	173,940	177,060

The following table presents the movement in the allowance for credit losses:

	As of December 31, 2023	As of June 30, 2024
	(Audited)	(Unaudited)
	US$	US$
Balance at the beginning of the year	4,246	4,924
Provisions	668	1,104
Write off	—	—
Translation adjustments	10	(2)

Balance at the end of the year	4,924	6,026

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

5. Inventories, net

Inventories consist of the following:

	As of December 31, 2023	As of June 30, 2024
	(Audited)	(Unaudited)
	US$	US$
Raw materials	9,562	17,026
Work in progress	24,192	23,058
Finished goods	77,313	97,408

Total	111,067	137,492

6. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	Notes	As of December 31, 2023	As of June 30, 2024
		(Audited)	(Unaudited)
		US$	US$
Prepayments for materials	(i)	82,754	112,418
Deductible input VAT		1,606	1,124
Deposits and guarantees		1,013	876
Others		1,356	2,203

Total		86,729	116,621

(i)	Balance includes prepayments of US$69,892 and US$103,773 to the Parent group as of December 31, 2023 and June 30, 2024, respectively.

7. Property and equipment, net

Property and equipment consist of the following:

	As of December 31, 2023	As of June 30, 2024
	(Audited)	(Unaudited)
	US$	US$
Buildings	22,990	22,784
Plant and machinery	55,255	64,522
Office equipment	1,022	1,019
Motor vehicles	1,114	1,241
Tooling and equipment	1,424	1,338
Construction in progress	3,343	14,439

Less: Accumulated depreciation	(34,219)	(37,261)

Property and equipment, net	50,929	68,082

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

7. Property and equipment, net (continued)

Depreciation expense recognized for the year ended December 31, 2023 and the six-months ended June 30, 2023 and 2024 were US$6,723, US$3,792 and US$3,762, respectively.

8. Lease

As of December 31, 2023 and June 30, 2024, the weighted average remaining lease term for the Group’s operating leases were 14.75 years and 11 years, respectively, and the corresponding weighted average discount rates were 4.34% and 4.50%, respectively.

The components of lease cost were as follows:

	Six months ended June 30, 2023	Year Ended December 31, 2023	Six months ended June 30, 2024
	(Unaudited)	(Audited)	(Unaudited)
	US$	US$	US$
Operating lease cost	951	1,954	1,622
Short-term lease cost	972	1,935	508

Total lease cost	1,923	3,889	2,130

Supplemental cash flow information related to operating leases was as follows:

	Six months ended June 30, 2023	Year Ended December 31, 2023	Six months ended June 30, 2024
	(Unaudited)	(Audited)	(Unaudited)
	US$	US$	US$
Cash payments for operating leases	927	1,923	1,469
ROU assets obtained in exchange for operating lease liabilities	1,457	1,953	6,740

Future lease payments under operating leases as of December 31, 2023 were as follows:

Operating leases
US$
Years ending December 31, 2024	1,890
2025	1,592
2026	1,181
2027	951
2028	375
Thereafter	295

Total future lease payments	6,284
Less: imputed interest	(454)

Total lease liability balance	5,830

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

9. Other non-current assets

Other non-current assets consist of the following:

	As of December 31, 2023	As of June 30, 2024
	(Audited)	(Unaudited)
	US$	US$
Prepayments for land and machinery	10,587	14,649
Others	—	506

Total	10,587	15,155

10. Borrowings

The following table presents short-term borrowings as of December 31, 2023 and June 30, 2024. Short-term borrowings include borrowings with total terms shorter than one year and the current portion of the long-term borrowings:

		As of December 31, 2023	As of June 30, 2024
		(Audited)	(Unaudited)
		US$	US$
Current
Short-term borrowings:
Interest-bearing bank borrowings, secured	(2)	4,779	4,415
Factoring arrangements	(3)	20,217	15,260
Interest-bearing bank borrowings, guaranteed	(4)	23,765	30,186
Current portion of long-term borrowings, secured	(1)	230	230
Current portion of long-term borrowings, guaranteed	(4)	809	809

Total current borrowings		49,800	50,900

Non-Current
Long-term borrowings:
Interest-bearing bank borrowings, secured	(1)	1,011	663
Interest-bearing bank borrowings, guaranteed	(4)	531	375
Total non-current borrowings		1,542	1,038

Total borrowings		51,342	51,938

(1)

The Group had an outstanding mortgage loan of US$1,241 and US$893, outstanding as of December 31, 2023 and June 30, 2024, respectively, bearing an average interest rate of 5%, and maturing on March 28, 2028. The loan was secured by an office in Singapore, which had a net carrying amount of approximately US$2,563 and US$2,409 as of December 30, 2023 and June 30, 2024, respectively.

(2)

As of December 31, 2023 and June 30, 2024, the group had an outstanding import invoice financing of US$4,779 and US$4,415, respectively, bearing an average interest rate of 8.3%. The loan was secured by the properties in Malaysia, which had a net carrying amount of approximately US$4,777 and US$4,545 as of December 31, 2023 and June 30, 2024, respectively.

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

10. Borrowings (continued)

(3)

Balance represents short-term loans secured by certain accounts receivable with and amount of US$25,271 and US$19,075 as of December 31, 2023 and June 30, 2024, respectively. The loans are guaranteed by the Parent and Leoch Power Supply (HK) Ltd, a subsidiary of the Parent.

(4)	The bank loans were guaranteed by the Parent.

Payments for short-term and long-term borrowings are due at the end of their respective maturities. The weighted average interest rate for the outstanding borrowings was approximately 5.45% and 5.25% as of December 31, 2023 and June 30, 2024, respectively.

Interest expense related to the term loans of US$1,314, US$3,290 and US$1,461 are recognized in “Interest expense” in the combined statements of comprehensive income for the six months ended June 30 2023, year ended December 31, 2023 and six months ended June 30 2024, respectively.

The following table sets forth the contractual obligations which has not included impact of discount of time value as of December 31, 2023 and June 30, 2024:

			Payment due by period
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4years	4 – 5 years	Total
As of December 31, 2023
Long-term borrowings and interest payables	1,092	761	367	249	238	2,707
As of June 30, 2024
Long-term borrowings and interest payables	1,235	493	255	243	117	2,343

11. Income taxes

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

Under the Singapore tax laws, the subsidiary in Singapore is subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore.

United States

As a result of the United States tax law amendments, the federal statutory income tax rate for the subsidiary in the US is 21% for the year ended December 31, 2023. The subsidiary in the US was incorporated in the state of California, and is also subject to state income tax at a rate of approximately 5.6% for the year ended December 31, 2023.

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

11. Income taxes (continued)

The Company’s profit before income taxes consist of:

Year Ended December 31, 2023
(Audited)
US$
Singapore	32,627
Others	16,714

Total profit before income taxes	49,341

Composition of income tax expense

The current and deferred portions of income tax expense included in the combined statements of comprehensive loss are as follows:

Year Ended December 31, 2023
(Audited)
US$
Current income tax expense	9,801
Deferred tax benefit	(729)

Total income tax expense	9,072

Reconciliation between expenses of income taxes

Reconciliation between the expense of income taxes computed by applying the statutory tax rate to profit before income taxes and the actual provision for income taxes is as follows:

Year Ended December 31, 2023
(Audited)
US$
Profit before income tax	49,341
Income tax expense computed at the statutory tax rate	8,388
International tax rate differential	1,050
Preferential tax rate	(3,967)
Non-deductible expenses	3,863
Interest and penalty	216
Changes in valuation allowance	(478)

Income tax expense	9,072

The income tax provision included in the combined statements of comprehensive income for the six months ended June 30, 2023 and 2024, is based on the best estimate of the effective tax rate expected to be applicable for the entire

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

11. Income taxes (continued)

year. The effective tax rates for the six months ended June 30, 2023 and 2024 are 18.4% and 33.7%, respectively. These estimated effective tax rates are subject to adjustment in subsequent quarterly periods as our estimates of pretax income or loss for the year are increased or decreased. The increase in the effective tax rate in 2024 is mainly due to the expiration of tax incentives for some subsidiaries and the implementation of the Pillar Two legislation for the Vietnam subsidiary.

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2023 are as follows:

As of December 31, 2023
(Audited)
US$
Deferred tax assets
Provision for credit losses	1,040
Unrealised foreign exchange	138
Lease liabilities	1,189
Tax losses	776
Others	93
Less: Valuation allowance	(555)

Total deferred tax assets	2,681

Deferred tax liabilities
Property and equipment depreciation	39
Operating lease right-of-use assets	1,152
Fair value adjustments arising from acquisition of subsidiaries	470

Total deferred tax liabilities	1,661

Net deferred tax assets	1,529

Net deferred tax liabilities	509

As of December 31, 2023, the Group had tax losses of approximately US$2,898 derived mainly from entities in the Sri Lanka and France. The tax losses in the Sri Lanka can be carried forward for six years to offset future taxable profit. The tax losses of entity in the Sri Lanka will expire from 2024 to 2029, if not utilized. The tax losses in France can be carried forward with no expiration date.

The Company did not provide for deferred taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries during the years presented on the basis of its current intent to permanently reinvest its foreign subsidiaries’ earnings. As of December 31, 2023, the total amount of undistributed earnings from the foreign subsidiaries for which no withholding tax has been accrued was US$5,566. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

11. Income taxes (continued)

The Company operates through its subsidiaries and evaluates the potential realization of deferred tax assets on an entity basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2023 and June 30, 2024. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

Unrecognized tax position

As of December 31, 2023 and June 30, 2024, the Company recorded an unrecognized tax position of US$2,114 and US$3,312, respectively. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this moment. As of December 31, 2023, unrecognized tax benefits of US$2,012, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax position was as follows:

	Year Ended December 31, 2023	Six months ended June 30, 2024
	(Audited)	(Unaudited)
	US$	US$
Balance at beginning of the year	1,492	2,114
Additions	622	1,198

Balance at end of the year	2,114	3,312

The Company records interest and penalties as part of its income tax expense. For the year ended December 31, 2023, the Company recorded US$216 (June 30, 2024: US$520) of interest expense and penalties in relation to the unrecognized tax benefit into income tax expense. The accumulated interest expense and penalties accrued in relation to the unrecognized tax position is US$694 as of December 31, 2023.

In general, the Singapore tax authorities have up to four years to conduct examinations of the tax filings of the Company’s Singapore subsidiaries. Accordingly, the Singapore tax filings from 2019 through 2024 remain open to examination by the respective tax authorities. The Group may also be subject to examinations of tax filings in other jurisdictions, which are not material to the combined financial statements.

The Company files income tax returns in the United States. Those federal and state income tax returns are under the statute of limitations subject to tax examinations for 2021 through 2024. To the extent the Company have tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities to the extent utilized in a future period.

12. Commitments and contingencies

Capital commitments

The Group’s capital commitments primarily relate to the expansion and improvement of its Mexico battery plant. Total capital commitments contracted but not yet reflected in the financial statements amounted to US$12,537 and US$39,537 as of December 31, 2023 and June 30, 2024, respectively.

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

12. Commitments and contingencies (continued)

Contingencies

The Group is subject to contingencies in the normal course of business, such as legal proceedings and claims arising out of its business. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

13. Ordinary shares

As of date of submission, the Company had only one issued common share owned by the Parent. The holder of the Company’s ordinary share is entitled to one vote per share on all matters submitted to a vote of the shareholders for the Company.

14. Related party transactions

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship
Dr. Dong Li (the Founder)	Founder, chief executive officer and sole executive director
Parent group	Subsidiaries controlled by the Parent.

Details of related party balances as of December 31, 2023 and June 30, 2024 are as follows:

	Notes	As of December 31, 2023	As of June 30, 2024
		(Audited)	(Unaudited)
		US$	US$
Amounts due from related parties, current
Parent group	(i)	5,594	6,432
Related companies controlled by the Founder	(ii)	808	1,565
Total		6,402	7,997

Amounts due from related parties, non-current
Parent group	(iii)	180,990	134,903

Total		187,392	142,900

LEOCH ENERGY INC

NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2023

AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024 (UNAUDITED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

14. Related party transactions (continued)

	Notes	As of December 31, 2023	As of June 30, 2024
		(Audited)	(Unaudited)
		US$	US$
Amounts due to related parties, current
Parent group	(iv)	302,619	252,315

Amounts due to related parties, non-current
Parent group	(v)	52,990	95,990

Total		355,609	348,305

(i)	Balance represent amounts due from products sold to entities within the Parent group.
(ii)	Balance represent amounts due from products sold to related parties controlled by the Founder.
(iii)	Balance represent non-trade interest-free loans lent to entities within the Parent group.
(iv)	Balance represent amounts arising from trade payables due to entities within the Parent group.
(v)	Balance represent non-trade loans due to entities within the Parent group.

Details of related party transactions for the year ended December 31, 2023 and six months ended June 30, 2023 and 2024 are as follows:

	Six months ended June 30, 2023	Year Ended December 31, 2023	Six months ended June 30, 2024
	(Unaudited)	(Audited)	(Unaudited)
	US$	US$	US$
Sales of products to related companies
Related companies controlled by the Founder	1,066	2,161	1,443
Parent group	1,150	2,599	1,184

	2,216	4,760	2,627

Purchases of raw materials from related companies
Parent group	167,327	381,565	237,501

The purchases of raw materials from fellow subsidiaries and sales of products to the related companies controlled by the Founder were made according to prices mutually agreed between the two parties.

All other related party transactions are disclosed in the footnotes herein.

15. Subsequent events

The subsequent events have been evaluated through March 28, 2025, the date the combined financial statements are issued.

On March 10, 2025, the Group declared a dividend of US$116,330 to its sole shareholder, Leoch International Investment Limited (“LII”) an intermediary subsidiary of the Parent.